FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(Convenience Translation into English from the

Original Previously Issued in Portuguese)

Companhia Brasileira de Distribuição
Individual and Consolidated Interim Financial Information for the Quarter Ended September 30, 2013 and Report on Review of Interim Financial Information
Deloitte Touche Tohmatsu Auditores Independentes

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Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), identified as Company and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2013, which comprises the balance sheet as of September 30, 2013 and the related statements of income and comprehensive income for the three- and nine-month periods then ended, and changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by CVM.

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the nine-month period ended September 30, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, October 16, 2013

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

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Quarterly Financial Information
Companhia Brasileira de Distribuição
September 30, 2013

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Table of Contents

Company Information
Capital Breakdown	1
Cash Dividends	2
Individual Quarterly Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Income Statement	6
Comprehensive Income for the Period	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
1/1/2013 to 9/30/2013	9
1/1/2012 to 9/30/2012	10
Statement of Value Added	11
Consolidated Quarterly Financial Information
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Income Statement	15
Comprehensive Income for the Period	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
1/1/2013 to 9/30/2013	18
1/1/2012 to 9/30/2012	19
Statement of Value Added	20
Comments on the Company`s Performance	21
Notes to the Quarterly Financial Information	41
Other Information Deemed as Relevant by the Company	113
Report on Review of Interim Financial Information	115

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Company Information / Capital Breakdown

Number of Shares (thousand)	Current Quarter 09/30/2013
Paid in Capital
Common	99,680
Preferred	164,638
Total	264,318
Treasury Shares
Common	-
Preferred	233
Total	233

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Board of Directors Meeting	04/25/2013	Dividend	05/16/2013	Common	-	0.11818
Board of Directors Meeting	04/25/2013	Dividend	05/16/2013	Preferred	-	0.13000
Board of Directors Meeting	07/19/2013	Dividend	08/01/2013	Common	-	0.11818
Board of Directors Meeting	07/19/2013	Dividend	08/01/2013	Preferred	-	0.13000

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Individual Quarterly Financial Information/ Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 09/30/2013	Previous Year 12/31/2012
1	Total Assets	20,889,613	22,009,548
1.01	Current Assets	4,069,851	5,783,263
1.01.01	Cash and Cash Equivalents	1,286,277	2,890,331
1.01.03	Accounts Receivable	249,507	513,783
1.01.03.01	Trade Accounts Receivable	225,322	492,642
1.01.03.02	Other Accounts Receivable	24,185	21,141
1.01.04	Inventories	2,070,310	2,132,697
1.01.06	Recoverable Taxes	222,338	193,714
1.01.06.01	Current Recoverable Taxes	222,338	193,714
1.01.07	Prepaid Expenses	72,332	30,096
1.01.08	Other Current Assets	169,087	22,642
1.01.08.01	Noncurrent Assets Held for Sales	8,853	-
1.01.08.03	Other	160,234	22,642
1.02	Noncurrent Assets	16,819,762	16,226,285
1.02.01	Long-term Assets	1,685,170	2,564,888
1.02.01.03	Accounts Receivable	23,554	25,740
1.02.01.03.02	Other Accounts Receivable	23,554	25,740
1.02.01.06	Deferred Taxes	211,548	185,491
1.02.01.06.01	Deferred Income and Social Contribution Taxes	211,548	185,491
1.02.01.07	Prepaid Expenses	39,586	49,064
1.02.01.08	Receivables from Related Parties	608,487	1,538,567
1.02.01.08.02	Receivables from Subsidiaries	556,481	1,470,807
1.02.01.08.03	Receivables from Controlling Shareholders	-	6,258
1.02.01.08.04	Receivables from Other Related Parties	52,006	61,502
1.02.01.09	Other Noncurrent Assets	801,995	766,026
1.02.01.09.04	Recoverable Taxes	259,508	217,651
1.02.01.09.05	Restricted Deposits for Legal Proceeding	542,487	548,375
1.02.02	Investments	8,049,540	6,736,527
1.02.02.01	Investments in Associates	8,049,540	6,736,527
1.02.02.01.02	Investments in Subsidiaries	8,049,540	6,736,527
1.02.03	Property and Equipment, net	5,958,294	5,816,754
1.02.03.01	In Use	5,826,758	5,655,444
1.02.03.02	Leased properties	34,062	50,993
1.02.03.03	In Progress	97,474	110,317
1.02.04	Intangible Assets	1,126,758	1,108,116
1.02.04.01	Intangible Assets	1,126,758	1,108,116

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Individual Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 09/30/2013	Previous Year 12/31/2012
2	Total Liabilities	20,889,613	22,009,548
2.01	Current Liabilities	6,922,280	7,097,599
2.01.01	Payroll and Related Charges	393,295	330,884
2.01.01.01	Payroll Liabilities	48,029	45,802
2.01.01.02	Social Security Liabilities	345,266	285,082
2.01.02	Trade Accounts Payable	1,814,792	2,357,379
2.01.02.01	Local Trade Accounts Payable	1,743,574	2,294,756
2.01.02.02	Foreign Trade Accounts Payable	71,218	62,623
2.01.03	Taxes and Contributions Payable	113,833	101,508
2.01.03.01	Federal Tax Liabilities	94,867	76,601
2.01.03.01.01	Income and Social Contribution Tax Payable	75,013	-
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	19,854	76,601
2.01.03.02	State Tax Liabilities	18,966	24,907
2.01.04	Loans and Financing	2,096,082	1,418,852
2.01.04.01	Loans and Financing	975,371	802,033
2.01.04.01.01	In Local Currency	810,261	228,566
2.01.04.01.02	In Foreign Currency	165,110	573,467
2.01.04.02	Debentures	1,089,307	549,956
2.01.04.03	Financing by Leasing	31,404	66,863
2.01.05	Other Liabilities	2,502,819	2,864,426
2.01.05.01	Related Parties	2,114,632	2,246,087
2.01.05.01.01	Debts with Associated Companies	5,689	4,033
2.01.05.01.02	Debts with Subsidiaries	2,096,311	2,226,298
2.01.05.01.03	Debts with Controlling Shareholders	143	-
2.01.05.01.04	Debts with Others Related Parties	12,489	15,756
2.01.05.02	Other	388,187	618,339
2.01.05.02.01	Dividends and Interest on Equity Payable	902	166,507
2.01.05.02.04	Utilities	6,405	6,343
2.01.05.02.05	Rent Payable	33,840	33,258
2.01.05.02.06	Advertisement Payable	33,223	42,103
2.01.05.02.07	Pass-through to Third Parties	7,890	10,974
2.01.05.02.08	Financing Related to Acquisition of Real Estate	38,492	88,181
2.01.05.02.09	Taxes Payable in Installments	133,645	147,172
2.01.05.02.11	Other Accounts Payable	133,790	123,801
2.01.06	Provisions	1,459	24,550
2.01.06.02	Other Provisions	1,459	24,550
2.01.06.02.02	Provisions for Restructuring	1,459	24,550
2.02	Noncurrent Liabilities	4,937,431	6,417,224
2.02.01	Loans and Financing	3,333,727	4,903,336
2.02.01.01	Loans and Financing	1,106,103	1,823,159
2.02.01.01.01	In Local Currency	1,106,103	1,662,523
2.02.01.01.02	In Foreign Currency	-	160,636
2.02.01.02	Debentures	2,097,631	2,942,111
2.02.01.03	Financing by Leasing	129,993	138,066
2.02.02	Other Liabilities	1,056,245	1,168,205
2.02.02.02	Other	1,056,245	1,168,205
2.02.02.02.03	Taxes Payable by Installments	1,009,050	1,119,029
2.02.02.02.04	Other Accounts Payable	47,195	49,176

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Individual Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 09/30/2013	Previous Year 12/31/2012
2.02.04	Provision for Contingencies	547,459	345,683
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	547,459	345,683
2.02.04.01.01	Tax Provisions	303,863	169,056
2.02.04.01.02	Social Security and Labor Provisions	185,614	112,417
2.02.04.01.04	Civil Provisions	57,982	64,210
2.03	Shareholders’ Equity	9,029,902	8,494,725
2.03.01	Paid-in Capital Stock	6,759,809	6,710,035
2.03.02	Capital Reserves	220,092	228,459
2.03.02.02	Special Goodwill Reserve	-	38,025
2.03.02.04	Granted Options	212,694	183,036
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	1,555,487	1,556,231
2.03.04.01	Legal Reserve	300,808	300,808
2.03.04.05	Retention of Profits Reserve	794,122	794,865
2.03.04.10	Expansion Reserve	460,557	460,558
2.03.05	Retained Earnings/ Accumulated Losses	494,514	-

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Individual Quarterly Financial Information / Statement of Income

R$ (in thousands)

Code	Description	YTD Current Period 7/1/2013 to 9/30/2013	YTD Current Period 1/1/2013 to 9/30/2013	YTD Current Period 7/1/2012 to 9/30/2012	YTD Current Period 1/1/2012 to 9/30/2012
3.01	Net Sales from Goods and/or Services	5,253,119	15,407,167	4,602,262	13,742,641
3.02	Cost of Goods Sold and/or Services Sold	(3,875,009)	(11,277,615)	(3,409,569)	(10,199,613)
3.03	Gross Profit	1,378,110	4,129,552	1,192,693	3,543,028
3.04	Operating Income/Expenses	(913,730)	(3,111,123)	(849,584)	(2,460,281)
3.04.01	Selling Costs	(789,176)	(2,346,958)	(668,629)	(2,038,894)
3.04.02	General and Administrative	(158,622)	(486,411)	(164,621)	(453,006)
3.04.04	Other Operating Expense	(5,023)	817	8,028	(6,826)
3.04.04.01	Income Related to Fixed Assets	5,043	817	(3,712)	(18,568)
3.04.04.02	Other Operating Income	(10,066)	-	11,740	11,742
3.04.05	Other Operating Expenses	(114,966)	(564,428)	(123,896)	(285,087)
3.04.05.01	Depreciation/Amortization	(105,877)	(305,620)	(89,760)	(249,384)
3.04.05.03	Other Operating Expenses	(9,089)	(258,808)	(34,136)	(35,703)
3.04.06	Equity Pickup	154,057	285,857	99,534	323,532
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	464,380	1,018,429	343,109	1,082,747
3.06	Net Financial Expenses	(142,454)	(384,994)	(119,972)	(343,501)
3.06.01	Financial Revenue	49,769	160,248	78,991	253,335
3.06.02	Financial Expenses	(192,223)	(545,242)	(198,963)	(596,836)
3.07	Earnings Before Income and Social Contribution Taxes	321,926	633,435	223,137	739,246
3.08	Income and Social Contribution Taxes	(39,817)	(72,661)	(34,513)	(129,381)
3.08.01	Current	(52,014)	(98,718)	(24,292)	(105,840)
3.08.02	Deferred	12,197	26,057	(10,221)	(23,541)
3.09	Net Income from Continued Operations	282,109	560,774	188,624	609,865
3.11	Net Income for the Period	282,109	560,774	188,624	609,865
3.99	Earnings per Share - (Reais/Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	1.01	2.00	0.68	2.19
3.99.01.02	PN	1.11	2.20	0.75	2.41
3.99.02	Earnings Diluted per Share
3.99.02.01	ON	1.00	2.00	0.68	2.19
3.99.02.02	PN	1.10	2.19	0.74	2.39

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Individual Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)

Code	Description	YTD Current Period 7/1/2013 to 9/30/2013	YTD Current Period 1/1/2013 to 9/30/2013	YTD Previous Period 7/1/2012 to 9/30/2012	YTD Previous Period 1/1/2012 to 9/30/2012
4.01	Net Income for the Period	282,109	560,774	188,624	609,865
4.03	Comprehensive Income for the Period	282,109	560,774	188,624	609,865

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Individual Quarterly Financial Information /Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 9/30/2013	YTD Previous Period 1/1/2012 to 9/30/2012
6.01	Net Cash Flow Operating Activities	398,985	(213,551)
6.01.01	Cash Provided by the Operations	1,309,938	1,072,150
6.01.01.01	Net Income for the Period	560,774	609,865
6.01.01.02	Deferred Income and Social Contribution Taxes	(26,057)	23,541
6.01.01.03	Results from Disposal of Fixed Assets	(817)	18,568
6.01.01.04	Depreciation/Amortization	333,056	274,397
6.01.01.05	Net Finance Results	420,104	432,715
6.01.01.06	Adjustment to Present Value	808	(15,966)
6.01.01.07	Equity Pickup	(285,857)	(323,532)
6.01.01.08	Provision for Contingencies	197,162	23,698
6.01.01.09	Provision for Disposals and Impairment of Property and Equipment	2,706	(3,324)
6.01.01.10	Share-based Payment	29,658	27,794
6.01.01.11	Provision for Obsolescence/Shrinkage	(3,556)	2,484
6.01.01.13	Allowance for doubtful accounts	(43)	1,910
6.01.01.14	Noncurrent expenses	82,000	-
6.01.02	Changes in Assets and Liabilities	(910,953)	(1,285,701)
6.01.02.01	Accounts Receivable	267,401	144,681
6.01.02.02	Inventories	65,943	2,939
6.01.02.03	Recoverable Taxes	(70,852)	(27,488)
6.01.02.04	Other Assets	(40,394)	(27,683)
6.01.02.05	Related Parties	(367,945)	(666,513)
6.01.02.06	Restricted Deposits for Legal Proceeding	(77,463)	(52,224)
6.01.02.07	Trade Accounts Payable	(542,587)	(572,021)
6.01.02.08	Payroll Charges	62,411	54,951
6.01.02.09	Taxes and Social Contributions Payable	(153,500)	(150,305)
6.01.02.10	Other Accounts Payable	(31,404)	25,866
6.01.02.11	Contingencies	(22,563)	(17,904)
6.02	Net Cash Flow Investment Activities	(536,741)	(525,113)
6.02.02	Acquisition of Property and Equipment	(491,173)	(529,050)
6.02.03	Increase Intangible Assets	(68,239)	(3,531)
6.02.04	Sales of Property and Equipment	22,671	7,468
6.03	Net Cash Flow Financing Activities	(1,466,298)	888,734
6.03.01	Capital Increase/Decrease	11,749	13,094
6.03.02	Additions	-	1,527,273
6.03.03	Payments	(1,032,407)	(405,580)
6.03.04	Interest Paid	(213,775)	(87,544)
6.03.05	Payment of Dividends	(231,865)	(158,509)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,604,054)	150,070
6.05.01	Cash and Cash Equivalents at the Beginning of Period	2,890,331	2,328,783
6.05.02	Cash and Cash Equivalents at the End of Period	1,286,277	2,478,853

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Individual Quarterly Financial Information / Statement of Changes in Shareholders’ Equity – 01/01/2013 to 09/30/2013

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Shareholders’ Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	8,494,725
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	8,494,725
5.04	Capital Transactions with Shareholders	49,774	(8,367)	-	(66,260)	(24,853)
5.04.01	Capital Increases	11,749	-	-	-	11,749
5.04.03	Granted Options	-	29,658	-	-	29,658
5.04.06	Dividends	-	-	-	(66.260)	(66,260)
5.04.08	Reserves Capitalization	38,025	(38,025)	-	-	-
5.05	Total Comprehensive Income	-	-	-	560,774	560,774
5.05.01	Net Income for the Period	-	-	-	560,774	560,774
5.06	Internal Changes of Shareholders’ Equity	-	-	(744)	-	(744)
5.06.04	Gain (Loss) in Equity Interest	-	-	(744)	-	(744)
5.07	Closing Balance	6,759,809	220,092	1,555,487	494,514	9,029,902

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Individual Quarterly Financial Information /Statement of Changes in Shareholders’ Equity – 01/01/2012 to 09/30/2012

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Shareholders’ Equity
5.01	Opening Balance	6,129,405	384,342	1,111,526	-	7,625,273
5.03	Restated Opening Balance	6,129,405	384,342	1,111,526	-	7,625,273
5.04	Capital Transactions with Shareholders	572,413	(173,111)	(358,415)	(55,727)	(14,840)
5.04.01	Capital Increases	13,093	-	-	-	13,093
5.04.03	Granted Options	-	27,794	-	-	27,794
5.04.06	Dividends	-	-	-	(55,727)	(55,727)
5.04.08	Capitalization of Reserve	559,320	(200,905)	(358,415)	-	-
5.05	Total Comprehensive Income	-	-	-	609,865	609,865
5.05.01	Net Income for the Period	-	-	-	609,865	609,865
5.06	Internal Changes of Shareholders’ Equity	-	-	476	-	476
5.06.04	Gain (Loss) in Equity Interest	-	-	476	-	476
5.07	Closing Balance	6,701,818	211,231	753,587	554,138	8,220,774

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Quarterly Financial Information /Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 9/30/2013	YTD Previous Period 1/1/2012 to 9/30/2012
7.01	Revenues	16,881,694	15,134,076
7.01.01	Sales of Goods, Products and Services	16,791,136	15,086,412
7.01.02	Other Revenues	90,515	49,574
7.01.04	Allowance for/Reversal of Doubtful Accounts	43	(1,910)
7.02	Raw Materials Acquired from Third Parties	(13,299,084)	(12,046,496)
7.02.01	Costs of Products, Goods and Services Sold	(11,871,472)	(10,914,034)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,427,612)	(1,132,462)
7.03	Gross Added Value	3,582,610	3,087,580
7.04	Retention	(333,056)	(274,397)
7.04.01	Depreciation and Amortization	(333,056)	(274,397)
7.05	Net Added Value Produced	3,249,554	2,813,183
7.06	Added Value Received in Transfer	446,105	576,867
7.06.01	Equity Pickup	285,857	323,532
7.06.02	Financial Revenue	160,248	253,335
7.07	Total Added Value to Distribute	3,695,659	3,390,050
7.08	Distribution of Added Value	3,695,659	3,390,050
7.08.01	Personnel	1,581,774	1,309,825
7.08.01.01	Direct Compensation	1,077,817	908,054
7.08.01.02	Benefits	11,570	301,893
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	397,220	79,667
7.08.01.04	Other	95,167	20,211
7.08.02	Taxes, Fees and Contributions	675,681	596,500
7.08.02.01	Federal	446,860	410,677
7.08.02.02	State	155,742	113,990
7.08.02.03	Municipal	73,079	71,833
7.08.03	Value Distributed to Providers of Capital	877,430	873,860
7.08.03.01	Interest	545,242	596,836
7.08.03.02	Rentals	332,188	277,024
7.08.04	Value Distributed to Shareholders	560,774	609,865
7.08.04.03	Retained Earnings for the Period	560,774	609,865

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 09/30/2013	Previous Year 12/31/2012
1	Total Assets	33,575,523	34,832,108
1.01	Current Assets	14,849,309	16,680,302
1.01.01	Cash and Cash Equivalents	4,780,019	7,086,251
1.01.02	Financial Investments	23,270	-
1.01.02.01	Financial Investments Measured Fair Value	23,270	-
1.01.02.01.03	Marketable Securities	23,270	-
1.01.03	Accounts Receivable	2,577,659	2,867,556
1.01.03.01	Trade Accounts Receivable	2,364,987	2,646,079
1.01.03.02	Other Accounts Receivable	212,672	221,477
1.01.04	Inventories	6,251,715	5,759,648
1.01.06	Recoverable Taxes	976,042	871,021
1.01.06.01	Current Recoverable Taxes	976,042	871,021
1.01.07	Prepaid Expenses	155,239	66,792
1.01.08	Other Current Assets	85,365	29,034
1.01.08.01	Noncurrent Assets for Sales	51,780	-
1.01.08.03	Other	33,585	29,034
1.02	Noncurrent Assets	18,726,214	18,151,806
1.02.01	Long-term Assets	4,741,400	4,699,323
1.02.01.03	Accounts Receivable	688,648	664,896
1.02.01.03.01	Trade Accounts Receivable	113,285	108,499
1.02.01.03.02	Other Accounts Receivable	575,363	556,397
1.02.01.04	Inventories	172,280	172,280
1.02.01.06	Deferred Taxes	1,024,605	1,078,842
1.02.01.06.01	Deferred Income and Social Contribution Taxes	1,024,605	1,078,842
1.02.01.07	Prepaid Expenses	51,045	61,892
1.02.01.08	Receivables from Related Parties	200,159	178,420
1.02.01.08.03	Receivables from Controlling Shareholders	-	6,258
1.02.01.08.04	Receivables from Other Related Parties	200,159	172,162
1.02.01.09	Other Noncurrent Assets	2,604,663	2,542,993
1.02.01.09.04	Recoverable Taxes	1,244,346	1,231,642
1.02.01.09.05	Restricted Deposits for Legal Proceeding	998,038	952,294
1.02.01.09.07	Financial Instruments - Option to Put/Call	362,279	359,057
1.02.02	Investments	389,551	362,429
1.02.02.01	Investments in Associates	389,551	362,429
1.02.02.01.01	Investments in Associates	302,216	275,094
1.02.02.01.04	Other Equity Interest	87,335	87,335
1.02.03	Property and Equipment, net	8,659,711	8,114,498
1.02.03.01	In Use	8,369,561	7,761,755
1.02.03.02	Leased Properties	106,843	148,112
1.02.03.03	In Progress	183,307	204,631
1.02.04	Intangible Assets	4,935,552	4,975,556
1.02.04.01	Intangible Assets	4,935,552	4,975,556

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 09/30/2013	Previous Year 12/31/2012
2	Total Liabilities	33,575,523	34,832,108
2.01	Current Liabilities	13,234,808	13,391,267
2.01.01	Payroll and Related Charges	939,219	728,970
2.01.01.01	Payroll Liabilities	144,852	190,127
2.01.01.02	Social Security Liabilities	794,367	538,843
2.01.02	Trade Accounts Payable	5,681,576	6,240,356
2.01.02.01	Local Trade Payable	5,591,988	6,150,533
2.01.02.02	Foreign Trade Payable	89,588	89,823
2.01.03	Taxes and Contribution Payable	601,989	650,761
2.01.03.01	Federal Tax Liabilities	414,361	410,893
2.01.03.01.01	Income and Social Contribution Taxes Payable	136,924	93,759
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	277,437	317,134
2.01.03.02	State Tax Liabilities	182,174	233,154
2.01.03.03	Municipal Tax Liabilities	5,454	6,714
2.01.04	Loans and Financing	4,748,567	4,211,150
2.01.04.01	Loans and Financing	3,596,428	3,459,652
2.01.04.01.01	In Local Currency	3,390,868	2,754,029
2.01.04.01.02	In Foreign Currency	205,560	705,623
2.01.04.02	Debentures	1,104,229	668,444
2.01.04.03	Financing by Leasing	47,910	83,054
2.01.05	Other Liabilities	1,261,998	1,535,480
2.01.05.01	Related Parties	34,870	80,399
2.01.05.01.01	Debts with Subsidiaries	22,049	64,181
2.01.05.01.04	Debts with Other Related Parties	12,821	16,218
2.01.05.02	Other	1,227,128	1,455,081
2.01.05.02.01	Dividends	99,910	168,798
2.01.05.02.04	Utilities	24,941	22,801
2.01.05.02.05	Rent Payable	50,488	51,377
2.01.05.02.06	Advertisement Payable	69,044	112,976
2.01.05.02.07	Pass-through to Third Parties	157,206	224,099
2.01.05.02.08	Financing Related to Acquisition of Real Estate	53,992	88,181
2.01.05.02.09	Deferred Revenues	82,726	92,120
2.01.05.02.10	Taxes Payable in Installments	142,219	155,368
2.01.05.02.11	Companies’ Acquisition	68,361	63,021
2.01.05.02.12	Other Accounts Payable	478,241	476,340
2.01.06	Provisions	1,459	24,550
2.01.06.02	Other Provisions	1,459	24,550
2.01.06.02.02	Provisions for Restructuring	1,459	24,550
2.02	Noncurrent Liabilities	8,688,227	10,372,890
2.02.01	Loans and Financing	4,741,535	6,281,104
2.02.01.01	Loans and Financing	1,703,218	2,377,214
2.02.01.01.01	In Local Currency	1,703,218	2,176,652
2.02.01.01.02	In Foreign Currency	-	200,562
2.02.01.02	Debentures	2,897,320	3,741,353
2.02.01.03	Financing by Leasing	140,997	162,537
2.02.02	Other Liabilities	1,325,618	1,708,384
2.02.02.02	Other	1,325,618	1,708,384
2.02.02.02.03	Taxes Payable by Installments	1,091,189	1,204,543
2.02.02.02.04	Other Accounts Payable	128,778	345,640
2.02.02.02.05	Accounts Payable Related to Acquisition of Companies	105,651	158,201
2.02.03	Deferred Taxes	1,089,582	1,137,376

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 09/30/2013	Previous Year 12/31/2012
2.02.03.01	Deferred Income and Social Contribution Taxes	1,089,582	1,137,376
2.02.04	Provisions for Contingencies	1,101,321	774,361
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,101,321	774,361
2.02.04.01.01	Tax Provisions	616,203	450,639
2.02.04.01.02	Social Security and Labor Provisions	321,631	190,836
2.02.04.01.04	Civil Provisions	163,487	132,886
2.02.06	Deferred Revenues	430,171	471,665
2.02.06.02	Deferred Revenues	430,171	471,665
2.03	Consolidated Shareholders’ Equity	11,652,488	11,067,951
2.03.01	Paid-in Capital Stock	6,759,809	6,710,035
2.03.02	Capital Reserves	220,092	228,459
2.03.02.02	Special Goodwill Reserve	-	38,025
2.03.02.04	Granted Options	212,694	183,036
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	1,555,487	1,556,231
2.03.04.01	Legal Reserve	300,808	300,808
2.03.04.05	Profit Retention Reserve	794,122	794,865
2.03.04.10	Expansion Reserve	460,557	460,558
2.03.05	Retained Earnings/ Accumulated Losses	494,514	-
2.03.09	Noncontrolling Interest	2,622,586	2,573,226

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information / Statement of Income

R$ (in thousands)

Code	Description	YTD Current Period 7/1/2013 to 9/30/2013	YTD Current Period 1/1/2013 to 9/30/2013	YTD Previous Period 7/1/2011 to 9/30/2011	YTD Previous Period 1/1/2012 to 9/30/2012
3.01	Net Sales from Goods and/or Services	14,077,085	40,842,869	12,155,164	36,340,034
3.02	Cost of Goods Sold and/or Services Sold	(10,355,955)	(30,037,937)	(8,964,341)	(26,675,839)
3.03	Gross Profit	3,721,130	10,804,932	3,190,823	9,664,195
3.04	Operating Income/Expenses	(2,906,356)	(8,946,022)	(2,621,469)	(7,910,512)
3.04.01	Selling Costs	(2,330,363)	(6,866,612)	(2,032,372)	(6,130,003)
3.04.02	General and Administrative	(374,533)	(1,142,310)	(369,638)	(1,223,270)
3.04.04	Other Operating Income	1,654	(1,372)	9,811	42,805
3.04.04.01	Income Related to Fixed Assets	7,505	(6,308)	(5,566)	(8,533)
3.04.04.02	Other Operating Income	(5,851)	4,936	15,377	51,338
3.04.05	Other Operating Expenses	(218,687)	(964,078)	(238,948)	(611,907)
3.04.05.01	Depreciation/Amortization	(200,968)	(591,003)	(203,794)	(555,473)
3.04.05.03	Other Operating Expenses	(17,719)	(373,075)	(35,154)	(56,434)
3.04.06	Equity Pickup	15,573	28,350	9,678	11,863
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	814,774	1,858,910	569,354	1,753,683
3.06	Net finance expenses	(311,563)	(865,576)	(271,935)	(892,413)
3.06.01	Financial Revenue	145,504	416,178	162,678	459,315
3.06.02	Financial Expenses	(457,067)	(1,281,754)	(434,613)	(1,351,728)
3.07	Earnings Before Income and Social Contribution Taxes	503,211	993,334	297,419	861,270
3.08	Income and Social Contribution Taxes	(146,679)	(284,567)	(87,470)	(243,866)
3.08.01	Current	(135,432)	(278,124)	(57,364)	(160,350)
3.08.02	Deferred	(11,247)	(6,443)	(30,106)	(83,516)
3.09	Net Income from Continued Operations	356,532	708,767	209,949	617,404
3.11	Consolidated Net Income/Loss for the Period	356,532	708,767	209,949	617,404
3.11.01	Attributed to Partners of Parent Company	282,109	560,774	188,624	609,865
3.11.02	Attributed to Noncontrolling Shareholders	74,423	147,993	21,325	7,539
3.99	Earnings per Share - (Reais / Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	1.01	2.00	0.68	2.19
3.99.01.02	PN	1.11	2.20	0.75	2.41
3.99.02	Earnings Diluted per Share
3.99.02.01	ON	1.01	2.00	0.68	2.19
3.99.02.02	PN	1.10	2.19	0.74	2.39

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)

Code	Description	YTD Current Period 7/1/2013 to 9/30/2013	YTD Current Period 1/1/2013 to 9/30/2013	YTD Previous Period 7/1/2012 to 9/30/2012	YTD Previous Period 1/1/2012 to 9/30/2012
4.01	Net Income for the Period	356,532	708,767	209,949	617,404
4.03	Comprehensive Income for the Period	356,532	708,767	209,949	617,404
4.03.01	Attributed to Controlling Shareholders	282,109	560,774	188,624	609,865
4.03.02	Attributed to Non-Controlling Shareholders	74,423	147,993	21,325	7,539

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information /Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 9/30/2013	YTD Previous Period 1/1/2012 to 9/30/2012
6.01	Net Cash Flow Operating Activities	809,999	635,564
6.01.01	Cash Provided by the Operations	2,878,149	2,368,071
6.01.01.01	Net Income for the Period	708,767	617,404
6.01.01.02	Deferred Income and Social Contribution Taxes	6,443	83,516
6.01.01.03	Results from Disposal of Fixed Assets	6,308	8,533
6.01.01.04	Depreciation/Amortization	648,175	617,411
6.01.01.05	Net Finance Results	700,274	902,848
6.01.01.06	Adjustment to Present Value	6,871	(21,703)
6.01.01.07	Equity Pickup	(28,350)	(11,863)
6.01.01.08	Payment Provision for Contingencies	310,076	57,413
6.01.01.09	Provision for Disposals and Impairment of Property and Equipment	2,809	(23,160)
6.01.01.10	Share-Based payment	29,658	27,794
6.01.01.11	Allowance for Doubtful Accounts	350,729	204,805
6.01.01.12	Provision for Obsolescence/Shrinkage	(10,055)	29,113
6.01.01.13	Gain (Loss) in Equity Interest Dilution	-	(24,290)
6.01.01.14	Barter Revenue	-	(96,810)
6.01.01.15	Deferred Revenue	(41,494)	-
6.01.01.16	Noncurrent expenses	187,938	-
6.01.02	Changes in Assets and Liabilities	(2,068,150)	(1,735,447)
6.01.02.01	Financial investments	(23,136)	-
6.01.02.02	Accounts Receivable	(77,123)	14,189
6.01.02.03	Inventories	(497,140)	336,181
6.01.02.04	Recoverable Taxes	(153,420)	(440,755)
6.01.02.05	Financial instruments	-	(51,341)
6.01.02.06	Other Assets	(91,213)	(58,614)
6.01.02.07	Related Parties	(93,899)	(56,739)
6.01.02.08	Restricted Deposits for Legal Proceeding	(194,162)	(124,948)
6.01.02.09	Trade Accounts Payable	(548,913)	(1,292,838)
6.01.02.10	Payroll Charges	210,249	205,573
6.01.02.11	Taxes and Social Contributions Payable	(184,126)	(237,286)
6.01.02.12	Other Accounts Payable	(372,023)	14,292
6.01.02.13	Contingencies	(43,244)	(43,161)
6.02	Net Cash Flow Investing Activities	(1,289,402)	(882,707)
6.02.01	Companies Acquisition	(63,243)	(42,987)
6.02.03	Acquisition of Property and Equipment	(1,157,971)	(837,746)
6.02.04	Increase Intangible Assets	(139,562)	(47,405)
6.02.05	Sales of Property and Equipment	71,374	45,260
6.02.06	Net Cash Acquisition	-	171
6.03	Net Cash flow Financing Activities	(1,826,829)	827,739
6.03.01	Capital Increase/Decrease	11,749	13,094
6.03.02	Additions	3,877,056	5,694,469
6.03.03	Payments	(5,041,957)	(4,498,084)
6.03.04	Interest Paid	(439,582)	(223,232)
6.03.05	Payment of Dividends	(234,095)	(158,508)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(2,306,232)	580,596
6.05.01	Cash and Cash Equivalents at the Beginning of Period	7,086,251	4,969,955
6.05.02	Cash and Cash Equivalents at the End of Period	4,780,019	5,550,551

(FREETRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Consolidated Quarterly Financial Information /Statement of Changes in Shareholders’ Equity –01/01/2013 to 09/30/2013

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Noncontrolling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725	2,573,226	11,067,951
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725	2,573,226	11,067,951
5.04	Capital Transactions with Shareholders	49,774	(8,367)	-	(66,260)	-	(24,853)	(98,946)	(123,799)
5.04.01	Capital Increases	11,749	-	-	-	-	11,749	-	11,749
5.04.03	Granted Options	-	29,658	-	-	-	29,658	-	29,658
5.04.06	Dividends	-	-	-	(66,260)	-	(66,260)	(98,946)	(165,206)
5.04.08	Capitalization of Reserve	38,025	(38,025)	-	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	560,774	-	560,774	147,993	708,767
5.05.01	Net Income for the Period	-	-	-	560,774	-	560,774	147,993	708,767
5.06	Internal Changes of Shareholders’ Equity	-	-	(744)	-	-	(744)	313	(431)
5.06.04	Gain (Loss) in Equity Interest	-	-	(744)	-	-	(744)	313	(431)
5.07	Closing Balance	6,759,809	220,092	1,555,487	494,514	-	9,029,902	2,622,586	11,652,488

(FREETRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Version: 1

Consolidated Quarterly Financial Information /Statement of Changes in Shareholders’ Equity – 01/01/2012 to 09/30/2012

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Noncontrolling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273	2,469,152	10,094,425
5.03	Restated Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273	2,469,152	10,094,425
5.04	Capital Transactions with Shareholders	572,413	(173,111)	(358,415)	(55,727)	-	(14,840)	-	(14,840)
5.04.01	Capital Increase	13,093	-	-	-	-	13,093	-	13,093
5.04.03	Granted Options	-	27,794	-	-	-	27,794	-	27,794
5.04.06	Dividends	-	-	-	(55,727)	-	(55,727)	-	(55,727)
5.04.08	Capitalization of Reserves	559,320	(200,905)	(358,415)	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	609,865	-	609,865	7,539	617,404
5.05.01	Net Income for the Period	-	-	-	609,865	-	609,865	7,539	617,404
5.06	Internal Changes of Shareholders’ Equity	-	-	476	-	-	476	221	697
5.06.04	Gain (Loss) in Equity Interest	-	-	476	-	-	476	221	697
5.07	Closing Balance	6,701,818	211,231	753,587	554,138	-	8,220,774	2,476,912	10,697,686

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	Version: 1

Consolidated Quarterly Financial Information /Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 9/30/2013	YTD Previous Period 1/1/2012 to 9/30/2012
7.01	Revenues	45,426,547	40,740,195
7.01.01	Sales of Goods, Products and Services	45,623,657	40,837,476
7.01.02	Other Revenues	153,619	107,524
7.01.04	Allowance for/Reversal of Doubtful Accounts	(350,729)	(204,805)
7.02	Raw Materials Acquired from Third Parties	(34,595,030)	(31,738,357)
7.02.01	Costs of Products, Goods and Services Sold	(30,570,927)	(28,156,755)
7.02.02	Materials, Energy, Outsourced Services and Other	(4,024,103)	(3,581,602)
7.03	Gross Added Value	10,831,517	9,001,838
7.04	Retention	(648,175)	(617,411)
7.04.01	Depreciation and Amortization	(648,175)	(617,411)
7.05	Net Added Value Produced	10,183,342	8,384,427
7.06	Added Value Received in Transfer	444,528	471,178
7.06.01	Equity Pickup	28,350	11,863
7.06.02	Financial Revenue	416,178	459,315
7.07	Total Added Value to Distribute	10,627,870	8,855,605
7.08	Distribution of Added Value	10,627,870	8,855,605
7.08.01	Personnel	4,215,072	4,088,510
7.08.01.01	Direct Compensation	3,055,279	3,012,353
7.08.01.02	Benefits	108,339	712,215
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	780,667	249,538
7.08.01.04	Other	270,787	114,404
7.08.01.04.01	Interest	270,787	114,404
7.08.02	Taxes, Fees and Contributions	3,409,043	1,943,222
7.08.02.01	Federal	2,092,856	1,117,880
7.08.02.02	State	1,152,184	655,820
7.08.02.03	Municipal	164,003	169,522
7.08.03	Value Distributed to Providers of Capital	2,294,988	2,206,469
7.08.03.01	Interest	1,281,754	1,351,728
7.08.03.02	Rentals	1,013,234	854,741
7.08.04	Value Distributed to Shareholders	708,767	617,404
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	560,774	609,865
7.08.04.04	Noncontrolling Interest in Retained Earnings	147,993	7,539

3Q13 Earnings Release

São Paulo, Brazil, October 16, 2013 -  GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo [BM&FBOVESPA: VVAR3] announce their results for the third quarter of 2013 (3Q13). The results are presented in the segments as follows: GPA Food, formed by supermarkets (Pão de Açúcar, Extra Supermercado and PA Delivery), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), GPA Malls & Properties, gas stations and drugstores; and GPA Consolidated, formed by GPA Food and Viavarejo (Casas Bahia and Pontofrio bricks and mortar stores) and Nova Pontocom's e-commerce operations (e-commerce operations of Pontofrio.com.br, Extra.com.br, Casasbahia.com.br, Barateiro.com, PartiuViagens.com.br, and Atacado Pontofrio). Further information on the results of the subsidiary Via Varejo S.A. can be found in its respective earnings release disclosed on this date.

GPA Consolidated
Strong gross revenue growth of 15.0%, with acceleration compared to the 1st half 2013 Net income increase of 69.8%, totaling R$ 357 million

  Gross revenue reached R$15.720 billion. Growth in the same-store concept was 10.8%, with 7.9% growth in the food category and 13.1% growth in the non-food category;
  EBITDA of R$1.036 billion, with EBITDA margin of 7.4%, 90 basis points higher than in 3Q12.
  Selling, general and administrative expenses as a percentage of net revenue decreased from 19.8% in 3Q12 to 19.2% in 3Q13;
  Net income totaled R$357 million, up 69.8%. Net margin increased from 1.7% in 3Q12 to 2.5% in 3Q13.

GPA Food

EBITDA grew 14.1% for margin of 7.1%

▪ Gross revenue of R$8.448 billion, up 12.9%. Growth in the same-store concept was 7.1%;

▪ EBITDA of R$546 million, with margin of 7.1%, the same level as in 3Q12, despite the increase in the share of Assaí in gross sales (from 16.9% in 3Q12 to 20.6% in 3Q13);

▪ Selling, general and administrative expenses as a percentage of net revenue decreased from 18.6% in 3Q12 to 17.4% in 3Q13.

	GPA Consolidated						GPA Food (ex. real estate projects)			Viavarejo
(R$ million)(1)	3Q13	3Q12	Δ	9M13	9M12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ

Gross Revenue	15,720	13,666	15.0%	45,624	40,837	11.7%	8,448	7,484	12.9%	7,272	6,182	17.6%
Net Revenue	14,077	12,155	15.8%	40,843	36,340	12.4%	7,744	6,761	14.5%	6,333	5,394	17.4%
Gross Profit	3,721	3,191	16.6%	10,805	9,664	11.8%	1,890	1,744	8.3%	1,832	1,446	26.6%
Gross Margin	26.4%	26.3%	10bps	26.5%	26.6	10bps	24.4%	25.8%	140bps	28.9%	26.8%	210bps
EBITDA	1,036	795	30.4%	2,507	2,371	5.7%	546	479	14.1%	490	316	55.2%
EBITDA Margin (2)	7.4%	6.5%	90bps	6.1%	6.5	40bps	7.1%	7.1%	0bps	7.7%	5.9%	180bps
Net Financial Revenue (Expenses)	(312)	(272)	14.6%	(866)	(892)	3.0%	(132)	(122)	8.2%	(179)	(155)	15.5%
% of Net Revenue	2.2%	2.2%	0bps	2.1%	2.5	40bps	1.7%	.8%	10bps	2.8%	2.9%	10bps
Company's Net Profit	357	210	69.8%	709	617	14.8%	176	136	29.0%	181	68	165.9%
Net Margin	2.5%	1.7%	80bps	1.7%	1.7	0bps	2.3%	2.0%	30bps	2.9%	1.3%	160bps
(1) Totals and percentage changes are rounded off and all margins were calculated as percentage of net revenue. (2) Earnings before interest, taxes, depreciation and amortization.

For better comparability of results, the tables and comments related to 9M12 results do not include the results of the real estate projects implemented by the Company in partnership with construction companies, which generated non-recurring revenue of R$98 million in 2Q12.

Sales Performance

	Gross Revenue						Net Revenue
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ	3Q13	3Q12	Δ	9M13	9M12	Δ
GPA Consolidated (ex real estate projects )	15,720	13,666	15.0%	45,624	40,739	12.0%	14,077	12,155	15.8%	40,843	36,242	12.7
GPA Food (ex real estate projects)	8,448	7,484	12.9%	24,581	22,193	10.8%	7,744	6,761	14.5%	22,448	20,039	12.0%
Retail	6,711	6,219	7.9%	19,858	18,656	6.4%	6,147	5,606	9.6%	18,112	16,807	7.8%
Cash and Carry	1,738	1,265	37.4%	4,723	3,538	33.5%	1,598	1,155	38.4%	4,336	3,232	34.1%
Viavarejo	7,272	6,182	17.6%	21,043	18,546	13.5%	6,333	5,394	17.4%	18,395	16,203	13.5%
Bricks and mortar	6,062	5,341	13.5%	17,820	15,974	11.6%	5,258	4,630	13.6%	15,513	13,862	11.9%
Nova Pontocom	1,210	841	43.9%	3,224	2,572	25.3%	1,075	764	40.7%	2,882	2,341	23.1%
Real Estate Projects	-	-	-	-	98	-	-	-	-	-	98	-

Gross 'Same Store' Sales
	3Q13	9M13
GPA Consolidated	10.8%	8.3%
By category
Food	7.9%	7.4%
Non food	13.1%	8.9%
By bussiness
GPA Food	7.1%	5.7%
Viavarejo(1)	15.4%	11.3%
(1) Includes total sales of Nova Pontocom.

Consolidated gross revenue was R$15.720 billion, up 15.0%, driven by the opening of 132 stores in the last 12 months, 20 of them in the last quarter, as well as by the 10.8% growth in same-store sales, as detailed below:

✓Food Category: growth of 7.9%, driven mainly by perishables: meat, fruits, legumes and vegetables. This growth, which surpassed the IPCA inflation index in 200 basis points, represents an upturn on the 1st half of the year.

✓Non-food: growth of 13.1%, driven by sales of technology products: cell phones, tablets and TV sets, with growth across all formats operated by the Group. Specialty stores (Pontofrio and Casas Bahia) and e-commerce accelerated the pace of sales in comparison with previous periods, while Hypermarkets continued to register the sales recovery in this category.

In the last 9 months, gross sales increased 12.0% compared to the same period last year, to R$45.624 billion. Growth in the same-store basis was 8.3%.

GPA Food Highlights

Gross revenue reached R$8.448 billion, up 12.9%, driven by the performance of the Assaí banner, which continued to post double-digit growth (37.4%). On a same-store basis, growth was 7.1%. A total of 15 stores were delivered in the period, of which 12 Minimercado, two Assaí and one Pão de Açúcar.

Assaí’s focus in the 2nd half of the year has been on expanding in states where it is already present. Over the last nine months, a total of eight stores were opened, five of them in new states, whose sales exceeded our expectations. At least five stores should be delivered by the year-end.

The Company has been investing in price competitiveness to increase store traffic and gain market share in the retail segment. The strategy should last through the coming periods. The non-food category in the Hypermarket format continued the sales recovery trend, driven by the successful marketing campaigns in the electronics category.

Viavarejo Highlights

Gross revenue totaled R$7.272 billion, increasing by 17.6% over 3Q12. Sales growth accelerated during one more quarter across all businesses: brick-and-mortar stores and e-commerce, with a gain in market share during the period. Five new stores were opened. Same-store sales growth reached 15.4%. Additionally, 31 new stores were opened in the last 12 months.

Brick and mortar stores posted same-store sales growth of 10.8%, driven mainly by technology products, especially cell phones, tablets and TV sets.

Nova Pontocom posted gross revenue growth of 43.9%, mainly due to higher customer traffic, better conversion rate and Father's Day strong sales, celebrated in August. The results of Nova Pontocom in 3T13 were close to the break-even point and the investments in price competitiveness were sustained by the savings generated in process review and expenses reductions.

Operating Performance

	GPA Consolidated (ex. real estate projects)
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ
Gross Revenue	15,720	13,666	15.0%	45,624	40,739	12.0%
Net Revenue	14,077	12,155	15.8%	40,843	36,242	12.7%
Gross Profit	3,721	3,191	16.6%	10,805	9,566	12.9%
Gross Margin	26.4%	26.3%	10bps	26.5%	26.4%	10bps
Selling Expenses	(2,330)	(2,032)	14.7%	(6,867)	(6,130)	12.0%
General and Administrative Expenses	(375)	(370)	1.3%	(1,142)	(1,223)	-6.6%
Equity Income	16	10	60.9%	28	12	139.0%
Other Operating Revenue (Expenses)	(16)	(25)	-36.6%	(374)	(14)	-
Total Operating Expenses	(2,705)	(2,418)	11.9%	(8,355)	(7,355)	13.6%
% of Net Revenue	19.2%	19.9%	-70bps	20.5%	20.3%	20bps
Depreciation (Logistic)	21	21	-4.4%	57	62	-7.7%
EBITDA (1) (2)	1,036	795	30.4%	2,507	2,273	10.3%
EBITDA Margin	7.4%	6.5%	90bps	6.1%	6.3%	-20bps
Adjusted EBITDA (3)	1,052	820	28.3%	2,882	2,287	26.0%
Adjusted EBITDA Margin	7.5%	6.7%	80bps	7.1%	6.3%	80bps

(1)     As of 4Q12, the result of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM).

(2)     As of 1Q13, the depreciation recognized as cost of goods sold, essentially consisting of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

(3)     As of 2Q13, the Company adjusted EBITDA by excluding the Other Operating Revenue (Expenses).

The Company’s gross margin increased 10 basis points, due to the increased margin at Viavarejo, which was practically offset by investments in price competitiveness in food retail and the opening of Assaí stores.

Selling, general and administrative expenses increased at a slower pace than revenue growth, mainly due to the simplification of processes at GPA Food and synergy gains at Viavarejo. The ratio of selling, general and administrative expenses to net revenue decreased from 19.8% in 3Q12 to 19.2% in 3Q13.

EBITDA totaled R$1.036 billion, up 30.4% over the same period last year. EBITDA margin was 7.4%, expanding by 90 basis points over 3Q12.

In 9M13, EBITDA stood at R$2.507 billion, with margin of 6.1%. Note that in 2Q13 the Company recorded other operating income and expenses of R$350 million, as mentioned in the Earnings Release. Adjusted EBITDA, excluding other operating income and expenses, came to R$2.882 billion, with margin of 7.1%.

Food Retail (Extra and Pão de Açúcar)

	Food Retail (ex. real estate projects)
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ
Gross Revenue	6,711	6,219	7.9%	19,858	18,656	6.4%
Net Revenue	6,147	5,606	9.6%	18,112	16,807	7.8%
Gross Profit	1,668	1,580	5.6%	4,974	4,686	6.1%
Gross Margin	27.1%	28.2%	-110bps	27.5%	27.9%	-40bps
Selling Expenses	(995)	(939)	6.0%	(2,982)	(2,822)	5.7%
General and Administrative Expenses	(183)	(199)	-8.0%	(562)	(551)	1.9%
Equity Income	10	6	67.4%	20	8	147.1%
Other Operating Revenue (Expenses)	(18)	(22)	-21.2%	(302)	(24)	-
Total Operating Expenses	(1,185	(1,154)	2.7%	(3,826)	(3,389)	12.9%
% of Net Revenue	19.3%	20.6%	-130´bps	21.1%	20.2%	90bps
Depreciation (Logistic)	11	10	5.4%	32	30	6.6%
EBITDA	494	437	13.2%	1,179	1,327	-11.1%
EBITDA Margin	8.0%	7.8%	20bps	6.5%	7.9%	-140bps
Adjusted EBITDA	512	459	11.5%	1,481	1,351	9.6%
Adjusted EBITDA Margin	8.3%	8.2%	10bps	8.2%	8.0%	20bps

Gross margin decreased 110 basis points, backed by a similar decrease in selling, general and administrative expenses as a percentage of net revenue, from 20.3% in 3Q12 to 19.2% in 3Q13, a result of discipline in expenses control. These expenses increased at a slower pace than net revenue growth in the quarter, at 3.5% and 7.9%, respectively.

The Management reaffirms the strategy of simplifying processes and increasing operational efficiency, adopted since the beginning of the year, which have been reverted to investments in price competitiveness to increase store traffic and market share. This strategy should continue through the coming periods.

EBITDA amounted to R$494 million, for margin of 8.0%,  up 20 basis points year over year.

In 9M13, EBITDA reached R$1.179 billion, with margin of 6.5%. Adjusted EBITDA, excluding other operating income and expenses, came to R$1.481 billion, with margin of 8.2%, up 20 basis points year over 9M12..

GPA Malls added 18,500 square meters of gross leasable area (GLA) in 3T13, from the extension of existing spaces or creation of new commercial centers. Among the projects delivered in the period, highlight to the new 4,900 square meters of GLA from the 1st phase of the Company’s second neighborhood mall, reinforcing its unique positioning in this segment. Over the past nine months, a total of 32,600 square meters of GLA have been delivered. The Company expects to add at least 35,000 square meters of GLA in 2013.

Self-service Wholesale (Assaí)

			Self-service Wholesale
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ
Gross Revenue	1,738	1,265	37.4%	4,723	3,538	33.5%
Net Revenue	1,598	1,155	38.4%	4,336	3,232	34.1%
Gross Profit	221	164	34.8%	597	468	27.5%
Gross Margin	13.8%	14.2%	-40bps	13.8%	14.5%	-70bps
Selling Expenses	(148)	(105)	41.1%	(407)	(309)	31.9%
General and Administrative Expenses	(21)	(16)	29.2%	(54)	(37)	45.3%
Other Operating Revenue (Expenses)	(0.3)	(0.8)	-58.6%	0.9	(0.5)	-
Total Operating Expenses	(169)	(122)	38.9%	(460)	(346)	32.9%
% of Net Revenue	10.6%	10.6%	0bps	10.6%	10.7%	-10bps
Depreciation (Logistic)	0.1	0.0	-	0.2	0.1	188.1%
EBITDA	52	42	23.3%	137	122	12.3%
EBITDA Margin	3.3%	3.7%	-40bps	3.2%	3.8	-60bps

Gross revenue increased 37.4% in the quarter, to R$1.738 billion. In the same-store basis, Assaí continued to register double-digit growth. EBITDA grew 23.3%, with EBITDA margin of 3.3% This EBITDA margin reflects the decline in gross margin and increased operating expenses, due to the opening of new stores in the period as well as pre-operating expenses of units that will be opened next quarter.

During the first half of the year, the Company focused its store openings in new states, which resulted in a natural compression of margins in the initial months of operation of the recently opened stores in such locations.

In the second half, the focus has been on expansion in states where the Company already operates, which requires fewer investments in margin and lower level of expenses in these units. Two stores were opened in 3Q13 and another five should be delivered at least, by the year-end.

In 9M13, EBITDA reached R$137 million, increasing 12.3%, with EBITDA margin of 3.2%.

Electronics and Home Appliances

(Viavarejo brick-and-mortar stores and Nova Pontocom)

	Viavarejo
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ
Gross Revenue	7,272	6,182	17.6%	21,043	18,546	13.5%
Net Revenue	6,333	5,394	17.4%	18,395	16,203	13.5%
Gross Profit	1,832	1,446	26.6%	5,235	4,412	18.7%
Gross Margin	28.9%	26.8%	210bps	28.5%	27.2%	130bps
Selling Expenses	(1,187)	(988)	20.1%	(3,478)	(3,000)	15.9%
General and Administrative Expenses	(171)	(155)	10.5%	(527)	(635)	-17.1%
Equity Income	6	4	50.3%	8	4	121.7%
Other Operating Revenue (Expenses)	2	(2)	-	(74)	11	-
Total Operating Expenses	(1,351)	(1,142)	18.3%	(4,069)	(3,620)	12.4%
% of Net Revenue	21.3%	21.2%	10bps	22.1%	22.3%	-20bps
Depreciation (Logistic)	9	11	-14.2%	25	32	-21.3%
EBITDA	490	316	55.2%	1,191	824	44.5%
EBITDA Margin	7.7%	5.9%	180bps	6.5%	5.1%	140bps
Adjusted EBITDA	488	318	53.5%	1,264	813	55.5%
Adjusted EBITDA Margin	7.7%	5.9%	180bps	6.9%	5.0%	190bps

The Company registered accelerated growth during yet another quarter, which was the result of the sharp growth registered by Casas Bahia, Pontofrio and e-commerce stores and signalization of  market share gains in the period.

EBITDA margin increased 180 basis points, due to the increase in gross margin, in turn driven by the regionalization of product deliveries by suppliers at the Distribution Centers (DC), optimization of the furniture assembling team, partial outsourcing of the fleet and improvement of processes at the DCs, coupled with an improved sales mix and higher penetration of service sales. Gross margin increased despite the higher share of sales by Nova Pontocom, whose gross margin is lower than that of brick-and-mortar stores.

As reported in the 3Q12 earnings release, revenues of R$26 million were booked in the operating expenses, relating to the reimbursement of legal expenses to related parties. For better comparison, the following changes on operating expenses will do not consider this effect.

There was an improve of 40 basis points in the operating expenses as a percentage of net revenue in 3Q13 (21.3%) compared to 3Q12 (21.7%), positively influenced by the outsourcing of contracts and administrative expenses optimization and reduced IT expenses.

In 9M13, EBITDA totaled R$1.191 billion, with margin of 6.5%. Adjusted EBITDA, excluding operating income and expenses, totaled R$1.264 billion, with margin of 6.9%, an increase of 190 basis points over 9M12.

Indebtedness

	GPA Consolidated
(R$ million)	09.30.2013	09.30.2012

Short Term Debt	(2,228)	(2,435)
Loans and Financing	(1,124)	(1,586)
Debentures	(1,104)	(848)
Long Term Debt	(4,621)	(5,657)
Loans and Financing	(1,724)	(1,831)
Debentures	(2,897)	(3,827)
Total Gross Debt	(6,849)	(8,092)
Cash(1)	4,803	5,551
Net Debt	(2,046)	(2,541)
EBITDA (1)	3,839	3,362
Net Debt / EBITDA(1)	0.53x	0.75x
Payment book - short term	(2,521)	(2,277)
Payment book - long term	(120)	(112)
Net Debt with payment book	(4,687)	(4,930)
Net Debt / EBITDA(1)	1.22x	1.46x
(1) Include real est at e project s.EBITDA f or the last 12 mont hs.

Net debt, including Viavarejo’s payment book operation, totaled R$4.687 billion at the end of September. Approximately 70% of loans, financing and debentures mature in over 12 months. The Company continues to reduce its gross debt.

The net debt/EBITDA ratio stood at 1.22x on September 30, 2013 compared to 1.46x on September 30, 2013. At the end of September, the Company had cash reserves close to R$4.8 billion. For further information, refer to the Cash Flow section.

Financial Result

	GPA Consolidated (ex. real estate projects)
(R$ million)	3Q13	3Q13	Δ	9M13	9M12	Δ

Financial Revenue	146	163	-10.6%	416	459	-9.4%
Financial Expenses	(457)	(435)	5.2%	(1,282)	(1,352)	-5.2%
Net Financial Revenue (Expenses)	(312)	(272)	14.6%	(866)	(892)	-3.0%
% of Net Revenue	2.2%	2.2%	0bps	2.1%	2.5%	-40bps
Charges on Net Bank Debt	(60)	(63)	-4.7%	(169)	(185)	-8.3%
Cost of Discount of Receivables of Payment Book	(68)	(66)	3.1%	(192)	(219)	-12.4%
Cost of Discount of Receivables of Credit Card	(157)	(105)	50.5%	(417)	(369)	12.9%
Restatement of Other Assets and Liabilities	(26)	(38)	-31.8%	(88)	(120)	-26.8%
Net Financial Revenue (Expenses)	(312)	(272)	14.6%	(866)	(892)	-3.0%

The ratio of net financial result to net revenue was stable in relation to the previous quarter (2.2%), despite the increase in the Selic base interest rate between the periods.

The net financial result was basically composed of the following items:

▪  Charges on net debt of R$60 million, down 4.7%, mainly due to the cash flow at Viavarejo;

▪  Cost of sale of receivables of payment book of R$68 million, practically stable in relation to 3Q12, with the average sales term remaining unchanged;

▪  Cost of sale of receivables of cards of R$157 million, up 50.5% over 3Q12. This increase is mainly due to the larger amount of receivables sold, aligned with the revenue growth, added to the basic interest rate increase (measured by the average overnight rate – CDI), which grew approximately 25% between 3Q12 and 3Q13.

Total discount of receivables (cards and payment books) increased 14.5%, from R$7.6 billion in 3Q12 to R$8.7 billion in 3Q13, in line with revenue growth and basic interest rate increase, as mentioned above.

Net Income

		GPA Consolidated (ex. real estate projects)

(R$ million)	3Q13	3Q12	Δ	9M13	9M21	Δ

EBITDA	1,036	795	30.4%	2,507	2,273	10.3%
Depreciation (Logistic)	(21)	(21)	-4.4%	(57)	(62)	-7.7%
Depreciation and Amortization	(201)	(204)	-1.4%	(591)	(555)	6.4%
Net Financial Revenue (Expenses)	(312)	(278)	12.3%	(866)	(898)	-3.6%
Income Before Income Tax	503	292	72.4%	993	758	31.1%
Income Tax	(147)	(87)	67.7%	(285)	(244)	16.7%
Company's net income	357	204	74.5%	709	514	38.0%
Net Margin	2.5%	1.7%	80bps	1.7%	1.4%	30bps
Total Nonrecurring	16	25	-36.6%	374	14	2.6%
Income Tax from Nonrecurring	(5)	(7)		(106)	(2)
Adjusted Net Income	367	223	64.7%	978	525	86.2%
Adjusted Net Margin	2.6%	1.8%	80bps	2.4%	1.4%	100bps

Net income was R$357 million in 3Q13, 74.5% higher than in the same period last year, with net margin of 2.5%. Both businesses posted an increase in net income this quarter, 29.0% growth in GPA Food and 165.9% growth in Viavarejo.

In 9M13, adjusted net income increased 86.2% to R$978 million. The increase is due to sales growth, store openings at GPA Food and improved profitability at Viavarejo.

Simplified Cash Flow

		GPA Consolidated

(R$ million)	3Q13	3Q12	9M13	9M12

Cash Balance at beginning of period	5,037	5,473	7,086	4,970
Cash Flow from operating activities	208	575	810	636
EBITDA	1,036	795	2,507	2,371
Cost of Discount of Receivables	(226)	(171)	(608)	(588)
Working Capital	(732)	(160)	(1,123)	(942)
Assets and Liabilities Variation	129	112	35	(205)
Cash Flow from Investment Activities	(515)	(339)	(1,289)	(883)
Net Investment	(443)	(292)	(1,226)	(840)
Aquisition and Others	(71)	(46)	(63)	(43)
Change on net cash after investments	(307)	236	(479)	(247)
Cash Flow from Financing Activities	50	(159)	(1,827)	828
Dividends Payments and Others	(33)	(28)	(234)	(159)
Net Proceeds	83	(131)	(1,593)	986
Change on net cash	(257)	77	(2,306)	581
Cash Balance at end of period	4,780	5,551	4,780	5,551

Cash balance at the end of 3Q13 was R$4.780 billion. The decrease of R$771 million reflects the payment of loans, debentures and dividends. As mentioned in previous periods, the Company did not need to refinance its existing debt or contract new debt.

Capex

	GPA Consolidated						GPA Food			Viavarejo
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ

New stores and land acquisition	169	127	32.8%	570	359	58.8%	155	91	71.2%	14	37	-61.9%
Store renovations and conversions	120	166	-27.6%	359	364	-1.2%	81	151	-46.4%	40	15	174.6%
Infrastructure and Others	156	112	39.3%	368	316	16.5%	93	74	26.1%	63	38	64.9%
Total	446	405	10.1%	1,297	1,038	24.9%	328	316	3.9%	117	89	30.6%

Consolidated investments totaled R$446 million in 3Q13, up 10.1% over 3Q12, mainly due to the opening of new stores and land acquisition, which received 37.9% of the investments made in the period. Compared to the same period in 2012, the amount was 32.8% higher. As explained in the previous sections, 20 new stores were opened in 3Q13: 12 Minimercado Extra, three Ponto Frio, two Assaí, two Casas Bahia and one Pão de Açúcar. As a result, a total of 20,000 square meters of sales area were added to GPA Consolidated in the period. In the last 9 months, sales area expanded by 2.8%.

Investments in GPA Food totaled R$328 million in 3Q13, up 3.9% over 3Q12. Of the total capex, 47.3% went towards opening new stores and acquiring land, reflecting the Company’s strategy of spurring organic growth for this operation.

The Company reaffirms its commitment to the area expansion guidance of over 6% for GPA Food and from 2% to 3% for Viavarejo for 2013, which does not include the Settlement (Termo de Compromisso de Desempenho - TCD) with Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica) of selling 74 stores.

For 2013, the Company plans to invest up to R$2 billion, as approved at General Shareholders Meeting.

Dividends

In a meeting held on October 16, 2013, the Board of Directors approved the distribution of interim dividends based on the net income recorded in the balance sheet of September 30, 2013, amounting to R$33.2 million, equivalent to R$0.13 per preferred share and R$0.118182 per common share. Shareholders of record at the close of October 25, 2013 were entitled to the dividends. As of October 28, 2013, shares will be traded ex-dividends. Dividends will be paid on November 7, 2013.

Subsequent Events

Approval from CADE for the swap of shareholding interest between Casino Guichard-Perrachon and Península Participações S.A.

On September 6, the Company disclosed the letter received from Casino Guichard-Perrachon (“Casino Group”) and Mr. Abilio dos Santos Diniz (“Group AD”) informing of the execution of a Private Instrument of Transaction and Waiver of Rights, by which the parties agreed to transact all and any dispute, claim or litigation related to their company in Brazil, particularly as the shareholders of Wilkes Participações S.A. (“Wilkes”) and CBD.

Among other matters, the agreement established the swap of 19,375,000 preferred shares issued by CBD and held by the Casino Group in consideration for 19,375,000 common shares issued by Wilkes and held by the Group AD. For further information, see the Material Fact notice disclosed on September 6, 2013.

On October 2, Brazil's antitrust agency CADE approved the transfer of 11,229,075 shares without restriction.

Appendix I - Definitions used in this document

Company’s Business: The Company’s business is divided into four segments - food retail, cash and carry, electronics and home appliances retail (brick-and-mortar) and e-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by sales registered in stores open for at least 12 consecutive months. Acquisitions are not included in the same-store basis in the first 12 months of operation.

Growth and changes: The growth and changes shown in this document refer to the variation compared to the same period in the previous year, except when indicated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM). As from 1Q13, the depreciation recognized in the cost of goods sold, essentially consisting of the depreciation of distribution centers, began to be excluded from the calculation of EBITDA.

Adjusted EBITDA: Profitability measure calculated by EBITDA excluding Other Operating Income and Expenses. Management uses this measure because it reflects more faithfully the result of the Company's normal operations, eliminating, thus, extraordinary expenses and revenues and other extraordinary entries that may compromise the comparability and analysis of results.

Adjusted net income: Profitability measure calculated as net income excluding Other Operating Income and Expenses, discounting the effects of Income and Social Contribution Taxes. Management uses this measure because it reflects more faithfully the result of the Company's normal operations, eliminating, thus, extraordinary expenses and revenues and other extraordinary entries that may compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS
		GPA Consolidated			GPA Food
(R$ million)	09.30.2013	06.30.2013	09.30.2012	09.30.2013	06.30.2013	09.30.2012
Current Assets	14,849	14,910	16,757	6,336	6,566	8,875
Cash and Marketable Securities	4,803	5,060	5,551	2,492	2,707	4,299
Accounts Receivable	2,365	2,501	2,381	207	326	323
Credit Cards	235	343	486	108	191	217
Payment book	2,149	2,127	1,947	-	-	-
Sales Vouchers and Others	200	230	133	84	119	94
Allowance for Doubtful Accounts	(233)	(214)	(198)	(0)	(0)	(0)
Resulting from Commercial Agreements	15	15	13	15	15	13
Receivables Fund (FIDC)	-	-	2,473	-	-	1,086
Inventories	6,252	5,896	5,185	3,158	2,992	2,795
Recoverable Taxes	976	958	802	273	317	214
Noncurrent Assets for Sale	52	51	-	25	25	-
Expenses in Advance and Other Accounts Receivable	401	443	367	180	199	158
Noncurrent Assets	18,726	18,492	17,574	15,516	15,333	14,484
Long-Term Assets	4,741	4,716	4,532	2,852	2,806	2,635
Accounts Receivables	113	99	95	-	-	-
Payment Book	107	99	103	-	-	-
Others	16	8	-	-	-	-
Allowance for Doubtful Accounts	(9)	(8)	(8)	-	-	-
Inventories	172	172	111	172	172	111
Recoverable Taxes	1,244	1,258	1,122	292	261	267
Financial Instruments - Option to Call	362	361	356	362	361	356
Deferred Income Tax and Social Contribution	1,025	1,057	1,159	379	387	411
Amounts Receivable from Related Parties	200	199	169	308	314	185
Judicial Deposits	998	950	938	732	714	754
Expenses in Advance and Others	626	619	581	606	596	552
Investments	390	374	366	290	280	269
Property and Equipment	8,660	8,506	7,734	7,589	7,485	6,757
Intangible Assets	4,936	4,897	4,942	4,786	4,761	4,823
TOTAL ASSETS	33,576	33,402	34,331	21,852	21,899	23,359

LIABILITIES
		GPA Consolidated			GPA Food
	09.30.2013	06.30.2013	09.30.2012	09.30.2013	06.30.2013	09.30.2012
Current Liabilities	13,235	13,310	11,467	6,453	6,573	6,081
Suppliers	5,682	5,857	4,503	2,638	2,716	2,300
Loans and Financing	1,124	1,083	1,586	1,028	1,005	1,420
Payment Book (CDCI)	2,521	2,463	2,277	-	-	-
Debentures	1,104	1,029	848	1,089	1,016	731
Payroll and Related Charges	939	776	965	496	397	462
Taxes and Social Contribution Payable	602	586	162	169	143	73
Dividends Proposed	100	1	1	1	1	1
Financing for Purchase of Fixed Assets	54	102	1	54	102	1
Rents	50	48	44	50	48	44
Acquisition of Companies	68	68	61	68	68	61
Debt with Related Parties	35	49	60	426	426	550
Advertisement	69	82	76	34	47	33
Provision for Restructuring	1	3	13	1	3	13
Tax Payments	142	143	162	139	139	159
Advanced Revenue	83	85	78	7	9	6
Others	660	935	631	253	451	228
Long-Term Liabilities	8,688	8,672	12,166	7,019	7,096	9,347
Loans and Financing	1,724	1,649	1,831	1,621	1,637	1,742
Payment Book (CDCI)	120	108	112	-	-	-
Receivables Fund (FIDC)	-	-	2,488	-	-	1,218
Debentures	2,897	2,896	3,827	2,098	2,096	3,027
Acquisition of Companies	106	163	150	106	163	150
Deferred Income Tax and Social Contribution	1,090	1,111	1,108	1,086	1,108	1,108
Tax Installments	1,091	1,109	1,228	1,051	1,068	1,186
Provision for Contingencies	1,101	1,078	752	885	869	580
Advanced Revenue	430	441	365	45	40	29
Others	129	116	307	127	115	307
Shareholders' Equity	11,652	11,421	10,698	8,380	8,230	7,931
Capital	6,760	6,759	6,702	4,983	5,077	5,241
Capital Reserves	220	214	211	220	214	211
Profit Reserves	2,050	1,801	1,308	2,050	1,801	1,308
Minority Interest	2,623	2,647	2,477	1,126	1,138	1,171
TOTAL LIABILITIES	33,576	33,402	34,331	21,852	21,899	23,359

	INCOME STATEMENT

	GPA Consolidated			GPA Consolidated			GPA Food			Food Retail			Cash and Carry			Viavarejo
		IFRS		(ex. real estate projects)			(ex. real estate projects)			(ex. real estate projects)

R$ - Million	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ
Gross Revenue	15,720	13,666	15.0%	15,720	13,666	15.0%	8,448	7,484	12.9%	6,711	6,219	7.9%	1,738	1,265	37.4%	7,272	6,182	17.6%
Net Revenue	14,077	12,155	15.8%	14,077	12,155	15.8%	7,744	6,761	14.5%	6,147	5,606	9.6%	1,598	1,155	38.4%	6,333	5,394	17.4%
Cost of Goods Sold	(10,335)	(8,943)	15.6%	(10,335)	(8,943)	15.6%	(5,844)	(5,006)	16.7%	(4,468)	(4,016)	11.2%	(1,376)	(990)	39.0%	(4,492)	(3,937)	14.1%
Depreciation (Logistic)	(21)	(21)	-4.4%	(21)	(21)	-4.4%	(11)	(10)	6.5%	(11)	(10)	5.4%	(0)	(0)	-	(9)	(11)	-14.2%
Gross Profit	3,721	3,191	16.6%	3,721	3,191	16.6%	1,890	1,744	8.3%	1,668	1,580	5.6%	221	164	34.8%	1,832	1,446	26.6%
Selling Expenses	(2,330)	(2,032)	14.7%	(2,330)	(2,032)	14.7%	(1,143)	(1,044)	9.5%	(995)	(939)	6.0%	(148)	(105)	41.1%	(1,187)	(988)	20.1%
General and Administrative Expenses	(375)	(370)	1.3%	(375)	(370)	1.3%	(203)	(215)	-5.3%	(183)	(199)	-8.0%	(21)	(16)	29.2%	(171)	(155)	10.5%
Equity Income	16	10	60.9%	16	10	60.9%	10	6	67.4%	10	6	67.4%	-	-	-	6	4	50.3%
Other Operating Revenue (Expenses)	(16)	(25)	-36.6%	(16)	(25)	-36.6%	(18)	(23)	-22.4%	(18)	(22)	-21.2%	(0)	(1)	-58.6%	2	(2)	-
Total Operating Expenses	(2,705)	(2,418)	11.9%	(2,705)	(2,418)	11.9%	(1,354)	(1,276)	6.2%	(1,185)	(1,154)	2.7%	(169)	(122)	38.9%	(1,351)	(1,142)	18.3%
Depreciation and Amortization	(201)	(204)	-1.4%	(201)	(204)	-1.4%	(170)	(154)	10.4%	(155)	(143)	8.9%	(14)	(11)	29.8%	(31)	(50)	-37.5%
Earnings before interest and Taxes - EBIT	815	569	43.1%	815	569	43.1%	366	315	16.1%	328	284	15.6%	38	31	20.6%	449	254	76.6%
Financial Revenue	146	163	-10.6%	146	157	-7.4%	90	121	-25.9%	84	115	-26.4%	5	6	-17.1%	66	44	49.8%
Financial Expenses	(457)	(435)	5.2%	(457)	(435)	5.2v%	(222)	(243)	-8.8%	(210)	(229)	-8.3%	(12)	(14)	-16.7%	(245)	(199)	23.1%
Net Financial Revenue (Expenses)	(312)	(272)	14.6%	(312)	(278)	12.3%	(132)	(122)	8.2%	(125)	(114)	10.0%	(7)	(8)	-16.4%	(179)	(155)	15.5%
Income Before Income Tax	503	297	69.2%	503	292	72.4%	234	193	21.1%	203	170	19.4%	31	23	33.9%	270	99	172.4%
Income Tax	(147)	(87)	67.7%	(147)	(87)	67.7%	(58)	(56)	2.1%	(47)	(49)	-3.5%	(10)	(8)	38.3%	(89)	(31)	186.5%
Net Income - Company	357	210	69.8%	357	204	74.5%	176	136	29.0%	156	121	28.6%	20	15	31.8%	181	68	165.9%
Minority Interest - Noncontrolling	74	21	2.49	74	21	2.49	(12)	(12)	4.1%	(12)	(12)	4.1%	-	-	-	87	33	162.3%
Net Income - Controlling Shareholders (1)	282.1	189	49.6%	282	183	54.1%	187	148	0.26	168	133	0.26	20	15	31.8%	94	35	169.2%
Net Income per Share	1.07	0.72	48.6%
Nº of shares (million) ex-treasury shares (2)	264	262	0.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,036	795	30.4%	1,036	795	30.4%	546	479	14.1%	494	437	13.2%	52	42	23.3%	490	316	55.2%
Adjusted EBITDA	1,052	820	28.3%	1,052	820	28.3%	564	502	12.4%	512	459	11.5%	52	43	21.8%	488	318	53.5%

	GPA Consolidated		GPA Consolidated		GPA Food		Food Retail		Cash and Carry		Viavarejo
% of Net Revenue	IFRS		(ex. real estate projects)		(ex. real estate projects)		(ex. real estate projects)
	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12
Gross Profit	26.4%	26.3%	26.4%	26.3%	24.4%	25.8%	27.1%	28.2%	13.8%	14.2%	28.9%	26.8%
Selling Expenses	16.6%	16.7%	16.6%	16.7%	14.8%	15.4%	16.2%	16.7%	9.3%	9.1%	18.8%	18.3%
General and Administrative Expenses	2.7%	3.0%	2.7%	3.0%	2.6%	3.2%	3.0%	3.5%	1.3%	1.4%	2.7%	2.9%
Equity Income	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.2%	0.1%	0.0%	0.0%	0.1%	0.1%
Other Operating Revenue (Expenses)	-0.1%	-0.2%	-0.1%	-0.2%	-0.2%	-0.3%	-0.3%	-0.4%	0.0%	-0.1%	0.0%	0.0%
Total Operating Expenses	19.2%	19.9%	19.2%	19.9%	17.5%	18.9%	19.3%	20.6%	10.6%	10.6%	21.3%	21.2%
Depreciation and Amortization	-1.4%	-1.7%	1.4%	1.7%	2.2%	2.3%	2.5%	2.5%	0.9%	1.0%	0.5%	0.9%
EBIT	-1.4%	-1.7%	5.8%	4.7%	4.7%	4.7%	5.3%	5.1%	2.3%	2.7%	7.1%	4.7%
Net Financial Revenue (Expenses)	2.2%	2.2%	2.2%	2.3%	1.7%	1.8%	2.0%	2.0%	0.4%	0.7%	2.8%	2.9%
Income Before Income Tax	3.6%	2.4%	3.6%	2.4%	-3.0%	2.9%	-3.3%	3.0%	1.9%	2.0%	4.3%	1.8%
Income Tax	1.0%	0.7%	1.0%	0.7%	-0.7%	0.8%	-0.8%	0.9%	0.7%	0.7%	1.4%	0.6%
Net Income - Company	2.5%	1.7%	2.5%	1.7%	2.3%	2.0%	2.5%	2.2%	1.3%	1.3%	2.9%	1.3%
Minority Interest - noncontrolling	0.5%	-0.2%	0.5%	-0.2%	0.2%	0.2%	0.2%	0.2%	0.0%	0.0%	1.4%	0.6%
Net Income - Controlling Shareholders(1)	2.0%	1.6	2.0%	1.5%	2.4%	2.2%	-2.7%	2.4%	1.3%	1.3%	1.5%	0.6%
EBITDA	7.4%	6.5	7.4%	6.5%	7.1%	7.1%	8.0%	7.8%	3.3%	3.7%	7.7%	5.9%
Adjusted EBITDA	7.5%	6.7	7.5%	6.7%	7.3%	7.4%	8.3%	8.2%	3.3%	3.7%	7.7%	5.9%
(1) Net Income after noncontrolling shareholders
(2) Weighted average number of shares during the period.

								INCOME STATEMENT

	GPA Consolidated			GPA Consolidated				GPA Food		Food Retail			Cash and Carry				Viavarejo
		IFRS		(ex. real estate projects)			(ex. real estate projects)			(ex. real estate projects)

R$ - Million	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ
Gross Revenue	15,720	13,666	15.0%	15,720	13,666	15.0%	8,448	7,484	12.9%	6,711	6,219	7.9%	1,738	1,265	37.4%	7,272	6,182	17.6%
Net Revenue	14,077	12,155	15.8%	14,077	12,155	15.8%	7,744	6,761	14.5%	6,147	5,606	9.6%	1,598	1,155	38.4%	6,333	5,394	17.4%
Cost of Goods Sold	(10,335)	(8,943)	15.6%	(10,335)	(8,943)	15.6%	(5,844)	(5,006)	16.7%	(4,468)	(4,016)	11.2%	(1,376)	(990)	39.0%	(4,492)	(3,937)	14.1%
Depreciation (Logistic)	(21)	(21)	-4.4%	(21)	(21)	-4.4%	(11)	(10)	6.5%	(11)	(10)	5.4%	(0)	(0)	-	(9)	(11	-14.2%
Gross Profit	3,721	3,191	16.6%	3,721	3,191	16.6%	1,890	1,744	8.3%	1,668	1,580	5.6%	221	164	34.8%	1,832	1,446	26.6%
Selling Expenses	(2,330)	(2,032)	14.7%	(2,330)	(2,032)	14.7%	(1,143)	(1,044)	9.5%	(995)	(939)	6.0%	(148)	(105)	41.1%	(1,187)	(988)	20.1%
General and Administrative Expenses	(375)	(370)	1.3%	(375)	(370)	1.3%	(203)	(215)	-5.3%	(183)	(199)	-8.0%	(21)	(16)	29.2%	(171)	(155)	10.5%
Equity Income	16	10	60.9%	16	10	60.9%	10	6	67.4%	10	6	67.4%	-	-	-	6	4	50.3%
Other Operating Revenue (Expenses)	(16)	(25)	-36.6%	(16)	(25)	-36.6%	(18)	(23)	-22.4%	(18)	(22)	-21.2%	(0)	(1)	-58.6%	2	(2)	-
Total Operating Expenses	(2,705)	(2,418)	11.9%	(2,705)	(2,418)	11.9%	(1,354)	(1,276)	6.2%	(1,185)	(1,154)	2.7%	(169)	(122)	38.9%	(1,351)	(1,142)	18.3%
Depreciation and Amortization	(201)	(204)	-1.4%	(201)	(204)	-1.4%	(170)	(154)	10.4%	(155)	(143)	8.9%	(14)	(11)	29.8%	(31)	(50)	-37.5%
Earnings before interest and Taxes - EBIT	815	569	43.1%	815	569	43.1%	366	315	16.1%	328	284	15.6%	38	31	20.6%	449	254	76.6%
Financial Revenue	146	163	-10.6%	146	157	-7.4%	90	121	-25.9%	84	115	-26.4%	5	6	-17.1%	66	44	49.8%
Financial Expenses	(457)	(435)	5.2%	(457)	(435)	5.2%	(222)	(243)	-8.8%	(210)	(229)	-8.3%	(12)	(14)	-16.7%	(245)	(199)	23.1%
Net Financial Revenue (Expenses)	(312)	(272)	14.6%	(312)	(278)	12.3%	(132)	(122)	8.2%	(125)	(114)	10.0%	(7)	(8)	-16.4%	(179)	(155)	15.5%
Income Before Income Tax	503	297	69.2%	503	292	72.4%	234	193	21.1%	203	170	19.4%	31	23	33.9%	270	99	172.4%
Income Tax	(147)	(87)	67.7%	(147)	(87)	67.7%	(58)	(56)	2.1%	(47)	(49)	-3.5%	(10)	(8)	38.3%	(89)	(31)	186.5%
Net Income - Company	357	210	69.8%	357	204	74.5%	176	136	29.0%	156	121	28.6%	20	15	31.8%	181	68	165.9%
Minority Interest - Noncontrolling	74	21	2.49%	74	21	2.49	(12)	(12)	4.1%	(12)	(12)	4.1%	-	-	-	87	33	162.3%
Net Income - Controlling Shareholders (1)	282.1	189	49.6%	282	183	54.1%	187	148	0.26%	168	133	0.26	20	15	31.8%	94	35	169.2%
Net Income per Share	1.07	0.72	48.6%
Nº of shares (million) ex-treasury shares (2)	264	262	0.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,036	795	30.4%	1,036	795	30.4%	546	479	14.1%	494	437	13.2%	52	42	23.3%	490	316	55.2%
Adjusted EBITDA	1,052	820	28.3%	1,052	820	28.3%	564	502	12.4%	512	459	11.5%	52	43	21.8%	488	318	53.5%

	GPA Consolidated IFRS		GPA Consolidated (ex. real estate projects)		GPA Food (ex. real estate projects)		Food Retail (ex. real estate projects)		Cash and Carry		Viavarejo
% of Net Revenue
	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12
Gross Profit	26.4%	26.3%	26.4%	26.3%	24.4%	25.8%	27.1%	28.2%	13.8%	14.2%	28.9%	26.8%
Selling Expenses	16.6%	16.7%	16.6%	16.7%	14.8%	15.4%	16.2%	16.7%	9.3%	9.1%	18.8%	18.3%
General and Administrative Expenses	2.7%	3.0%	2.7%	3.0%	2.6%	3.2%	3.0%	3.5%	1.3%	1.4%	2.7%	2.9%
Equity Income	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.2%	0.1%	0.0%	0.0%	0.1%	0.1%
Other Operating Revenue (Expenses)	-0.1%	-0.2%	-0.1%	-0.2%	-0.2%	-0.3%	-0.3%	-0.4%	0.0%	-0.1%	0.0%	0.0%
Total Operating Expenses	19.2%	19.9%	19.2%	19.9%	17.5%	18.9%	19.3%	20.6%	10.6%	10.6%	21.3%	21.2%
Depreciation and Amortization	-1.4%	-1.7%	1.4%	1.7%	2.2%	2.3%	2.5%	2.5%	0.9%	1.0%	0.5%	0.9%
EBIT	-1.4%	-1.7%	5.8%	4.7%	4.7%	4.7%	5.3%	5.1%	2.3%	2.7%	7.1%	4.7%
Net Financial Revenue (Expenses)	2.2%	2.2%	2.2%	2.3%	1.7%	1.8%	2.0%	2.0%	0.4%	0.7%	2.8%	2.9%
Income Before Income Tax	3.6%	2.4%	3.6%	2.4%	-3.0%	2.9%	-3.3%	3.0%	1.9%	2.0%	4.3%	1.8%
Income Tax	1.0%	0.7%	1.0%	0.7%	-0.7%	0.8%	-0.8%	0.9%	0.7%	0.7%	1.4%	0.6%
Net Income - Company	2.5%	1.7%	2.5%	1.7%	2.3%	2.0%	2.5%	2.2%	1.3%	1.3%	2.9%	1.3%
Minority Interest - noncontrolling	0.5%	-0.2%	0.5%	-0.2%	0.2%	0.2%	0.2%	0.2%	0.0%	0.0%	1.4%	0.6%
Net Income - Controlling Shareholders(1)	2.0%	1.6%	2.0%	1.5%	2.4%	2.2%	-2.7%	2.4%	1.3%	1.3%	1.5%	0.6%
EBITDA	7.4%	6.5%	7.4%	6.5%	7.1%	7.1%	8.0%	7.8%	3.3%	3.7%	7.7%	5.9%
Adjusted EBITDA	7.5%	6.7%	7.5%	6.7%	7.3%	7.4%	8.3%	8.2%	3.3%	3.7%	7.7%	5.9%
(1) Net Income after noncontrolling shareholders (2) Weighted average number of shares during the period.

STATEMENT OF CASH FLOW
(R$ million)	GPA Consolidated
	09.30.2013	09.30.2012
Net Income for the period	709	617
Adjustment for Reconciliation of Net Income
Deferred Income Tax	6	84
Income of Permanent Assets Written-Off	6	9
Depreciation and Amortization	648	617
Interests and Exchange Variation	700	903
Adjustment to Present Value	7	(22)
Equity Income	(28)	(12)
Provision for Contingencies	310	57
Provision for low and losses of fixed assets	3	(23)
Share-Based Compensation	30	28
Allowance for Doubtful Accounts	351	205
Net profit/loss on shareholder interest	-	(24)
Provision for Obsolescence and Retail Loss	(10)	29
Swap revenue	-	(97)
Deferred Revenue	(41)	-
Extraordinary Expenses	188	-
	2,878	2,371
Asset (Increase) Decreases
Financial Investments	(23)	-
Accounts Receivable	(77)	14
Inventories	(497)	336
Taxes recoverable	(153)	(441)
Financial Instrument	-	(51)
Other assets	(91)	(59)
Related Parties	(94)	(57)
Judicial Deposits	(194)	(125)
	(1,130)	(382)
Liability (Increase) Decrease
Suppliers	(549)	(1,293)
Payroll and Charges	210	206
Taxes and Contribuitions	(184)	(237)
Other Accounts Payable	(372)	14
Lawsuits	(43)	(43)
	(938)	(1,353)
Net Cash Generated from (Used in) Operating Activities	810	636

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	GPA Consolidated
(R$ million)	09.30.2013	09.30.2012

Companies Acquisition	(63)	(43)
Capital Increase in Subsidiaries	-	-
Acquisition of Property and Equipment	(1,158)	(838)
Increase Intangible Assets	(140)	(47)
Sales of Property and Equipment	71	45
Net Cash Acquisition	-	0

Net Cash Flow Investment Activities	(1,289)	(883)

Cash Flow from Financing Activities	-	-
Increase (Decrease) of Capital	12	13
Funding and Refinancing	3,877	5,694
Payments	(5,042)	(4,498)
Interest Paid	(440)	(223)
Dividend Payments	(234)	(159)

Net Cash Generated from (used in) Financing Activities	(1,827)	828

Cash and Cash Equivalents at the Beginning of the Year	7,086	4,970
Cash and Cash Equivalents at the End of the Year	4,780	5,551
Change in Cash and Cash Equivalent	(2,306)	581

			BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	3Q13%		3Q12%		Δ	9M13%		9M12%		Δ

Pão de Açúcar	1,539	9.8%	1,383	10.1%	11.3%	4,518	9.9%	4,105	10.1%	10.1%
Extra Hiper	3,427	21.8%	3,271	23.9%	4.8%	10,236	22.4%	9,943	24.3%	3.0%
Minimercado Extra	122	0.8%	64	0.5%	89.1%	318	0.7%	172	0.4%	84.6%
Extra Supermercado	1,217	7.7%	1,113	8.1%	9.4%	3,619	7.9%	3,341	8.2%	8.3%
Assaí	1,738	11.1%	1,265	9.3%	37.4%	4,723	10.4%	3,538	8.7%	33.5%
Others Business (1)	405	2.6%	388	2.8%	4.6%	1,167	2.6%	1,095	2.7%	6.6%
GPA Food	8,448	53.7%	7,484	54.8%	12.9%	24,581	53.9%	22,193	54.3%	10.8%
Real Estate Projects	-	-	-	-	-	-	-	98	0.2%	-
Pontofrio	1,472	9.4%	1,320	9.7%	11.5%	4,388	9.6%	3,978	9.7%	10.3%
Casas Bahia	4,590	29.2%	4,021	29.4%	14.1%	13,432	29.4%	11,996	29.4%	12.0%
Nova Pontocom	1,210	7.7%	841	6.2%	43.9%	3,223	7.1%	2,572	6.3%	25.3%
Viavarejo (2)	7,272	46.3%	6,182	45.2%	17.6%	21,042	46.1%	18,546	45.4%	13.5%
GPA Consolidated	15,720	100.0%	13,666	100.0%	15.0%	45,623	100.0%	40,837	100.0%	11.7%
(1) Includes Gas Station and Drugstores sales. (2) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	3Q13%		3Q12%		Δ	9M13%		9M12%		Δ

Pão de Açúcar	1,404	10.0%	1,241	10.2%	13.1%	4,106	10.1%	3,686	10.1%	11.4%
Extra Hiper	3,096	22.0%	2,909	23.9%	6.4%	9,203	22.5%	8,832	24.3%	4.2%
Minimercado Extra	115	0.8%	60	0.5%	90.8%	298	0.7%	160	0.4%	85.8%
Extra Supermercado	1,131	8.0%	1,016	8.4%	11.3%	3,349	8.2%	3,047	8.4%	9.9%
Assaí	1,598	11.3%	1,154	9.5%	38.4%	4,336	10.6%	3,232	8.9%	34.1%
Others Business (1)	402	2.9%	380	3.1%	5.6%	1,156	2.8%	1,082	3.0%	6.9%
GPA Food	7,744	55.0%	6,761	55.6%	14.5%	22,448	55.0%	20,039	55.1%	12.0%
Real Estate Projects	-	-	-	-	-	-	-	98	0.3%	-
Pontofrio	1,275	9.1%	1,155	9.5%	10.4%	3,810	9.3%	3,483	9.6%	9.4%
Casas Bahia	3,983	28.3%	3,475	28.6%	14.6%	11,703	28.7%	10,379	28.6%	12.8%
Nova Pontocom	1,075	7.6%	764	6.3%	40.7%	2,882	7.1%	2,341	6.4%	23.1%
Viavarejo (2)	6,333	45.0%	5,394	44.4%	17.4%	18,395	45.0%	16,203	44.6%	13.5%
GPA Consolidated	14,077	100.0%	12,155	100.0%	15.8%	40,843	100.0%	36,340	100.0%	12.4%
(1) Includes Gas Station and Drugstores sales. (2) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

SALES BREAKDOWN (% of Net Sales)

		GPA Consolidated				GPA Food
	3Q13	3Q12	9M13	9M12	3Q13	3Q12	9M13	9M12

Cash	42.5%	41.3%	41.8%	41.1%	53.0%	53.4%	53.2%	53.2%
Credit Card	47.2%	47.7%	47.9%	48.4%	38.4%	38.9%	38.4%	39.3%
Food Voucher	4.7%	4.2	4.5%	4.1%	8.5%	7.6%	8.5%	7.4%
Credit	5.7%	6.8%	5.9%	6.6%	0.1%	0.1%	0.1%	0.1%
Post-Dated Checks	0.1%	0.1%	0.0%	0.1%	0.1%	0.1%	0.1%	0.1%
Payment Book	5.6%	6.7%	5.8%	6.5%	-	-	-	-

	STORES OPENINGS/CLOSINGS BY BANNER
	06/30/2013	Opened	Closed	09/30/2013

Pão de Açúcar	165	1	-	166
Extra Hiper	138	-	-	138
Extra Supermercado	209	-	-	209
Minimercado Extra	141	12	1	152
Assaí	67	2	-	69
Other Business	242	-	-	242
Gas Satation	85	-	-	85
Drugstores	157	-	-	157
GPA Food	962	15	1	976
Pontofrio	395	3	1	397
Casas Bahia	576	2	-	578
GPA Consolidated	1,933	20	2	1,951

Sale Area ('000 m2 )
GPA Food	1,614			1,629
GPA Consolidated	3,026			3,046

# of employees ('000)	153			155

3Q13 Results Conference Call and Webcast

Friday, October 18, 2013

11:00 a.m. (Brasília time) | 10:00 a.m. (NY) | 3:00 p.m. (London)

Conference call in Portuguese (original language)

55 11 2188-0155

Conference call in English (simultaneously translated)

1 646 843-6054

Webcast: http://www.gpari.com.br

Replay

+55 (11) 2188-0155

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

CONTACTS

Investor Relations – GPA and Viavarejo Phone: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.viavarejo.com.br/ri

Media Relations - GPA

Phone: (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Viavarejo

Phone: (11) 4225-9228

imprensa@viavarejo.com.br | imprensa@casasbahia.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter - Press

@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732/ Extra: 0800-115060 Ponto Frio: (11) 4002-3388/Casas Bahia: (11) 3003-8889

The financial information contained in the financial statements is presented in accordance with the accounting practices adopted in Brazil and refers to the third quarter of 2013 (3Q13), except where otherwise noted, with comparisons made over the same period last year.

Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors.

Calculation of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is according to the table on page 6. The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and which were not closed for seven consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended September 2013 was 5.86%.

About GPA and Viavarejo: GPA is Brazil’s largest retailer, with a distribution network comprising approximately 1,810 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo. GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores. GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations). Viavarejo’s  operations consist of brick-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br, Barateiro.com.br, Partiu Viagens and e-Hub). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information

Companhia Brasileira de Distribuição ("Company" or “GPA”), directly or by its subsidiaries (“Group”) operates in the food retailer, clothing, home appliances, electronics and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar, "Extra Hiper", "Extra Supermercado", “Minimercado Extra”, “Assai”, “Pontofrio” and “Casas Bahia", in addition to the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com” and “Partiuviagens.com”. Its headquarters are located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 155 thousand employees, 1,951 stores in 19 Brazilian states and in the Federal District and a logistics infrastructure comprised of 54 distribution centers located in 13 states and Federal District at September 30, 2013. The Company’s shares are listed in the Level 1 Corporate Governance trading segment of the São Paulo Stock Exchange (“BM&FBovespa”), code “PCAR4” and its shares are also listed on the New York Stock Exchange (ADR level III), code “CBD”. The Company is also listed on the Luxembourg Stock Exchange, however, with no shares traded.

The Company is controlled by Wilkes Participações S.A. ("Wilkes"), that on July 2, 2012 became a subsidiary of Casino Guichard Perrachon (“Casino”).

a)     Casino Arbitration

On May 30, 2011, Casino filed two arbitration requests in accordance with the rules set forth by the International Arbitration Court of the International Chamber of Commerce against Mr. Abilio dos Santos Diniz, Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila, Mrs. Adriana Falleiros dos Santos Diniz, Mr. João Paulo Falleiros dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz and Península Participações S.A. (“Península”).

On July 1, 2011, Casino filed another arbitration request in accordance with the rules set forth by the International Arbitration Court of the International Chamber of Commerce, with the abovementioned parties and the Company as the defendants.

On October 5, 2011, Mr. Abilio dos Santos Diniz, Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila, Mrs. Adriana Falleiros dos Santos Diniz, Mr. João Paulo Falleiros dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz and Península presented their responses to both arbitration requests and filed counterclaims.

The arbitrations were unified into one single proceeding and an arbitration court composed of three members, was established to settle the dispute. This first hearing of the aforementioned arbitration proceeding, was held in São Paulo on May 9, 2012. The arbitration process the Counter Claims is subject to a confidentiality clause and aims to ensure the observation of the Wilkes shareholders´ agreement and the law. On June 21, 2012 the Company raised an objection claiming that the Company there is no reason for the Company to be part in this arbitration, as it is not a part of Wilkes’s Shareholders’ Agreement.

On April 5, 2013, the arbitration court accepted the exclusion of the Company from arbitration.

On 6 September 2013, the Casino Group and Mr. Abilio dos Santos Diniz, together with its related parties entered into a Private Instrument of Transaction and Waiver of Rights. As a result of the transaction mutually agreed, the parties filed front of International Chamber of Commerce ("ICC") a petition seeking the closure of all arbitration procedures required by the parties that were going on at that moment. The parties also agreed to terminate any and all litigation against the other party and against any third party (related to the controversies of the parties), nor take any action or bring any action based on any rights under the agreements previously signed between the parties or based on understandings of the parties prior to September 6, 2013.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information -- Continued

b)     Transaction between Casino Guichard-Perrachon and Mr. Abilio dos Santos Diniz

Pursuant to Material Fact disclosed by the Company on September 6, 2013, we were informed jointly by Casino Guichard-Perrachon, our controlling shareholder, and Mr. Abilio dos Santos Diniz, who, on that date, the parties entered into a Private Instrument of Transaction and Waiver of Rights ("Transaction Agreement") whereby both agreed to transact any and all disputes, claims or disputes relating to their society in Brazil, especially as shareholders of our parent company, Wilkes, and Company. The Transaction Agreement, among other rules, established the following:

a)   Barter of Share Ownership: The Casino and its affiliates ("Casino Group") exchanged 19,375,000 million of preferred shares issued by the Company that it holds in consideration for 19,375,000 million common shares issued by Wilkes, currently held by the group led by Mr Abilio Diniz ("AD Group"). The transfer of 11,229,075 shares is subject to the prior approval of the Anti-Trust Agency (“CADE”);

b)   Termination of Agreements: on the same date were terminated agreements initially entered into between the Casino Group and the AD Group, as Wilkes`s Shareholders Agreement, the Shareholders Agreement and the Company's Option Agreement Conditional Share Sale;

c)   Rights Group as shareholders of our Company: As a result of the exchange of equity mentioned above, neither the AD Group, neither Mr. Abilio Diniz, has any right to partner other than those granted to shareholders by the Corporation Law;

d)   Arbitration Procedures and other ongoing disputes: As a result of the transaction mutually agreed, the parties filed a petition front of ICC seeking the closure of all ICC Arbitration Procedures No. 17977/CA (C-18055/CA) and 19165 / CA;

e)   Non-Competition: In relation to the obligation of non-competition originally specified in Sections 14.3. and 14.3.1. the Shareholders' Agreement Wilkes, Group AD was released from any obligation to that effect, and;

f)    Real estate: The real estate contract structure, in which the AD Group acquired and subsequently leased to our Company's 60 stores since 2005, will not be affected by the Transaction Agreement and continue in full force.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information –Continued

c)  Corporate reorganization

At December 28, 2012, the Annual General Meeting approved a corporate reorganization with the purpose of obtaining administrative, economic and financial benefits for the Group, the base date of the restructuring were the balance sheets of subsidiaries at December 31, 2012. The reorganization consists of the merger by the Company of the operations of 44 stores of the subsidiary Sé Supermercados Ltda. (“Sé”), with net assets of R$515, and 6 stores of the subsidiary Sendas Distribuidora S.A. (“Sendas”), with net assets of R$504.

Additionally, there was a swap of equivalent amounts of shares between the Company and the subsidiary Novasoc Comercial Ltda. (“Novasoc”), in which the Company assigned 17.25% of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), in exchange for 6.9% of Sé Supermercados. The same meeting also approved an increase of R$557,534 in the Company’s interest in Barcelona, without the issue of new shares, using the Company’s credits against this subsidiary.

The reorganization had a R$7,491 impact on the result for the year ended December 31, 2012, mainly related to the loss of deferred social contribution tax credits in its subsidiaries.

The effects on the balance sheet of December 31, 2012 of the parent company as a result of the merger of subsidiaries Sé and Sendas, describe above, were the following:

Assets	12.31.2012
Cash and cash equivalents	275,636
Trade accounts receivable, net	20,998
Inventories	92,813
Recoverable taxes	5,489
Other receivables	1,257
Total current assets	396,193

Restricted deposits for legal proceedings	62,519
Recoverable taxes	8,829
Investments	801,775
Property and equipment, net	225,297
Intangible assets	173,247
Total noncurrent assets	1,271,667
Total assets	1,667,860

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information -- Continued

c)  Corporate reorganization -- Continued

Liabilities
Trade accounts payable	125,528
Payroll and related charges	16,980
Taxes and contributions payable	8,005
Related parties	1,446,936
Others accounts payable	14,684
Total current liabilities	1,612,133

Provision for contingencies	54,708
Total noncurrent liabilities	54,708
Total liabilities	1,666,841

Net assets merged	1,019

On January 2, 2013, the Extraordinary General Meeting also approved an increase in the Company’s interest in Sendas Distribuidora amounting to R$1,100,000, without the issue of new shares, using the Company’s credits against this subsidiary.

d)  Arbitration request by Morzan

Pursuant to the Material Fact released on June 15, 2012, the Company announced that it received a letter from the International Chamber of Commerce -ICC notifying about the request for the filing of an arbitration proceedings (“Proceedings”) submitted by Morzan Empreendimentos e Participações Ltda. (“Morzan”), former controlling shareholders of Globex Utilidades S.A. (Pontofrio banner), currently denominated Via Varejo S.A. (“Via Varejo”).

The Proceedings are associated with issues originating from the Share Purchase Agreement executed between the subsidiary Mandala Empreendimentos e Participações S.A. on June 8, 2009 (“Agreement”) for acquisition of 86,962,965 registered common shares with no par value, which then represented 70.2421% of the total and voting capital of Globex Utilidades S.A., previous corporate name of Via Varejo S.A. (“Via Varejo”), subject matter of the Material Fact disclosed by the Company on June 8, 2009. The arbitration terms are subject to confidentiality requirements.

On July 11, 2012, the Company exercised its right to appoint an arbitrator to compose the arbitration court responsible for conducting the Proceedings.

The Company understands that the request is unfounded, given that the agreement was fully complied with, as it will be demonstrated during the Proceedings.

Until the present date there were no developments in this arbitration, thus not causing any impact on these interim financial information. The Company will maintain its shareholders and the market informed of any material developments regarding the Proceedings.

e)     Valuation of net assets merged of the association between Companhia Brasileira de Distribuição and Casas Bahia

In relation to the work performed by external consultants informed to the market by Company on October 16, 2012 and Via Varejo on May 23, 2013, there was already a conclusion of an important portion of the work during the second quarter of 2013, with the required accounting adjustments recorded in the quarterly financial information at June 30, 2013. The results are being analyzed, and the work will be completed at the earliest. At this moment, the Company is not aware of any other adjustment that should be recorded in the quarterly financial information at September 30, 2013.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information –Continued

f)      Performance Commitment Agreement

As Material Fact released on April 17, 2013, the Via Varejo, the Company, CB (“Casas Bahia”) and the Anti-Trust Agency ("CADE") entered into the Performance Commitment Agreement ("TCD"), for the approval of the Association Agreement concluded between the Company and CB on December 4, 2009 and amended on July 1, 2010, which aims to establish measures that:

(i)      prevent the unification of operations involving substantial elimination of competition;

(ii)     ensure conditions for the existence of effective competition in the markets affected by the transaction;

(iii)    ensure conditions for fast and efficient entry of competitors in these markets;

(iv)    ensure that the benefits of the association are distributed fairly among the participants on the one hand, and final consumers, on the other, those specific markets.

In order to fulfill the objectives of the TCD, the Via Varejo and its shareholders have a primary obligation to sell 74 stores, located in 54 municipal regions distributed in six States and the Federal District, which together accounted for approximately 3% of consolidated gross sales of Via Varejo on September 30, 2013 (3% on December 31, 2012).

CADE has supervised the obligations of the TCD, being Via Varejo subject to present data and information that the authority considers necessary.

The Via Varejo has not identified the necessity of recognizing, in the interim financial information for the nine-month period ended September 30, 2013, the impairment assets related to the stores.

2.    Basis of preparation

The quarterly financial information comprises:

•         The consolidated quarterly financial information were prepared of according to the technical pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board – IASB, and presented in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of quarterly financial information; and

•         The parent company quarterly financial information were prepared of according to the technical pronouncement CPC 21 (R1) - Interim Financial Reporting, and presented in a manner consistent with the standards issued by CVM, applicable to the preparation of quarterly financial information.

The accounting practices adopted in Brazil include those in Brazilian corporate law and the pronouncements and technical guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC and approved by CVM.

The quarterly financial information has been prepared on the historical cost basis except for certain financial instruments measured at their fair value.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

2.    Basis of preparation -- Continued

The items included in the quarterly financial information of the parent company and consolidated were measured by adopting the currency of the main economic scenario where the subsidiaries operates (“functional currency”), that is Real (“R$”), which is the reporting currency of these interim financial information.

The quarterly financial information for the nine-month period ended September 30, 2013 was approved by the Board of Directors at October 16, 2013.

3.    Basis for consolidation

a)     Interest in subsidiaries, associates and joint operation:

	Investment interest - %
	09.30.2013		12.31.2012
Companies	Company	Indirect interest	Company	Indirect interest

Subsidiaries:
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercados Ltda. (“Sé”)	100.00	-	100.00	-
Sendas Distribuidora S.A. (“Sendas”)	100.00	-	100.00	-
PA Publicidade Ltda. (“PA Publicidade”)	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	82.75	17.25	82.75	17.25
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	100.00	-	100.00	-
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.91	0.09	99.91	0.09
GPA Malls & Properties Gestão de Ativos e Serviços. Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
GPA 2 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
GPA 4 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 5 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 6 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreend. Imobiliários Ltda.	100.00	-	100.00	-
Posto Ciara Ltda.	-	100.00	-	100.00
Auto Posto Império Ltda.	-	100.00	-	100.00
Auto Posto Duque Salim Maluf Ltda.	-	100.00	-	100.00
Auto Posto Duque Santo André Ltda.	-	100.00	-	100.00
Auto Posto Duque Lapa Ltda.	-	100.00	-	100.00
Duque Conveniências Ltda.	-	100.00	-	100.00
Lake Niassa Empreend. e Participações Ltda.	-	52.41	-	52.41
Via Varejo S.A.	52.41	-	52.41	-
Globex Administração e Serviços Ltda. (“GAS”)	-	52.41	-	52.41
Nova Casa Bahia S.A. (“NCB”)	-	-	-	52.41

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis for consolidation -- Continued

a)   Interest in subsidiaries. associates and joint operation: -- Continued

	Investment interest - %
	09.30.2013		12.31.2012
Subsidiaries:	Company	Indirect interest	Company	Indirect interest

Ponto Frio Adm. e Importação de Bens Ltda.	-	52.40	-	52.41
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	52.41	-	52.41
Globex Adm. Consórcio Ltda.	-	52.41	-	52.41
PontoCred Negócio de Varejo Ltda.	-	52.41	-	52.41
Nova Extra Eletro Comercial Ltda.	0.10	52.36	0.10	52.36
Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”)	39.05	31.11	39.05	31.11
E-Hub Consult. Particip. e Com. S.A.	-	70.16	-	70.16
Nova Experiência Pontocom S.A.	-	70.16	-	70.16
Sabara S.A	-	52.41	-	52.41
Casa Bahia Contact Center Ltda.	-	52.41	-	52.41
Globex - Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”)	-	-	-	52.41

Associates
Financeira Itaú CBD S.A. - Crédito. Financiamento e Investimento (“FIC”)	-	43.22	-	43.22
Dunnhumby Brasil Cons. Ltda.	2.00	-	2.00	-
Banco Investcred Unibanco S.A. (“BINV”)	-	26.21	-	26.21
FIC Promotora de Vendas Ltda.	-	43.22	-	43.22

Joint operation
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	13.10	-	13.10

All interest were calculated considering the percentages held by the GPA or its subsidiaries. The consolidation not necessarily reflects these percentages, as some companies have shareholders’ agreement in which the Company has control and therefore allows the full consolidation.

b)  Subsidiaries

The consolidated quarterly financial information includes the financial information of all subsidiaries over which the Company exercises control directly or indirectly.

Subsidiaries are all entities over which the Company has the control. The Company controls an entity when it is exposed, or has rights to variable returns as a result of its involvement with the investee and when the returns of the investor due to their involvement has the potential to vary as a result of the performance of the investee. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control and they are excluded from consolidated, when applicable, considering the date in which control ceases.

The quarterly financial information of the subsidiaries is prepared on the same closing date as those of the Company, using consistent accounting policies. All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated in full.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3.      Basis for consolidation – Continued

b)   Subsidiaries -- Continued

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in shareholders’ equity.

Losses are attributed to the noncontrolling interest, even if it results in a deficit balance.

The main direct or indirect subsidiaries, included in the consolidation and the percentage of the Company’s interest comprise:

i.    Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares, Novasoc is included in the consolidated quarterly financial information, as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc shareholders’ agreement, the appropriation of its net income does not require to be proportional to the shares of interest held in the partnership.

ii.   Via Varejo

The Company holds 52.41% of Via Varejo’s capital, giving it control of this subsidiary by consolidating their full financial information. The Via Varejo concentrates activities of trade electronic products, operating under the brands “Pontofrio” and “Casas Bahia”. The Company also operates by its subsidiary Nova Pontocom, in e-commerce of any product for the consumer by the websites: www.extra.com.br, www.pontofrio.com.br,  www.casabahia.com.br, www.barateiro.com.br  and  www.partiuviagens.com.br.

On January 2, 2013 at the Extraordinary General Meeting, the incorporation of the subsidiary NCB by its parent company Via Varejo was approved. With the merger, there will be no impact on the consolidated quarterly financial information, in the capital or in equity. The net assets of incorporation were the subject of the appraisal report at book value on the date of incorporation.

The merger of NCB by Via Varejo aims to simplify the organizational structure and corporate companies, thus providing a reduction of administrative and operational costs.

iii.  Sendas

The Company directly or indirectly holds 100.00% of Sendas’ capital, which operates in the retail trade segment, mainly in the State of Rio de Janeiro.

iv.  GPA M&P

The GPA M&P aims to manage and operate the Company´s real estate assets.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis for consolidation – Continued

c) Associates - BINV and FIC

The Company’s investments in its associates Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”) and Banco Investcred Unibanco S.A. (“BINV”), both entities that finance sales directly to GPA and Via Varejo customers are result of an association between Banco Itaú Unibanco S.A. (“Itaú Unibanco”) with GPA and Via Varejo. Such investments are accounted for using the equity method. An associate is an entity in which the Company has significant influence, but not the control, prevailing decisions related to the operational and financial management of BINV and FIC belongs to Itaú Unibanco.

The statement of income for the period reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the shareholders’ equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The profit sharing of associates is shown in the statement of income for the period as equity method results. The quarterly financial information of the associates are prepared for the same closing date as the Parent Company, and when necessary, adjustments are made to bring the accounting policies in line with those of the Company.

The Company has significant involvement in operational decisions by the FIC Board of Directors of this entity.

After application of the equity method, the Company determines whether it is necessary to recognize an additional loss due to non-recoverability on the Company’s investment in its associates. The Company determines at each balance date whether there is any evidence that the investment in the associate will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment recoverable value of the associate and its carrying amount and recognizes the loss in the statement of income for the period.

FIC’s summarized interim financial information are as follows:

	Consolidated
	09.30.2013	12.31.2012

Current assets	3,400,876	3,384,723
Noncurrent assets	42,578	43,171
Total assets	3,443,454	3,427,894

Current liabilities	2,727,430	2,768,570
Noncurrent liabilities	20,583	18,710
Shareholders’ equity	695,441	640,614
Total liabilities and shareholders’ equity	3,443,454	3,427,894

	09.30.2013	09.30.2012
Operating results:
Revenues	652,150	667,526
Operating income	98,780	44,145
Net income in the period	54,827	25,370

For the purposes of calculating the investment, the investee’s equity should be deducted from the special goodwill reserve, which is the exclusive right of Itaú Unibanco.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis for consolidation – Continued

d)  Interest in joint operation – Bartira

The Company maintains an indirect interest joint arrangement as determine the CPC 19R2 (“IFRS11”), named Bartira, in which GPA holds through its subsidiary NCB 25% and Klein Family through Casa Bahia Comercial Ltda. (“Casa Bahia”), holds 75% which entered into a partnership agreement setting forth the joint control over decisions relating to the relevant activities of the investee.

The partnership agreement requires the unanimous resolution of participants to make decisions about the relevant activities, especially decisions about the financial and operating policies of Bartira.

The Company recognizes its interest in the joint operation, it combines of each asset, liabilities, income and expenses of joint operations with similar items line by line in its consolidated quarterly financial information. The joint operations quarterly financial information are prepared for the same period and under the same accounting criteria adopted by the Company.

The main lines of Bartira’s condensed quarterly financial information are shown below, it should be noted that the Company proportionately consolidates 25% of Bartira:

	09.30.2013	12.31.2012

Current assets	128,236	157,196
Noncurrent assets	80,247	73,244
Total assets	208,483	230,440

Current liabilities	96,016	111,500
Noncurrent liabilities	10,038	16,440
Shareholders’ equity	102,429	102,500
Total liabilities and shareholders’ equity	208,483	230,440

	09.30.2013	09.30.2012
Income:
Net revenue from sales and/or services	409,008	345,537
Net income before income and social contribution taxes	6,022	16,196
Net income for the period	-	12,028

4.    Significant accounting policies

The main accounting policies adopted by the Company in the preparation of quarterly financial statements in the Company and Consolidated, are consistent with those adopted and disclosed in Note 4 of the financial statements for the year ended December 31, 2012, disclosed on February 19, 2013 and therefore should be read together.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

5.    Adoption of new standards, amendments and interpretations to existing standards issued by the IASB and CPC and standards issued but not yet effective

Adoption of new standards, amendments and interpretations to existing standards issued by the IASB and CPC

The following new standards, amendments and interpretations of pronouncements applicable to the Company, were issued by the IASB and CPC with effect from January 1st 2013.

•         IFRS 10 / CPC 36 (R3): Consolidated financial statements – IFRS 10 replaced the IAS 27 and SIC 12 and includes a new definition of control that applies to the financial statements when an entity controls one or more entities. The Company assessed the conclusion on the consolidation of its subsidiaries under IFRS 10 is different from that adopted by the Company on January 1st, 2012 and December 31, 2012, according to IAS 27 and SIC 12. If the completion of the consolidation of its subsidiaries is different, the comparative period immediately preceding is adjusted to be consistent with the treatment adopted September 30, 2013, unless it is impracticable. The Company has concluded that the adoption of IFRS 10 does not change the consolidation of its subsidiaries, and therefore there is no impact on the interim financial information for the nine month period ended September 30, 2013.

•         IFRS 11 / CPC 19(R2): Joint arrangements – IFRS 11 replaced the SIC 13 and IAS 31 and applies to business contracts and controlled in conjunction. According to this standard, business and contracts controlled in conjunction with other shareholders are classified as joint arrangements. The accounting treatment will depend on the classification of the joint arrangement signed and can be recognized by the equity method (joint ventures), or the consolidation of its interests in assets, liabilities, revenues and expenses contributed to the operation (joint operation). The Company assessed the conclusion about the accounting treatment for joint arrangement participating in IFRS 11 is different from that adopted by the Company on January 1st, 2012 and December 31, 2012, according to IAS 31 and SIC 13. If the completion of the consolidation of their joint arrangement is different, the comparative period immediately preceding is adjusted to be consistent with the treatment adopted September 30, 2013, unless it is impracticable. The accounting recognition for joint operations under IFRS 11 is the same accounting treatment adopted for the consolidated financial statements for the year ended December 31, 2012. There is no impact on the interim financial information for the nine month period ended September 30, 2013 by adoption IFRS 11.

•         IFRS 12 / CPC 45: Disclosure of interest in other entities - IFRS 12 deals with the disclosure of interests in other entities, whose purpose is to enable users to know the risks, the nature and the effects on the financial statements of such participations. The disclosures included in the interim financial information for the nine month period ended September 30, 2013 are in accordance with IFRS 12.

•         IFRS 13 / CPC 46: Fair value measurement - IFRS 13 applies when other standards require or permit IFRS measurements or disclosures of fair value (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). The disclosures included in the interim financial information for the nine month period ended September 30, 2013 are in accordance with IFRS 13.

There are no other standards and interpretations issued that significantly effect the result of the period or equity issued by the Company.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

5.    Adoption of new standards, amendments and interpretations to existing standards issued by the IASB and CPC and standards issued but not yet effective – Continued

Standards issued but not yet effective

Standards issued but not yet effective up to the date of the issuance of the Company’s quarterly financial information include the following standards and interpretations issued which the Company reasonably expects to have an impact on the disclosures, financial position or performance to be applicable at a future date. The Company intends to adopt those standards when they become effective:

•         IFRS 9 – Financial instruments - classification and measurement (CPC 38, 39 and 40) - IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at the amortized cost or fair value, based on the way how an entity administers its financial instruments (its business model) and the contractual cash flow, which is a characteristic of the financial assets. The standard also requires the adoption of only one method to determinate asset impairment. The standard will be effective for annual periods beginning on January 1st. 2015, and the Company does not expect any significant impact as a result of the adoption.

IASB issued clarifications on the IFRS rules and amendments. The main amendment as follow:

•           IAS 32 – Financial instrument: Presentation (CPC 39) - adds guidance on offsetting financial assets and financial liabilities whose amendment is effective for annual periods beginning on or after January 1, 2014, and the Company does not expect any significant impact as a result of the adoption.

•           IAS 36 – Impairment of assets (CPC 01) - adds guidance on the disclosure of recoverable amounts of non-financial assets, whose amendment is effective for annual periods beginning on or after January 1, 2014, and the Company is evaluating the impact of disclosure upon its adoption.

•           IAS 39 – Financial instruments: Recognition and measurement – adds guidance clarifying that there is no need to discontinue hedge accounting if the derivative instruments is renewed, provided that certain criteria are met. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Company does not anticipate significant effect as result of its adoption.

•           IFRS 21 – The effect of changes in foreign exchange rates – provides guidance on when to recognize a liability for a tax imposed by the government and became effective from January 1, 2014, and the Company is evaluating the impact of disclosure upon its adoption.

There are no other rules or interpretations issued that have not been adopted yet that according to the Management’s opinion, may adversely affect the Company’s income (loss) or shareholders’ equity.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgements, estimates and assumptions

Judgements. estimates and assumptions

The preparation of the Company’s individual and consolidated quarterly financial information requires Management to make judgements, estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the period, however, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates for interim financial information for the nine-month period ended September 30, 2013 were the same as those adopted in the consolidated and individual financial statements for the year ended December 31, 2012, originally presented on February 19, 2013, and therefore, should be read together.

7.    Cash and cash equivalents

		Parent Company		Consolidated
	Rate (a)	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Cash on hand and in bank accounts		99,453	230,183	289,519	490,616

Financial investments:
Itaú BBA	101.8%	387,652	370,448	427,882	1,430,672
Itaú – Delta Fund	101.6%	5,012	706,458	180,433	1,831,692
Banco do Brasil	101.2%	199,313	722,665	936,400	1,376,813
Bradesco	100.2%	34	684,409	233,950	1,496,352
Santander	101.9%	147,622	61,744	744,660	62,692
CEF	101.0%	210,899	3,046	715,495	4,104
Votorantim	102.6%	101,468	2,196	422,551	5,850
Safra	101.6%	58,400	83,873	510,991	337,682
Credit Agricole	102.5%	30,010	-	90,031	-
BNP	101.1%	37,775	-	192,765	-
Outros	(b)	8,639	25,309	35,342	49,778
		1,286,277	2,890,331	4,780,019	7,086,251

(a) Financial investments at September 30, 2013 and December 31, 2012 earn interest by the Interbank Deposit Certificate (“CDI”) rate per year and redeemable in terms of less than 90 days.

 (b) Refer to automatic investments at the end of each month.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

8.    Trade accounts receivable

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Credit card companies (a)	44,124	146,114	201,750	421,384
Sales vouchers	46,093	124,845	79,285	181,253
Consumer finance – CDCI (b)	-	-	2,148,864	2,078,439
Credit sales with post-dated checks	1,738	2,537	3,165	4,004
Accounts receivable from wholesale customers	-	-	24,656	30,016
Private label credit card – interest-free payments in installments	33,177	22,356	33,172	22,360
Accounts receivable from related parties (Note 13 a)	87,587	192,430	-	-
Adjustment to present value (c)	-	-	(8,186)	(5,488)
Allowance for doubtful accounts (d)	-	(81)	(233,254)	(189,492)
Accounts receivable from suppliers	12,603	4,441	14,938	8,663
Others	-	-	100,597	94,940
Current	225,322	492,642	2,364,987	2,646,079

Consumer financing - CDCI	-	-	106,667	117,487
Allowance for doubtful accounts (d)	-	-	(9,165)	(8,988)
Others	-	-	15,783	-
Noncurrent	-	-	113,285	108,499

	225,322	492,642	2,478,272	2,754,578

a)  Credit card companies

In the subsidiaries Via Varejo, NCB and Nova Pontocom, credit card payments related to the sale of goods and services are receivable in installments of up to 24 months. The Company and subsidiaries sell these receivables to banks or credit card companies without recourse or obligation related to obtaining working capital.

In view of the restructuring of receivables funds previously used for credit assignment of accounts receivable with credit cards, which are described in note 10, in the nine-months period ended September 30, 2013, the Company and its subsidiaries sold its receivables from credit card issuers in the amount of R$21,067,913 to operators or banks directly, without any right of recourse or obligation related.

b) Consumer finance– CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, are substantially less than 12 months.

The Company maintains agreements with financial institutions where it is referred to as the intervening party of these operations, (see Note 19).

c)  Adjustment to present value

The discount rate used by the subsidiary Via Varejo, operations banner "Casas Bahia" considers current market valuations of the time value of money and the asset's specific risks. Credit sales with the same cash value were carried to their present value on the transaction date, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies. In the nine-month period ended September 30, 2013 these rates averaged 0.75% per month (0.72% per month at December 31, 2012).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

8.    Trade accounts receivable -- Continued

d)  Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

At the beginning of the period	(81)	-	(198,480)	(217,968)
Allowance for doubtful accounts	(41)	(81)	(351,542)	(324,462)
Recoveries and provision write-off	122	-	307,603	343,950
At the end of the period	-	(81)	(242,419)	(198,480)

Current	-	(81)	(233,254)	(189,492)
Noncurrent	-	-	(9,165)	(8,988)

Below we present the composition of accounts receivable on a gross basis by maturity period:

		Falling due	Past-due receivables
	Total		<30 days	30-60 days	61-90 days	>90 days
09.30.2013	2,720,691	2,468,699	124,190	48,881	31,361	47,560
12.31.2012	2,953,058	2,775,925	91,796	32,820	21,823	30,694

9.    Other accounts receivable

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Accounts receivable related to sale from property and equipment	12,707	11,345	55,610	78,821
Cooperative allowance with vendors	-	-	12,115	51,939
Advances to suppliers	13,115	7,839	26,103	10,396
Amounts to be reimbursed	10,892	12,274	84,731	93,100
Trade accounts receivable from services	-	-	4,223	5,127
Rental receivable	10,248	13,110	14,885	17,630
Advances to payment and loans to employees	-	-	43,776	10,004
Accounts receivable - Paes Mendonça (a)	-	-	504,895	484,008
Others	777	2,313	41,697	26,849
	47,739	46,881	788,035	777,874

Current	24,185	21,141	212,672	221,477
Noncurrent	23,554	25,740	575,363	556,397

a)     Accounts receivable – Paes Mendonça

       Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries Xantocarpa, Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated (General Market Price Index – IGP-M) and guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc and Sendas. The maturity of the accounts receivable is linked to the lease agreements, which expire in 2014.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

10.   Receivables securitization fund

In order to change its policy of sales of receivables, the Company negotiated changes to its receivables funds, as follows:

a)     PAFIDC: There was a change in the bylaw of PAFIDC approved at the General Meeting of Shareholders of December 21, 2012, in which the Company no longer has interest or obligation to the Fund. The Fund had its name changed to denominate Multicredit FIDC and no longer holds, exclusively, GPA receivables.

Therefore, as GPA no longer has any interest in the current FIDC and has no obligation to absorb any of the expected risks of the fund's assets, the Fund ceased to be consolidated on December 26, 2012.

b)    Globex FIDC: The operations of discounted receivables by credit card through the Globex FIDC were closed on December 14, 2012, in mutual agreement with the senior quotaholders.

Thus, the senior quotas were paid to quotaholders by the fund and on December 31, 2012, remained in the fund balance of cash and obligations in counterpart to subordinated quotas that had been completely redeemed, thus completing the process of liquidation of the Fund during the first quarter of 2013.

With this restructuring the Company and Via Varejo began carrying out the operation of discount of the receivables, as described in note 8 a).

11.   Inventories

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Stores	1,306,762	1,288,127	3,827,324	2,890,345
Distribution centers	811,100	892,962	2,559,206	3,037,565
Inventories in construction (d)	-	-	172,280	172,280
Bonus in inventories (a)	(42,967)	(40,251)	(91,189)	(99,453)
Provision for obsolescence/shrinkage (b)	(4,585)	(8,141)	(43,071)	(53,126)
Present value adjustment (c)	-	-	(555)	(15,683)
	2,070,310	2,132,697	6,423,995	5,931,928

Current	2,070,310	2,132,697	6,251,715	5,759,648
Noncurrent	-	-	172,280	172,280

a)     Bonuses in inventories

The Company records bonuses received from vendors in the statement of income as the inventories, that gave rise to the bonuses are realized.

b)    Provision for obsolescence/losses and breakage

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

At the beginning of the period	(8,141)	(6,780)	(53,126)	(75,809)
Additions	(2,991)	(5,132)	(34,390)	(59,311)
Write-offs	6,547	3,771	44,445	81,994
At the end of the period	(4,585)	(8,141)	(43,071)	(53,126)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

11.   Inventories -- Continued

c)     Present value adjustment – Nova Pontocom

The adjustment to present value of inventories refers to the corresponding entry of the adjustment to present value of the trade accounts payable of the subsidiary Nova Pontocom. For the Company and other subsidiaries, Management did not record the present value adjustment since the operations are short term and it considers the effect of said adjustments to be irrelevant when compared to the interim financial information taken as a whole.

d)    Inventories of real estate units under construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units.

12.   Recoverable taxes

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Taxes on sales	15,324	63,389	401,519	297,422
State value-added tax on sales and services - ICMS recoverable (a)	15,324	41,637	325,151	262,681
Social Integration Program/ Tax for Social Security Financing-PIS/COFINS recoverable	-	21,752	76,368	34,741

Income tax	57,183	40,270	116,868	115,635
Financial investments	47,087	36,381	76,123	70,157
Other	10,096	3,889	40,745	45,478

Other	149,831	90,055	457,655	457,964
ICMS recoverable from property and equipment	831	-	12,277	23,175
ICMS tax substitution (a)	149,093	88,261	410,690	400,816
Social Security Contribution - INSS	-	-	30,681	29,338
Other	-	1,794	4,208	4,753
Adjustment to present value	(93)	-	(201)	(118)
Current	222,338	193,714	976,042	871,021

Taxes on sales	185,424	150,333	1,136,882	1,144,790
ICMS recoverable (a)	185,424	150,333	988,465	994,077
PIS/COFINS recoverable	-	-	148,417	150,713

Other	74,084	67,318	107,464	86,852
ICMS recoverable from property and equipment	2,492	-	22,098	6,679
Adjustment to present value	(278)	-	(1,090)	(680)
Social Security Contribution - INSS	71,870	67,318	86,456	80,853
Noncurrent	259,508	217,651	1,244,346	1,231,642

	481,846	411,365	2,220,388	2,102,663

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

12.   Recoverable taxes -- Continued

(a) The full ICMS realization of this value over the next five years will occur as follows:

	Parent Company	Consolidated
Up to one year	165,155	747,917
2014	54,415	257,507
2015	65,674	414,807
2016	52,539	250,611
2017	15,010	86,548
	352,793	1,757,390

Management expects to hold these loans in their normal operations, based on a technical feasibility study on the future realization of the ICMS tax, considering the expected future offset of debits arising from the operations, in using the main variables of their business. This study was prepared based on information extracted from the strategic planning approved by the Board of Directors of the Company.

13.   Related parties

a)     Sales, purchases of goods, services and other operations:

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Customers
Subsidiaries:
Novasoc Comercial	33,884	41,395	-	-
Sé Supermercados	5,485	91,009	-	-
Sendas Distribuidora	44,447	55,121	-	-
Barcelona	2,606	1,865	-	-
Via Varejo	448	1,858	-	-
Nova Pontocom (xii)	716	1,182	-	-
Xantocarpa	1	-	-
	87,587	192,430	-	-
Suppliers
Subsidiaries:
Novasoc Comercial	14,824	14,627	-	-
Sé Supermercados	499	4,526	-	-
Sendas Distribuidora	23,221	12,883	-	-
Barcelona	1,976	2,809	-	-
Xantocarpa	386	590	-	-
Via Varejo	951	1,936	-	-
Nova Pontocom (xii)	605	1,127	-	-
Associated:
FIC	9,691	10,905	11,481	13,673
Dunnhumby (xxi)	99	20	99	20
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)	-	-	20,996	62,487
Other related parties:
Diniz Group (iii)	1,706	1,726	1,811	1,858
Globalbev Bebidas e Alimentos	101	2,418	226	3,949
Globalfruit	44	759	44	759
BMS Import	-	1,200	-	1,976
Bravo Café	225	212	224	213
Fazenda da Toca Ltda (xiv)	185	548	204	560
Sykué Geração de Energia	-	127	-	341
Indigo Distribuidora	120	373	120	381
	54,633	56,786	35,205	86,217

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)     Sales, purchases of goods, services and other operations: -- Continued

	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Sales
Subsidiaries:
Novasoc Comercial (ix)	262,685	254,890	-	-
Sé Supermercados (ix)	40,112	604,735	-	-
Sendas Distribuidora (ix)	263,695	259,749	-	-
Barcelona (ix)	259	1,591	-	-
Via Varejo S.A. (ix)	384	-	-	-
Nova Pontocom (xii)	287	-	-	-
Nova Casa Bahia	-	15	-	-
Others	29	-
	567,451	1,120,980	-	-
Purchases
Subsidiaries:
Novasoc Comercial (ix)	4,146	5,679	-	-
Sé Supermercados (ix)	247	7,191	-	-
Sendas Distribuidora (ix)	166,198	36,449	-	-
Nova Pontocom (xii)	-	19	-	-
e-Hub Cons. Part. e Com. S.A.	1,992	1,340	-	-
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)	-	-	397,095	331,708
Other related parties:
Globalbev Bebidas e Alimentos	7,022	10,435	8,452	12,400
Globalfruit	4,171	1,852	4,298	1,852
Bravo Café	1,224	1,218	1,224	1,226
Sykué Geração de Energia (vii)	10,273	12,920	21,249	19,327
Fazenda da Toca Ltda. (xiv)	4,536	4,212	5,617	4,769
BMS Import.	-	1,369	-	1,369
Indigo Distribuidora	3,171	674	4,152	797
	202,980	83,358	442,087	373,448

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties – Continued

a)     Sales, purchases of goods, services and other operations: -- Continued

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Assets
Controller:
Casino (i)	-	6,258	-	6,258
Subsidiaries:
Novasoc (ix)	77,349	56,046	-	-
Sendas Distribuidora (ix)	150,069	1,262,060	-	-
Xantocarpa	21,899	21,069	-	-
Nova Pontocom (xii)	250,847	24,557	-	-
GPA M&P	24,701	20,501	-	-
Vancouver (xviii)	27,613	83,848	-	-
Via Varejo	-	806	-	-
Gas Station Duque - Salim Maluf (ix)	798	453	-	-
Gas Station GPA - Santo André (ix)	406	170	-	-
Gas Station Duque – convenience store (ix)	39	109	-	-
Gas Station GPA – Império (ix)	1,169	477	-	-
Gas Station Duque – Lapa (ix)	539	343	-	-
Gas Station GPA – Ciara (ix)	681	340	-	-
Vedra	20	20
Outros	351	8	-	-
Other related parties:
Casa Bahia Comercial Ltda. (v)	-	-	142,916	103,236
Management of Nova Pontocom (vi)	40,731	37,082	40,731	37,082
Audax SP (x)	9,681	22,335	9,681	22,335
Audax Rio (x)	3	3	5,090	6,957
Rede Duque (xx)	-	-	158	472
Other	1,591	2,082	1,583	2,080
	608,487	1,538,567	200,159	178,420
Liabilities
Controller:
Casino (i)	143	-	-	-
Subsidiaries:
Sé Supermercados (ix)	1,341,238	1,246,051	-	-
Barcelona (ix)	355,924	621,580	-	-
Via Varejo (xi)	363,863	332,609	-	-
Bellamar	16,866	14,283	-	-
P.A. Publicidade	18,420	11,775	-	-
Associated:
FIC (iv)	5,689	4,033	1,145	1,742
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)	-	-	20,904	62,439
Other related parties:
Fundo Península (ii)	12,489	15,756	12,821	16,218
	2,114,632	2,246,087	34,870	80,399

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties – Continued

a)     Sales, purchases of goods, services and other operations: -- Continued

Statement of income	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Controllers:
Casino (i)	(3,935)	(4,361)	(3,935)	(4,361)
Wilkes Participações (xvii)	(2,124)	(2,803)	(2,124)	(2,803)
Subsidiaries:
Novasoc Comercial (ix)	6,728	6,309	-	-
Sé Supermercados (ix)	1,762	16,170	-	-
Sendas Distribuidora (ix)	38,368	22,984	-	-
Associated:
FIC (iv)	13,107	6,367	13,109	5,574
Dunnhumby (xxi)	(885)	(543)	(885)	(543)
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)	-	-	-	(139)
Other related parties:
Fundo Península (ii)	(112,377)	(107,889)	(117,887)	(113,806)
Diniz Group (iii)	(14,878)	(14,005)	(15,825)	(14,005)
Sykué Consultoria em Energia Ltda. (viii)	(464)	(461)	(1,018)	(1,101)
Casa Bahia Comercial Ltda. (v)	-	-	(158,878)	(108,626)
Management of Nova Pontocom (vi)	2,148	2,255	2,148	2,255
Axialent Consultoria (xix)	(4)	(2,030)	(4)	(2,030)
Habile Segurança e Vigilância Ltda (xvi)		-	(7,031)	24,958
Pão de Açúcar S.A. Indústria e Comércio (xxii)	(516)	(6,300)	(516)	(6,300)
Audax SP (x)	(10,328)	(16,886)	(10,329)	(16,873)
Audax Rio (x)	(2,268)	(1,356)	(7,200)	(10,855)
Instituto Grupo Pão de Açúcar	(5,343)	(5,572)	(5,339)	(5,610)
	(91,009)	(108,121)	(315,714)	(304,181)

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties, including:

i.     Casino:  Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, in exchange for the annual payment of US$2,727 thousand, it transfers administrative and financial expertise. This agreement is effective for seven years, with automatic renewal for an indeterminate term. As of the seventh year, the annual payment will total US$1,818 thousand. This agreement was approved by the Extraordinary General Meeting held on August 16, 2005.

ii.   Fundo Península: 60 real estate lease agreements with the Company, 1 property with Novasoc and 1 property with Barcelona.

iii.  Diniz Group: lease of 15 properties to the Company and 2 properties to Sendas.

iv.  FIC: (i) refund of expenses arising from the infrastructure agreement, such as: expenses related to the cashiers’ payroll, and commissions on the sale of financial products; (ii) financial expenses related to the sale of receivables (named “financial discount”); (iii) property rental revenue; and (iv) the cost apportionment agreement.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)       Sales, purchases of goods, services and other operations – Continued

v.   Casa Bahia Comercial Ltda.: Via Varejo has an accounts receivable related to the “First Amendment to the Shareholders´ Agreement” between Via Varejo, GPA and CB, which guarantees to Via Varejo the right to be reimbursed by CB for certain contingencies recognized that may be payable by Via Varejo as from June 30, 2010 (see xi).

Additionally, beyond Via Varejo and your joint arrangement – Bartira, CB have rental contracts 312 estate between distribution centers, commercial buildings and administrative requirements under specific conditions with management of CB..

vi.  Management of Nova Pontocom: in November 2010, in the context of the restructuring of GPA’s e-commerce business, the Company granted to certain statutory members of Nova Pontocom’s Management a loan amounting to R$10,000 and entered into a swap agreement in the amount of R$20,000, both maturing on January 8, 2018 and duly restated.

vii. Sykué Geração de Energia: acquisition of power in the free market to supply several of the Company’s consumer units.

viii.      Sykué Consultoria em Energia Ltda: energy supply planning services, including projection of energy consumption for each consumer unit, during 102 months (economic feasibility study of the costs to maintain the stores in the captive market or in the free market) and regulatory advisory services with the Brazilian Electricity Regulatory Agency - ANEEL), the spot market – CCEE and ONS.

ix.  Novasoc, Sé Supermercados, Sendas Distribuidora, Barcelona, Salim Maluf Gas Station, Santo André Gas Station, Império Gas Station, Lapa Gas Station, Ciara Gas Station and Convenience Store: include amounts arising from the use of the shared service center, such as treasury, accounting, legal and others, and commercial operation agreements, business mandate and intercompany loans.

x.   Audax: loans to the football clubs Audax SP and Audax RJ, in addition to the financial support in training professional athletes. GPA and third parties signed on September 14, 2013 a binding agreement for MT to become maintainer and manager AUDAX SP and RJ AUDAX. The agreement provides for certain conditions precedent to the formalization of the definitive agreements by the end of 2013.

xi.  Via Varejo: the entity has trade accounts payable related to the "First Amendment to the Shareholders´ Agreement" between Via Varejo and Casa Bahia, which guarantees the right to be reimbursed for certain contingencies, or reimbursement expenses, recognized as from June 30, 2010 (see v), as well as the business mandate.

xii. Nova Pontocom: amounts arising from the use of the shared service center, such as treasury, accounting, legal and other, and loans remunerated at 105% of CDI.

xiii.   Indústria de Móveis Bartira Ltda.: amounts arising from infrastructure expenses and the purchase and sale of goods.

xiv.   Fazenda da Toca Ltda.: contract for the supply of organic eggs, conventional oranges and organic juices, etc.

xv. Duque Comércio e Participações Ltda. and Posto de Serviços 35 Ltda.: agreement for quota call and put options (Posto Vereda Tropical, Rebouças and Barueri), see note 15 (ii).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)       Sales, purchases of goods, services and other operations -- Continued

xvi.   Habile Segurança e Vigilância Ltda: security services operations contracted by Via Varejo.

xvii.  Wilkes: commissions paid related to the Company’s loan agreements in which Wilkes is a guarantor.

xviii. Vancouver:  amounts transferred by the parent company for future capital increase.

xix.   Axialent Consultoria: human resources advisory service agreement.

xx. Rede Duque: represents the loan agreement between Vancouver and the gas stations Vereda Tropical, Rebouças and Barueri.

xxi.   Dunnhumby: information management service agreement.

xxii.  Pão de Açúcar S.A. Indústria e Comércio: equipment lease agreement.

b)    Management and Fiscal Council’s remuneration

The expenses related to the remuneration of senior management (officers appointed pursuant to the Bylaws, the Board of Directors), recorded in the consolidated statement of income for the nine-month period ended September 30, 2013 and 2012, were as follows:

In relation to total remuneration at September 30, 2013
	Remuneration	Variable remuneration	Stock option plan	Total
Board of Directors (*)	5,345	-	-	5,345
Directors	9,772	14,868	9,126	33,766
Fiscal council	378	-	-	378
	15,495	14,868	9,126	39,489

	In relation to total remuneration at September 30, 2012
	Remuneration	Variable remuneration	Stock option plan	Pension plan	Total
Board of Directors (*)	6,575	-	-	-	6,575
Directors	18,498	23,473	12,362	89	54,422
Fiscal council	734	-	-	-	734
	25,807	23,473	12,362	89	61,731

(*) Remuneration according to the number of attendances in the meeting.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments

a)   Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo (*)	Nova Pontocom	NCB (*)	Barcelona	Bellamar	GPA M&P	API SPE	Other	Total
Balances at 12.31.2012	2,777,804	357,222	92,117	1,548,595	31,985	820,657	698,954	199,538	154,755	16,200	38,700	6,736,527
Addition	-	1,100,000	-	-	-	-	-	-	-	-	58,750	1,158,750
Equity pickup	4,003	56,565	1,703	204,548	(11,757)	(39,915)	40,152	19,887	(213)	(18)	10,902	285,857
Dividends receivable	-	-		(108,971)	-	-	(21,879)	-	-	-	-	(130,850)
Gain (loss) in equity interest	-	-	(1,200)	318	138	-	-	-	-	-	-	(744)
Balances at 09.30.2013	2,781,807	1,513,787	92,620	1,664,490	20,366	780,742	717,227	219,425	154,542	16,182	108,352	8,049,540

(*) In the case of NCB, the investment amount refers to the effects of fair value measurements recorded in connection with the business combination. For Via Varejo, these effects of fair value were considered together with the accounting investments held in this subsidiary.

	Consolidated
	FIC	BINV	Bartira (i)	Other	Total
Balances at 12.31.2012	256,350	18,744	86,872	463	362,429

Equity pickup	27,861	489	-	-	28,350
Dividends receivable	(1,028)	(200)	-	-	(1,228)
Balances at 09.30.2013	283,183	19,033	86,872	463	389,551

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments -- Continued

a)      Breakdown of investments -- Continued

(i)   Surplus value of investment held in Bartira

It refers to the measurement of the investment currently held by Via Varejo of 25% of Bartira’s capital stock at fair value by the income approach, considering the present value of directly or indirectly generated future benefits assessed and quantified in the form of cash flow. The asset was recognized at the time of the business combination between CB and Casa Bahia.

On December 31, 2012, this asset was subject to impairment testing under the same calculation criteria of goodwill on investments; therefore, it is not necessary to record a provision for impairment.

15.     Business combinations

Acquisition of Rede Duque

Context of the operation

In 2009, the Company signed an Agreement for Outsourcing Management (“Management Agreement”) with Rede Duque for a 20-year term, whereby the Company would conduct the operational and financial management of 39 Rede Duque gas stations through its subsidiary Vancouver, in exchange for payment based on these gas stations’ results.

On May 28, 2012, the Management Agreement was terminated and, as part of the termination, pursuant to the Agreement for Share Purchase and Other Covenants, Vancouver acquired all the shares of five gas stations (“Acquired Gas Stations”) and established a partnership with Rede Duque in three other gas stations through the acquisition of shares representing 95% of their capital stock (“Partnership Gas Stations”), with a subsequent call option to be exercised by Rede Duque (“Call and Put Option Agreement").

i)    Acquisition of the five gas stations

Through the Agreement for Share Purchase, the Company acquired all the shares of six companies that were part of Rede Duque and operated five gas stations (one of the companies operates a convenience store in one of the acquired gas stations), with monthly net revenue since the acquisition of R$25,686 and loss of R$1,299.

Determination of the consideration transferred for the acquisition of five Rede Duque gas stations

Under the Management Agreement, the Company and Vancouver had prepaid R$30,000 for the use of GPA brands in the gas stations and exclusive management of the gas stations. The release of this amount was subject to certain events. This amount was used as part of the payment for the acquisition of the Acquired Gas Stations, plus an additional payment of R$10,000, for a total purchase price of R$40,000.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations -- Continued

Acquisition of Rede Duque -- Continued

Provisional identification of the fair value of identifiable acquired assets and liabilities

The Company provisionally identified the fair value of identifiable assets and liabilities acquired from Rede Duque on the business combination date and the acquired entities’ net assets total R$3,129.

Goodwill resulting from the acquisition

In the six-month period ended June 30, 2013, the Company completed the allocation of the purchase price and measurement of goodwill, being permanently recorded by the Company.

As a result of: (i) measurement of total consideration transferred for the acquisition of control of the gas stations; and (ii) measurement of the identifiable assets and liabilities at fair value, the Company recorded goodwill in the amount of R$38,702. The goodwill is allocated to the retail segment.

ii)   Partnership of the three gas stations

Through the Debt Assumption Agreement, entered into on the same date between the Company, Vancouver and Rede Duque, Vancouver assumed Rede Duque’s bank debts in the amount of R$50,000. On the same date, the parties entered into an Agreement for Share Purchase, whereby Vancouver acquired approximately 95% of the shares of the Partnership Gas Stations, which operated three gas stations with net revenue of approximately R$3,500, upon assignment of part of Vancouver’s receivables from Rede Duque, acquired as a result of said debt assumption. The acquired gas stations will continue to be managed by Rede Duque, and the Company will have protective vetoes.

Also through the agreement, a Call and Put Option Agreement was executed whereby Vancouver granted Rede Duque an option to purchase its shares of the capital of the Partnership Gas Stations, exercisable in one year, for R$50,000, restated at 110% of CDI and payable in 240 monthly installments. The Company also has a put option, whereby it may demand that Rede Duque purchase its shares under the same terms above if the call option is not exercised.

If the call and put options expire, Vancouver will be able to acquire the shares of the Partnership Gas Stations’ capital owned by Rede Duque for one Real (R$1) plus dividends for the one-year partnership period.

The amount of R$55,540 is recorded as a financial instrument at its realization amount, which is the fair value of the interest in the partnership gas stations, see note 20 f).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

16.   Property and equipment

a)     Parent Company:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Depreciation	Disposals	Transfers	09.30.2013

Land	1,157,286	59,953	-	(4,912)	(26,766)	1,185,561
Buildings	1,965,952	10,482	(46,692)	(368)	11,617	1,940,991
Leasehold improvements	1,389,317	17,778	(76,285)	(505)	160,884	1,491,189
Machinery and equipment	685,486	147,634	(92,330)	(13,018)	4,161	731,933
Installations	137,335	11,061	(10,630)	(70)	9,879	147,575
Furniture and fixtures	261,766	47,164	(27,693)	(1,816)	191	279,612
Vehicles	20,045	4,997	(3,524)	(5,988)	-	15,530
Construction in progress	110,317	142,782	-	(88)	(155,537)	97,744
Other	38,257	11,662	(8,350)	(74)	(7,128)	34,367
	5,765,761	453,513	(265,504)	(26,839)	(2,699)	5,924,232

Financial leasing
Hardware	30,330	-	(9,019)	(7,110)	-	14,201
Buildings	20,663	-	(802)	-	-	19,861
	50,993	-	(9,821)	(7,110)	-	34,062
Total	5,816,754	453,513	(275,325)	(33,949)	(2,699)	5,958,294

	Balances as of 09.30.2013			Balances as of 12.31.2012
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,185,561	-	1,185,561	1,157,286	-	1,157,286
Buildings	2,767,507	(826,516)	1,940,991	2,748,229	(782,277)	1,965,952
Leasehold improvements	2,600,270	(1,109,081)	1,491,189	2,419,833	(1,030,516)	1,389,317
Machinery and equipment	1,639,387	(907,454)	731,933	1,541,610	(856,124)	685,486
Installations	352,426	(204,851)	147,575	333,717	(196,382)	137,335
Furniture and fixtures	646,401	(366,789)	279,612	610,406	(348,640)	261,766
Vehicles	24,893	(9,363)	15,530	30,208	(10,163)	20,045
Construction in progress	97,474	-	97,474	110,317	-	110,317
Other	86,632	(52,265)	34,367	82,187	(43,930)	38,257
	9,400,551	(3,476,319)	5,924,232	9,033,793	(3,268,032)	5,765,761

Financial leasing
Hardware	31,687	(17,486)	14,201	58,703	(28,373)	30,330
Buildings	34,447	(14,586)	19,861	34,447	(13,784)	20,663
	66,134	(32,072)	34,062	93,150	(42,157)	50,993
Total	9,466,685	(3,508,391)	5,958,294	9,126,943	(3,310,189)	5,816,754

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

16.   Property and equipment -- Continued

b)    Consolidated:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Depreciation	Disposals	Transfers	09.30.2013

Land	1,264,764	160,884	-	(4,912)	(26,907)	1,393,829
Buildings	2,056,430	13,488	(49,836)	(167)	8,340	2,028,225
Leasehold improvements	2,243,860	252,766	(126,322)	(2,418)	268,654	2,636,540
Machinery and equipment	1,107,678	256,325	(171,972)	(34,821)	99,855	1,257,065
Installations	285,334	31,835	(22,987)	(7)	10,125	304,300
Furniture and fixtures	494,371	92,050	(47,428)	(2,123)	(46,253)	490,617
Vehicles	229,790	10,268	(15,270)	(31,465)	(13,878)	179,445
Construction in progress	204,631	300,331	-	(197)	(321,458)	183,307
Other	79,528	23,150	(16,432)	(79)	(6,627)	79,540
	7,966,386	1,141,067	(450,247)	(76,189)	(28,149)	8,552,868

Financial leasing
IT equipment	23,220	-	(2,174)	-	(559)	20,487
Hardware	79,256	-	(22,998)	(7,112)	1,469	50,615
Installations	1,045	-	(72)	-	(35)	938
Furniture and fixtures	8,736	-	(777)	(3)	59	8,015
Vehicles	10,255	-	-	(6,348)	(1,627)	2,280
Buildings	25,600	-	(1,092)	-	-	24,508
	148,112	-	(27,113)	(13,463)	(693)	106,843
Total property and equipment	8,114,498	1,141,067	(477,360)	(89,652)	(28,842)	8,659,711

The column transfers are mainly impacted by: (i) the acquisition of intangible assets that remain in progress until capitalization; and (ii) transfer of property in the amount of R$26,359 relating to the assets of the stores to be sold, see note 1 f).

	Balances as of 09.30.2013			Balances as of 12.31.2012
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,393,829	-	1,393,829	1,264,764	-	1,264,764
Buildings	2,917,034	(888,809)	2,028,225	2,906,108	(849,678)	2,056,430
Leasehold improvements	4,199,893	(1,563,353)	2,636,540	3,698,557	(1,454,697)	2,243,860
Machinery and equipment	2,547,689	(1,290,624)	1,257,065	2,243,454	(1,135,776)	1,107,678
Installations	602,977	(298,677)	304,300	567,033	(281,699)	285,334
Furniture and fixtures	983,139	(492,522)	490,617	981,198	(486,827)	494,371
Vehicles	246,468	(67,023)	179,445	300,629	(70,839)	229,790
Construction in progress	183,307	-	183,307	204,631	-	204,631
Other	167,800	(88,260)	79,540	152,264	(72,736)	79,528
	13,242,136	(4,689,268)	8,552,868	12,318,638	(4,352,252)	7,966,386

Financial leasing
IT equipment	36,502	(16,015)	20,487	37,051	(13,831)	23,220
Hardware	185,690	(135,075)	50,615	152,194	(72,938)	79,256
Installations	1,858	(920)	938	1,859	(814)	1,045
Furniture and fixtures	15,159	(7,144)	8,015	14,897	(6,161)	8,736
Vehicles	3,540	(1,260)	2,280	12,800	(2,545)	10,255
Buildings	43,403	(18,895)	24,508	43,401	(17,801)	25,600
	286,152	(179,309)	106,843	262,202	(114,090)	148,112
Total property and equipment	13,528,288	(4,868,577)	8,659,711	12,580,840	(4,466,342)	8,114,498

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

16.   Property and equipment -- Continued

c)     Guarantees

At September 30, 2013 and December 31, 2012, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 24 (h).

d)    Capitalized borrowing costs

The amount of the borrowing costs for the nine-month period ended of September 30, 2013 was R$17,285 (R$12,749 at September 30, 2012). The rate used to determine the borrowing costs eligible for capitalization was 105.00% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

e) Additions in the property and equipment

	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012

Additions (i)	453,513	617,044	1,141,067	953,444
Financial lease (ii)	-	-	-	(3,177)
Capitalized interest	(12,028)	(11,855)	(17,285)	(12,749)
ICMS – recoverable from property and equipment	-	(76,139)	-	(99,772)
Real estate financing - Adictions (ii)	(66,251)	-	(121,945)	-
Real estate financing - Payments (ii)	115,939	-	156,134	-
Total	491,173	529,050	1,157,971	837,746

(i)      The additions made by the Company relate to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)     In the statements of cash flows it was decreased from assets additions made in the nine-month period ended of September 30, 2013, totaling R$37,660 (R$87,994 at September 30, 2012), in parent company and R$16,904 (R$115,698 at September 30, 2012), in consolidated, referring the acquisitions of property and equipment through finance leases, as they did not involve cash disbursement on the date of acquisition.

f) Other information

At September 30, 2013, the Company and its subsidiaries recorded in the cost of goods sold and services rendered amount of R$27,437 (R$25,013 at September 30, 2012) parent company and  R$57,172 (R$61,938 at September 30, 2012) consolidated referring to the depreciation of its fleet of trucks, equipment, buildings and installations related to the distribution centers.

The Company has not identified evidence on the items of its property and equipment which require separate provision for impairment of the book value at September 30, 2013.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets

a)     Parent company:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Amortization	Disposals	Transfers	09.30.2013

Goodwill - home appliance	183,781	-	-	-	(8,854)	174,927
Goodwill – retail	355,412	-	-	-	-	355,412
Commercial rights – retail (e)	34,902	6,610	-	-	-	41,512
Software and implantation (h)	534,021	78,629	(57,731)	(7)	(5)	557,907
	1,108,116	85,239	(57,731)	(7)	(8,859)	1,126,758

	Balances as of 09.30.2013			Balances as of 12.31.2012
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - home appliance	174,927	-	174,927	183,781	-	183,781
Goodwill – retail	1,073,990	(718,578)	355,412	1,073,990	(718,578)	355,412
Commercial rights – retail (e)	41,512	-	41,512	34,902	-	34,902
Software and implantation (h)	902,031	(347,124)	554,907	823,449	(289,428)	534,021
	2,192,460	(1,065,702)	1,126,758	2,116,122	(1,008,006)	1,108,116

b)    Consolidated:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Amortization	Disposals	Transfers	09.30.2013

Goodwill – cash and carry	361,567	-	-	-	-	361,567
Goodwill – home appliance	296,607	-	-	-	(8,853)	287,754
Goodwill – retail	746,965	-	-	-	-	746,965
Brand– cash and carry (d)	38,639	-	-	-	-	38,639
Brand– home appliance (d)	2,015,259	-	-	-	-	2,015,259
Commercial rights – home appliance (e)	608,297	-	(5,799)	-	(16,843)	585,655
Commercial rights – retail (e)	34,902	6,609		-	-	41,511
Commercial rights - cash and carry (e)	10,000	18,842		-	-	28,842
Customer relationship – home appliance (i)	12,280	-	(4,712)	-	-	7,568
Advantageous furniture supply agreement – Bartira (f)	61,194	-	(55,302)	-	-	5,892
Lease agreement –stores under advantageous condition – NCB (g)	149,138	-	(35,041)	-	-	114,097
Software (h)	640,708	131,113	(69,961)	(8)	(49)	701,803
Total Intangible	4,975,556	156,564	(170,815)	(8)	(25,745)	4,935,552

The column Transfer is impacted by the amount of R$25,696 on the goodwill and commercial rights home appliance, respectively, of the stores to be sold, see note 1 f).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

b)    Consolidated  -- Continued

	Balances as of 09.30.2013			Balances as of 12.31.2012
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – cash and carry	371,008	(9,441)	361,567	371,008	(9,441)	361,567
Goodwill – home appliance	287,754	-	287,754	296,607	-	296,607
Goodwill – retail	1,848,402	(1,101,437)	746,965	1,848,402	(1,101,437)	746,965
Brand– cash and carry (d)	38,639	-	38,639	38,639	-	38,639
Brand – home appliance (d)	2,015,259	-	2,015,259	2,015,259	-	2,015,259
Commercial rights – home appliance (e)	642,344	(56,689)	585,655	663,565	(55,268)	608,297
Commercial rights – retail (e)	41,511	-	41,511	34,902	-	34,902
Commercial rights - cash and carry (e)	28,842	-	28,842	10,000	-	10,000
Customer relationship– home appliance	34,267	(26,699)	7,568	34,268	(21,988)	12,280
Advantageous furniture supply agreement – Bartira (f)	221,216	(215,324)	5,892	221,214	(160,020)	61,194
Lease agreement –stores under advantageous condition – NCB (g)	256,103	(142,006)	114,097	256,104	(106,966)	149,138
Software (h)	1,133,823	(432,020)	701,803	1,003,604	(362,896)	640,708
Total Intangible	6,919,168	1,983,616	4,935,552	6,793,572	(1,818,016)	4,975,556

c) Impairment testing of goodwill and intangible assets

The goodwill and intangible assets are annually tested for impairment as of December 31, 2012 according to the method described in note 4 - Significant accounting policies, in the financial statements of December 31, 2012, released on February 19, 2013.

As a result of the impairment tests conducted in 2011, and because no evidence of nonrecovery in September 30, 2013, the Company did not recognize losses for impairment. For the year ending December 31, 2013, Company’s Management will perform impairment tests for all goodwill and intangible assets recognized until this date.

d) Tradenames

The cash and carry tradename refers to “ASSAI” and the home appliances tradenames refer to “PONTO FRIO” and “CASAS BAHIA”. These tradenames were recorded during the business combinations made with the companies that owned the rights over the tradenames.

The value was subject to impairment tests through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits. Given the indefinite useful life of the tradename, we consider a perpetual growth of 2.5% in the preparation of the discounted cash flow. The royalty rate used was 0.9%.

e) Commercial rights

The funds were allocated to the Cash Generating Units - CGUs. The CGUs were tested with assets recoverability through the discounted cash flow as of December 31, 2012 and adjustments have not been identified.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

f)   Advantageous supply agreement – Bartira

The Via Varejo has exclusive supply contract with Bartira. This contract present advantageous condition in the acquisition of furniture for resale, compared the margins established in the sector. The amount was recorded at the combination of business and has been established for information on comparable transactions in the market, refined methodology "Income Approach".

The useful life of that asset was defined as three years, ending during the year 2013. This intangible were submitted to impairment test according to the same calculation criteria used in goodwill, a provision for impairment is not necessary.

g)  Advantageous lease agreement – NCB

Refers to properties from Casa Bahia, comprised of stores, distribution centers and buildings, which are subject to operating leases on advantageous terms held by NCB. Its measurement was performed by information on comparable transactions in the market, applied the methodology "Income Approach". The assets were recognized because of the business combination between the Company and Casa Bahia.

The useful life was defined as 10 years in accordance with the contract of association. This intangible underwent recovery test using the same criteria calculation performed for goodwill on investments, it is not necessary to record a provision for impairment.

h)  Other intangible assets

Software was tested for impairment according to the same criteria used for property and equipment.

Other intangible assets, whose useful lives are indefinite, were tested for impairment according to the same calculation criteria used for goodwill on investments, and it is not necessary to record a provision for impairment.

i)      Intangible assets with definite useful life

Advantageous lease agreements for stores and buildings (10 years), advantageous furniture supply agreement (3 years) and customer relationships (5 to 7 years).

j)      Additions in the intangible assets

	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012

Additions	85,239	3,531	156,564	47,405
Others accounts payable (i)	(17,000)	-	(17,000)	-
Total	68,239	3,531	139,565	47,405

(i)      In the statements of cash flows it was decreased from intangible assets additions made in the nine-month period ended of September 30, 2013, totaling R$17,000 in the parent company and consolidated, referring the acquisitions of software through finance leases, as they did not involve cash disbursement on the date of acquisition.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

18.   Supliers

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Merchandise suppliers	2,029,954	2,651,364	5,864,258	6,312,899
Service suppliers	90,054	140,033	284,295	455,420
Commercial agreements (a)	(305,216)	(434,018)	(469,722)	(562,886)
Other suppliers	-	-	13,558	55,601
Present value adjustment	-	-	(10,183)	(20,678)
	1,814,792	2,357,379	5,681,576	6,240,356

a)      It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The receipt of these receivables is by offsetting the amounts payable to suppliers.

19.   Loans and financings

a)      Debt breakdown

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Debentures (i)
Debentures	1,094,493	554,918	1,110,013	674,003
Swap contracts (c). (g)	-	(206)	-	(206)
Funding cost	(5,186)	(4,756)	(5,784)	(5,353)
	1,089,307	549,956	1,104,229	668,444
Local currency
BNDES (e)	90,597	90,863	108,458	113,236
IBM	-	-	21,330	5,100
Working capital (c)	746,923	154,896	769,198	155,196
Direct consumer credit – CDCI (c) (d)	-	-	2,520,835	2,498,997
Financial leasing (note 25)	31,404	66,863	47,910	83,054
Swap contracts (c) (g)	(22,831)	(11,210)	(22,831)	(11,210)
Funding cost	(4,428)	(5,983)	(6,122)	(7,290)
	841,665	295,429	3,438,778	2,837,083
Foreign currency
Working capital (c)	225,997	592,470	277,134	723,140
Swap contracts (c) (g)	(60,887)	(18,874)	(71,574)	(17,387)
Funding cost	-	(129)	-	(130)
	165,110	573,467	205,560	705,623
Total current	2,096,082	1,418,852	4,748,567	4,211,150

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings -- Continued

a)     Debt breakdown -- Continued

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Debentures (i)
Debentures	2,100,000	2,948,000	2,900,000	3,748,000
Funding cost	(2,369)	(5,889)	(2,680)	(6,647)
	2,097,631	2,942,111	2,897,320	3,741,353
Local currency
BNDES (e)	201,818	269,090	215,015	283,141
IBM	-	-	95,821	-
Working capital (c)	922,289	1,435,568	1,292,289	1,806,566
Direct consumer credit – CDCI (c) (d)	-	-	120,107	130,338
Financial leasing (note 25)	129,993	138,066	140,997	162,537
Swap contracts (c). (g)	(13,211)	(35,221)	(13,211)	(35,221)
Funding cost	(4,793)	(6,914)	(6,803)	(8,172)
	1,236,096	1,800,589	1,844,215	2,339,189

Foreign currency
Working capital (c)	-	211,092	-	258,811
Swap contracts (c). (g)	-	(50,456)	-	(58,249)
	-	160,636	-	200,562

Total noncurrent	3,333,727	4,903,336	4,741,535	6,281,104

b)   Maturity schedule of loans and borrowings recorded in noncurrent liabilities.

Year	Parent Company	Consolidated
2014	227,834	664,659
2015	2,566,852	3,469,901
2016	115,585	139,599
After 2016	430,618	476,859
Subtotal	3,340,889	4,751,018

Funding cost	(7,162)	(9,483)

Total	3,333,727	4,741,535

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings -- Continued

c)   Financing of working capital, swap and direct consumer credit - CDCI

		Parent Company		Consolidated
Debt	Rate*	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Local currency
Banco do Brasil	11.82% per year	540,718	524,175	540,718	524,175
Banco do Brasil	106.11% of CDI	750,989	710,074	2,442,560	1,997,047
Bradesco	112.00% of CDI	-	-	354,153	887,730
Safra	106.25% of CDI	377,505	356,215	377,506	356,215
Safra	CDI + 0.85 per year	-	-	987,492	825,930
		1,669,212	1,590,464	4,702,429	4,591,097
Current		746,923	154,896	3,290,033	2,654,193
Noncurrent		922,289	1,435,568	1,412,396	1,963,904

Foreign currency
Citibank	(Libor + 1.45%) per year	-	-	51,137	48,121
Itaú BBA	US$ + 3.47% per year	225,997	597,583	225,997	597,583
Santander	US$ + 4.49% per year	-	1,936	-	132,204
HSBC	US$ + 2.40% per year	-	204,043	-	204,043
		225,997	803,562	277,134	981,951
Current		225,997	592,470	277,134	723,140
Noncurrent		-	211,092	-	258,811

Swap contracts
Citibank	105.00% of CDI	-	-	(10,687)	(7,145)
Itaú BBA	100.00% of CDI	(60,886)	(34,067)	(60,886)	(34,067)
Banco do Brasil	102.65%of CDI	(36,043)	(46,432)	(36,043)	(46,432)
Santander	110.70% of CDI	-	-	-	839
Unibanco	104.96% of CDI	-	(206)	-	(206)
HSBC	99.00% of CDI	-	(35,262)	-	(35,262)
		(96,929)	(115,967)	(107,616)	(122,273)
Current		(83,718)	(30,290)	(94,405)	(28,803)
Noncurrent		(13,211)	(85,677)	(13,211)	(93,470)

		1,798,280	2,278,059	4,871,947	5,450,775

         * Weighted average rate per year.

The resources for financing working capital are raised from local financial institutions denominated in foreign or local currency.

d)    Direct consumer credit - CDCI

The operations of the consumer finance intervention correspond to the financing activities of installment sales to customers by means of a financial institution. Sales can be paid in up to 24 months, however, are substantially less than 12 months. The average financial charges are charged 110.1% of the CDI (111.40% in December 31, 2013). In these contracts, the Company retains substantially all the risks and benefits related to loans financed, guaranteed by assignment of receivables.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings -- Continued

e) BNDES

				Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Issue date	Maturity	09.30.2013	12.31.2012	09.30.2013	12.31.2012

3% per year	15	Sep/13	Apr/23	-	-	2,699	-
3% per year	15	Sep/13	Mai/23	-	-	1,088	-
3.0%	96	Aug/13	Jul/23	-	-	953	-
TJLP + 2.3%	48	Jun/08	Jun/13	-	-	-	1,376
4.5% per year	24	Sep/09	Nov/14	-	-	16	26
TJLP + 3.6%	60	Jul/10	Dec/16	266,550	328,120	266,550	328,120
4.5% per year	60	Feb/11	Dec/16	25,865	31,833	25,865	31,833
TJLP + 1.9%	30	May/11	Jun/14	-	-	8,463	16,930
TJLP + 1.9% per year + 1% per year	30	May/11	Jun/14	-	-	3,629	7,258
TJLP + 3.5% per year + 1% per year	30	May/11	Jun/14	-	-	3,026	6,052
TJLP + 2.5% per year	24	Sep/12	Aug/15	-	-	4,869	4,782
2.5% per year	96	Jun/13	Jan/13	-	-	6,315	-
				292,415	359,953	323,473	396,377

Current				90,597	90,863	108,458	113,236
Noncurrent				201,818	269,090	215,015	283,141

The credit line agreements denominated in Brazilian local currency with the Brazilian Development Bank (BNDES) are subject to the indexation based on the long-term interest rate - TJLP, plus remuneration rates and the funding cost, to reflect the BNDES’ funding portfolio. Financing is paid in monthly installments after a grace period, as mentioned in the table above.

The Company cannot offer any assets as collateral for loans to other parties without the BNDES’ prior consent and it must comply with certain financial debt covenants, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (equity/total assets) equal to or greater than 0.30 and (ii) EBITDA/net debt equal to or greater than 0.35. The Company controls and monitors these ratios.

At September 30, 2013, the Company was in compliance with the aforementioned clauses.

f)    Guarantees

The Company signed promissory notes and letters of guarantee as collateral to the loans and financings obtained from BNDES and IBM at the amount of R$115.000.

g)      Swap contracts

The Company uses swap operations to exchange liabilities denominated in U.S. dollars and fixed interest rates for Real pegged to CDI floating interest rates. The Company contracts swap operations with the same counterparty, currency and interest rate. All these transactions are classified as hedge accounting, as disclosed in note 20. The CDI annual benchmark rate at September 30, 2013 was 7.41% (8.40% at December 31, 2012). On September 30, 2013, GPA was compliant in relation to these indices.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings - Continued

h) Debentures

				Date				Parent Company		Consolidated
	Type	Issue value	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Parent Company
6th Issue – 1st Series - GPA	No preference	540,000	54,000	03/01/07	03/01/13	CDI + 0.5%	-	-	184,278	-	184,278
6th Issue – 2ndSeries - GPA	No preference	239,650	23,965	03/01/07	03/01/13	CDI + 0.5%	-	-	81,782	-	81,782
6th issue – 1st and 2nd Series – GPA	Interest rate swap	779,650	-	03/01/07	03/01/13	104.96% CDI	-	-	(206)	-	(206)
8th Issue – Single series - GPA	No preference	500,000	500	12/15/09	12/15/14	109.50% of CDI	616	307,848	401,042	307,848	401,042
9th Issue – Single series – GPA	No preference	610,000	610	01/05/11	01/05/14	107.70% of CDI	1,301	793,357	748,000	793,357	748,000
10th Issue – Single series- GPA	No preference	800,000	80,000	12/29/11	06/29/15	108.50% of CDI	11	848,615	873,669	848,615	873,669
11 st Issue – Single series- GPA	No preference	1,200,000	120,000	05/02/12	11/02/15	CDI + 1%	10	1,244,673	1,214,147	1,244,673	1,214,147
Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	400,000	40,000	02/17/12	07/30/15	CDI + 1%	10	-	-	406,424	413,624
1st Issue – Single series – Nova Pontocom	No preference	100,104	100,000	04/25/12	04/25/13	105.35% of CDI	-	-	-	-	105,461
1st Issue – 1st Series – NCB	No preference	200,000	20,000	06/29/12	12/29/14	CDI +0.72%	10	-	-	204,548	200,000
1st Issue – 2nd Series – NCB	No preference	200,000	20,000	06/29/12	01/29/15	CDI + 0.72%	10	-	-	204,548	200,000
Funding fees								(7,555)	(10,645)	(8,464)	(12,000)
								3,186,938	3,492,067	4,001,549	4,409,797
Current								1,089,307	549,956	1,104,229	668,444
Noncurrent								2,097,631	2,942,111	2,897,320	3,741,353

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings - Continued

h) Debentures  -- Continued

(i)     Breakdown of outstanding debentures

	Number of debentures	Amount

At 12.31.2012	459,075	4,409,797

Interest accrued and swap	-	250,996
Amortization	(177,965)	(659,244)
At 09.30.2013	281,110	4,001,549

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured and not convertible into shares, except for the debentures issued by the subsidiaries, which are guaranteed by the Company.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity (including all series of Nova Pontocom and the 9th issue of CBD), (ii) payment only at maturity with annual remuneration (10th issue of CBD), (iii) payment only at maturity with semiannual remuneration (11th  issue of GPA, 3rd issue of Via Varejo and 1st  issue of NCB) incorporated by Via Varejo, (iv) annual installments (6th series of CBD) and semiannual payments as of the 4th anniversary of the issue, and (v) semiannual payments and remuneration as of the third anniversary of the issue (8th issue of CBD).

The 8th, 9th, 10th and 11th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue. The 6th and 3rd issues of Via Varejo can only be redeemed after 18 months. NCB, incorporated by Via Varejo, and Nova Pontocom issues are not eligible for early redemption.

GPA is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated interim financial information of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing of Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity, and (ii) consolidated net debt / EBITDA ratio lower than or equal to 3.25 (effective on September 30, 2013 was 0.53). At September 30, 2013, GPA was in compliance with these ratios.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of the risks.  Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

	Parent Company
	Carrying amount		Fair value
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,286,277	2,890,331	1,286,277	2,890,331
Accounts receivable	273,061	539,523	273,061	539,523
Related parties, assets (*)	608,487	1,538,567	608,487	1,538,567
Financial liabilities:
Amortized cost
Related parties, liabilities (*)	(2,114,632)	(2,246,087)	(2,114,632)	(2,246,087)
Trade accounts payable	(1,814,792)	(2,357,379)	(1,814,792)	(2,357,379)
Debentures	(3,186,938)	(3,492,067)	(3,185,088)	(3,495,985)
Loans and financing	(1,581,537)	(1,631,170)	(1,665,413)	(1,723,551)
Accounting for hedging – fair value through income
Loans and financing	(661,334)	(1,198,951)	(661,334)	(1,198,951)
Net exposure	(7,191,408)	(5,957,233)	(7,273,434)	(6,053,532)

	Consolidated
	Carrying amount		Fair value
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	4,780,019	7,086,251	4,780,019	7,086,251
Financial investments measured at fair value	23,270	-	23,270	-
Accounts receivable	3,266,307	3,532,452	3,307,411	3,532,452
Related parties, assets (*)	200,159	178,420	200,159	178,420
Accounting for hedging – fair value through income
Option to put/call	362,279	359,057	362,279	359,057
Financial liabilities:
Amortized cost
Related parties, liabilities (*)	(34,870)	(80,399)	(34,870)	(80,399)
Trade accounts payable	(5,681,576)	(6,240,356)	(5,681,576)	(6,240,356)
Debentures	(4,001,549)	(4,409,797)	(4,002,048)	(4,409,797)
Loans and financing	(4,788,327)	(4,342,993)	(4,918,907)	(4,342,993)
Accounting for hedging – fair value through income
Loans and financings	(700,226)	(1,739,464)	(700,226)	(1,739,464)
Net exposure	(6,574,514)	(5,656,829)	(6,664,489)	(5,656,829)

(*) Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

The fair value of other financial instruments described in note 20 (b) allows an approximation of the carrying amount based on the existing payment conditions. The hierarchy classification of assets and liabilities at fair value is described in note 20 (c).

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries

The Company adopts risk control policies and procedures, as outlined below:

(i)  Credit risk

•      Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities to be allocated to a single financial institution, also taking into consideration monetary limits and financial institution evaluations, which are frequently updated (see note 7).

•      Accounts receivable: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.05% in the nine-month period ended of September 30, 2013 (0.10% at December 31, 2012).

•      The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with major financial institutions.

•       Financed sales (CDCI): sales are made through operating agreements (credit lines) with banks Bradesco, Safra and Banco do Brasil for granting loans to their customers, through intervention with their financial institutions, with the aim of enabling and encouraging the sale of goods in their commercial establishments. In this modality of sale, the subsidiary has ultimate responsibility for the settlement of the loans and the credit risk of the operation.

(ii) Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, transforming the cost of debt into currency and domestic interest rates.

(iv)  Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the nine-month period ended at September 30, 2013.

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Loans and financings	5,429,809	6,322,188	9,490,102	10,492,254
(-) Cash and cash equivalents	(1,286,277)	(2,890,331)	(4,780,019)	(7,086,251)
Net debt	4,143,532	3,431,857	4,710,083	3,406,003

Shareholders’ equity	9,029,902	8,494,725	11,652,488	11,067,951

Shareholders’ equity and net debt	13,173,434	11,926,582	16,362,571	14,473,954

(v)    Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the aging profile of financial liabilities of the Company on September 30, 2013 and December 31, 2012:

a) Parent Company:

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	1,129,667	1,272,460	74,007	2,476,134
Debentures	1,224,770	2,443,658	-	3,668,428
Derivatives	(82,051)	(14,156)	-	(96,207)
Leasing	37,431	114,257	24,906	176,594
At 09.30.2013	2,309,817	3,816,219	98,913	6,224,949

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

a)     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)   Liquidity management risk – Continued

a)   Parent Company: -- Continued

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	888,439	2,111,787	149,876	3,150,102
Debentures	727,053	3,323,809	-	4,050,862
Derivatives	(16,219)	(81,335)	-	(97,554)
Leasing	54,023	121,046	44,485	219,554
At 12.31.2012	1,653,296	5,475,307	194,361	7,322,964

                   b) Consolidated:

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	3,804,233	1,928,249	77,587	5,810,069
Debentures	1,305,218	3,313,002	-	4,618,220
Derivatives	(92,248)	(14,156)	-	(106,404)
Leasing	38,168	117,206	29,936	185,310
At 09.30.2013	5,055,371	5,344,301	107,523	10,507,195

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	3,561,872	2,669,235	149,876	6,380,983
Debentures	897,657	4,225,743	-	5,123,400
Derivatives	(11,345)	(87,647)	-	(98,992)
Leasing	60,304	120,781	29,936	211,021
At 12.31.2012	5,077,507	5,347,876	107,523	10,532,906

(vi)   Derivative financial instruments

Certain operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

On September 30, 2013 the reference value of these contracts were R$640,000 (R$1,144,050 on December 31, 2012). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably carried out with the same financial institution, observing the limits set by Management.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

a)Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments – Continued

The Company’s derivatives contracted before December 31, 2008 are  measured at fair value through profit or loss, including: (i) “swap” agreements of foreign currency-denominated debts (U.S. dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). There is no balance at September 30, 2013 (R$259,883 at December 31, 2012) and (ii) are primarily related to debentures, swapping variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations and hedge accounting is applied on inception date and on continuing basis. Hedges designated transactions contracted in the nine-month period ended of September 30, 2013 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 38 (IAS 39), the debt is also adjusted at fair value.

		Consolidated
		Notional value		Fair value
		09.30.2013	12.31.2012	09.30.2013	12.31.2012
Fair value hedge
Purpose of hedge (debt)		640,000	1,144,050	813,427	1,506,413

Long position (acquired)
Prefixed rate	11.82% per year	377,000	377,000	539,897	521,575
US$ + fixed	3.48% per year	263,000	767,050	278,682	996,538
		640,000	1,144,050	818,579	1,518,113
Short position (sold)
	CDI 100.55% per year	(640,000)	(1,144,050)	(710,965)	(1,396,045)
Net hedge position		-	-	107,614	122,068

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries- Continued

(vi)    Derivative financial instruments - Continued

		Consolidated
		Notional value		Fair value
		09.30.2013	12.31.2012	09.30.2013	12.31.2012
Swap agreements measured by fair value through statement of income
Long position (acquired)
CDI + fixed	100% CDI + 0.05% per year	-	259,883	-	266,276
		-	259,883	-	266,276

Short position (sold)	104.96% of CDI	-	(259,883)	-	(266,071)
Swap net position					205

Total swap net position		-	-	107,614	122,273

Realized and unrealized gains and losses over these contracts during the nine-month period ended September 30, 2013 are recorded in the net financial result and balance payable by fair value is R$107,614 (R$122,273 at December 31, 2012) and recorded under “Loans and financings”.

Fair value “hedge” effects through profit or loss for the nine-month period ended September 30, 2013 were a gain of R$33,271 (and loss of R$26,739 at September 30, 2012).

(vii)         Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&FBovespa.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date the interim financial information are drawn up and rates are projected by the market calculated based on currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments

The sensitivity analysis, was developed for each type of market risk deemed as relevant by Management, to which the entity is exposed at the closing date of each period.

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments already mentioned in item (vi) above. For scenarios (II) and (III), for the sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of the financial instruments.

In order to calculate the fair value, debts and “swaps” are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate calculated through the interpolation method of foreign currency-denominated loans is developed through DDI curves, Clean Coupon and DI x Yen, indexes disclosed by BM&FBovespa (Securities, Commodities and Futures Exchange), and DI curve is used in domestic currency-denominated loans, an index published by CETIP and calculated through the exponential interpolation method.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see item b (ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)     Fair value “hedge” (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at prefixed rate	Rate increase	(593,108)	(593,108)	(593,108)
Swap (asset position in prefixed rate)	Rate increase	593,205	593,205	593,205
	Net effect	97	97	97

“Swap” (liability position in CDI)	CDI decrease	(548,159)	(559,399)	(570,921)

Total net effect			(11,240)	(22,762)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments-- Continued

(ii) Derivatives recorded at fair value through profit or loss

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt US$	US$ increase	(311,369)	(389,212)	(467,054)
Swap (asset position in US$)	US$ increase	315,876	394,845	473,814
	Net effect	4,507	5,633	6,760

Swap (liability position in CDI)	CDI decrease	(254,529)	(257,300)	(260,043)

Total net effect			(1,645)	(3,261)

(iii) Other financial instruments

		Market projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1%	(1,366,615)	(1,393,989)	(1,421,363)
Debentures	108.35% of CDI	(2,296,697)	(2,342,701)	(2,388,705)
Debentures – Via Varejo	100% CDI + 0.9%	(947,457)	(981,892)	(1,016,810)
Bank loan	102.51% of CDI	(1,256,721)	(1,281,894)	(1,307,066)
Bank loan – Via Varejo	110.48% of CDI	(2,885,993)	(2,894,833)	(2,903,569)
Leasing	100.18% of CDI	(150,919)	(153,942)	(156,965)
Leasing	IGP-DI + 6% per year	(35,685)	(36,399)	(37,114)
Leasing – Via Varejo	100% CDI	(23,251)	(23,831)	(24,412)
Total loans and financings exposure		(8,963,338)	(9,109,481)	(9,256,004)
Cash and cash equivalents	100.6 % of CDI(*)	5,243,126	5,348,148	5,453,169

Total net exposure		(3,720,212)	(3,761,333)	(3,802,835)

Deterioration compared with the Scenario I			(41,121)	(82,623)
(*) weighted average

c)  Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized as follows:

	09.30.2013	Quoted price in an active market for an identical instrument (Level 1)	Fair value measurement on the balance sheet date adopting other observable relevant assumptions (Level 2)	Fair value measurement on the balance sheet date adopting other observable relevant assumptions (Level 3)

Financial investments measured at fair value	23,270	23,270	-	-
Cross-currency interest rate swaps	71,573	-	71,573	-
Interest rate swaps	36,042	-	36,042	-
Loans and financings	(700,226)	-	(700,226)	-
Debentures	(4,001,549)	-	(4,001,549)	-
Put/call options (e), (f)	362,279	-	-	362,279
	(4,208,611)	23,270	(4,594,160)	362,279

There were no changes between the fair value measurement levels in the nine-month period ended September 30, 2013.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

d) Consolidated position of operations with derivatives financial instruments.

As of September 30, 2013 and December 31, 2012, below, the consolidated position of outstanding derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value (in thousands)	Contracting date	Maturity	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Exchange swaps registered at CETIP (USD x CDI)	Santander	US$ 57,471	4/16/2010	4/10/2013	-	(1,350)	-	(839)
	Citibank	US$ 23,202	2/13/2012	2/13/2014	11,422	6,765	10,687	7,145
	Itaú Unibanco	US$ 175,000	7/1/2010	6/7/2013	-	(18,281)	-	(16,389)
	Itaú Unibanco	US$ 100,000	5/5/2011	4/16/2014	61,222	43,653	60,886	50,456
	HSBC	US$ 95,487	4/29/2011	4/22/2013	-	34,119	-	35,264

Interest rate swap registered at CETIP (Fixed rate x CDI)	Banco do Brasil	R$ 117,000	12/23/2010	12/24/2013	9,780	4,746	10,569	11,210
	(*)	R$ 130,000	6/28/2010	6/6/2014	10,382	5,091	12,261	14,858
		R$ 130,000	6/28/2010	6/2/2015	9,839	4,706	13,213	20,363
	Itaú Unibanco	R$ 779,650	6/25/2007	3/1/2013	-	132	-	205
					102,645	79,581	107,616	122,273

e) Call option Bartira

Casa Bahia Comercial Ltda. ("CB") and the Company have granted through the Shareholders´ Agreement, call and put options on the shares held by the NCB and Casa Bahia in Bartira. The terms are defined as follows:

•   During the restricted period, as defined in the Shareholders´ Agreement as 36 months from July 1, 2010, NCB has the right to sell its 25% in the capital of Bartira for R$1.00 to Casa Bahia.

•  For the period between the end of restriction period and the end of the 6th year of the Partnership Agreement, NCB has the option acquire the remaining 75% of interest in the capital of Bartira, currently held by CB, for the amount of R$175,000, adjusted by the Extended Consumer Price Index - IPCA.

•  In case that NCB does not exercise the call option referred to above, at the end of the 6th year, CB has the obligation to acquire 25% held by NCB for R$58,500, adjusted by IPCA.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments - Continued

e) Call option Bartira -- Continued

The instrument mentioned above was calculated using the Black & Scholes methodology under the following assumptions:

•  Exercise price: R$200,466 (monetarily restated by IPCA until exercise date);

•  The asset price in cash: R$672,941, corresponding to 100% valuation of Bartira, under conditions in which asset can be delivered if the option is exercised, in other words, excluding the effects of disadvantageous supply agreement;

•  Volatility: 28% based on similar companies;

•  Contract term: 10 months;

•  Risk-free rate: 5.8% per year

•  The fair value on September 30, 2013: R$306,739.

f)  Call option Rede Duque

The call option in the amount of R$50,000 is restated by 110% of CDI and at September 30, 2013, the amount of R$3,222 (R$2,318 in December 31, 2012) was recognized in financial result, see note 15 (ii). The period for the exercise was extended so that it should start on July 28, 2013 and ending on November 28, 2013.

21.   Income and social contribution taxes payable and taxes payable in installment

a)      Payable taxes and contributions

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

PIS and COFINS payable	17,205	47,988	242,676	251,902
Provision for income and social contribution taxes	76,608	22,991	138,889	147,915
ICMS to payable	18,966	24,906	182,174	233,154
Other	1,054	5,623	38,250	17,790
	113,833	101,508	601,989	650,761

b)      Taxes payable in installment

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Taxes payable by installments - Law no. 11941/09 (i)	1,126,993	1,248,158	1,203,462	1,327,115
Social Security	-	-	13,408	13,740
Other (ii)	15,702	18,043	16,538	19,056
	1,142,695	1,266,201	1,233,408	1,359,911

Current	133,645	147,172	142,219	155,368
Noncurrent	1,009,050	1,119,029	1,091,189	1,204,543

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

21.   Income and social contribution taxes payable and taxes payable in installment -- Continued

b)      Taxes Payable in installment – Continued

(i)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months. The Company still has the possibility of using escrow deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS.

(ii) Other – the Company filed request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

22.   Income and social contribution taxes

a)  Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012

Earnings before income and social contribution taxes	633,435	739,246	993,334	861,270
Income and social contribution taxes at the notional rate of 25% for the Company and 34% for subsidiaries	(158,359)	(184,812)	(298,001)	(258,381)
Tax penalties	(2,388)	(2,525)	(6,185)	(3,778)
Equity pickup	71,464	80,883	8,505	3,559
Extemporaneous credits	16,845	-	16,890	-
Other permanent differences (undeductible)	(223)	(22,927)	(5,732)	14,734
Effective income and social contribution taxes	(72,661)	(129,381)	(284,567)	(243,866)

Income and social contribution taxes for the period:
Current	(98,718)	(105,840)	(278,124)	(160,350)
Deferred	26,057	(23,541)	(6,443)	(83,516)
Deferred income and social contribution taxes expenses	(72,661)	(129,381)	(284,567)	(243,866)
Effective rate	11.5%	17.5%	28.6%	28.3%

The CBD does not pay social contribution tax (9%) based on final and unappealable court decision in the past.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

22.   Income and social contribution taxes -- Continued

b)  Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Tax losses	-	7,095	736,370	796,771
Provision for contingencies	175,524	97,666	351,166	269,390
Provision for derivative operations taxed on a cash basis	3,204	25,104	7,287	22,608
Allowance for doubtful accounts	1,364	1,375	90,196	75,394
Provision for goodwill decrease	-	-	974	974
Provision for current expenses	-	-	99,106	49,557
Goodwill tax amortization over investments	29,391	43,162	(345,919)	(270,666)
Adjustment to present value Law 11638/07	550	441	(9,196)	1,320
Adjustment for financial leasing operations Law 11638/07	5,575	7,158	(55,454)	(43,183)
Adjustment to marking to market Law 11638/07	949	729	949	729
Capital gain of assets acquired in business combination	-	-	(953,550)	(986,701)
Technological innovation accomplishment future	(12,209)	(11,722)	(12,209)	(11,722)
Other	7,200	14,573	25,303	36,995
Deferred income and social contribution taxes	211,548	185,491	(64,977)	(58,534)

Noncurrent assets	211,548	185,491	1,024,605	1,078,842
Noncurrent liabilities	-	-	(1,089,582)	(1,137,376)
Income tax and deferred social contribution	211,548	185,491	(64,977)	(58,534)

Management has prepared a technical viability study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This study was prepared based on information extracted from the strategic planning report previously approved by the Board of Directors of the Company.

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent Company	Consolidated
2014	70,264	407,792
2015	43,293	293,188
2016	43,293	263,135
2017	43,293	48,596
2018	11,405	11,894
	211,548	1,024,605

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

23.   Companies` acquisition

	Consolidated
	09.30.2013	12.31.2012

Interest acquisition in Assai (a)	5,214	4,945
Interest acquisition in Sendas (b)	168,798	216,277
	174,012	221,222

Current liabilities	68,361	63,021
Noncurrent liabilities	105,651	158,201

                       a.      Refers to accounts payable due to the acquisition of noncontrolling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group.

                       b.      Refers to accounts payable for the acquisition of noncontrolling interest in Sendas in December 2010, corresponding to 42.57% of the capital at the time the total amount of R$377,000. On September 30, 2013 three annual installments were remaining, recorded at present value, estimated to be adjusted by the IPCA, the last amortization will occur in July 2016.

24.   Provision for contingencies

The provision for contingencies is estimated by the Company and supported by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsels:

a)     Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2012	36,093	132,963	112,417	64,210	345,683
Additions	167,387	-	94,971	3,583	265,941
Payments	-	-	(22,564)	-	(22,564)
Reversals	-	(43,131)	(8,937)	(1,611)	(53,679)
Transfers	-	-	-	(15,100)	(15,100)
Monetary restatement	6,548	4,003	9,727	6,900	27,178

Balance at September 30, 2013	210,028	93,835	185,614	57,982	547,459

b)    Consolidated

	COFINS/PIS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2012	86,557	364,082	190,836	132,886	774,361

Additions	190,382	8,701	178,404	45,026	422,513
Payments	-	-	(35,552)	(7,690)	(43,242)
Reversals	-	(52,470)	(31,158)	(28,809)	(112,437)
Monetary restatement	8,575	10,376	19,101	22,074	60,126

Balance at September 30, 2013	289,610	326,593	321,631	163,487	1,101,321

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies – Continued

c)  Taxes

Tax claims are indexed, by law, by monthly restatement, which refers to an adjustment in the amount of provisions for contingencies in accordance with the indexed rates used by each tax jurisdiction. In all cases, both the interest charges as fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries are discussing at court the right to exclude the ICMS from the calculation basis of these two contributions.

In addition, a subsidiary of the Company offset tax debts from PIS and COFINS with excise tax - IPI credits – inputs credits subject to a zero rate or exempted - acquired from third parties (transferred based on final and unappeasable court decision). The claims amounts of PIS and COFINS at September 30, 2013 is R$92,112 (R$86,557 at December 31, 2012).

In addition, in 2013 there were progresses in the claims related to the offset of Finsocial, COFINS and PIS, which lead our legal counsel to change their estimation of losses from possible to probable in the amount of R$193,402.

Taxes and other

Taxes

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor - FAP for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on tax losses carryforward, as well as suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate, ancillary obligations by State tax authorities; and (v) other less relevant issues.

During the second quarter of 2013, procedural events occurred that led to change in the likelihood of loss from probable to possible of a claim related to income taxes of R$43,139.

The amount recorded at September 30, 2013 is R$130,325 (R$173,687 on December 31, 2012).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at September 30, 2013 is R$36,954 (R$31,529 at December 31, 2012).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

Others

Provisions for tax contingent liabilities were recorded in Via Varejo subsidiary, which upon business combinations are recorded, under technical pronouncement CPC 15 (IFRS 3). At September 30, 2013, the amount recorded was R$163,410 (R$158,866 at December 31, 2012) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

d)  Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At September 30, 2013, the Company recorded a provision of R$308,451 (R$177,698 at December 31, 2012) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these claims recording provision for losses when reasonably estimable, bearing in mind previous experiences in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”) 0.04% accrued at September 30, 2013 (0.29% at December 31, 2012) plus 1% monthly interest rates.

Labor provisions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combination amounting to R$13,180 at September 30, 2013 (R$13,138 at December 31, 2012).

e)  Civil and other

The Company is defendant in civil actions, at several court levels (indemnifications and collections, among others) and at different courthouses. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the renewals of lease agreements and the review of the lease paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of changing the lease paid by the entity. At September 30, 2013, the amount accrued for these lawsuits is R$43,372 (R$36,112 at December 31, 2012), to which there are no escrow deposits;

•       The subsidiary Via Varejo is party to lawsuits involving the consumer relations rights (civil actions and assessments from PROCON) and few lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits totals R$55,460 at September 30, 2013 (R$43,769 at December 31, 2012);

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

e)  Civil and other -- Continued

•       Provisions for civil actions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combinations totaling R$2,280 at September 30, 2013 (R$2,685 at December 31, 2012).

Total civil actions and other at September 30, 2013 is R$163,487 (R$132,886 at December 31, 2012).

f)   Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$7,544,409 at September 30, 2013 (R$7,151,112 at December 31, 2012), and are mainly related to:

•       INSS (Social Security Tax) – the Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$296,267 at September 30, 2013 (R$283,245 at December 31, 2012). The proceedings are under administrative and court discussion;

•       IRPJ, individual income tax - IRRF, CSLL, tax on financial transactions - IOF,  tax at source on net income  ILL, IPI – the Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level;

In the 4th quarter of 2012, the Company became aware of delinquency notice drawn up by Internal Revenue Agency to the collection of differences in the payment of income tax, allegedly due in respect of the calendar years 2007 to 2009, under the allegation that there was improper deduction of goodwill amortization duly payable and arising from transactions between shareholders Casino and Abilio Diniz. The Company filed defense at the administrative level and is awaiting a decision. In the second quarter of 2013, the Company became aware of delinquency in relation to the calendar years 2010 and 2011. No provision was made for this case, since the evaluation of the Company´s legal advisors, the chances of loss are classified partly as possible is R$628,755 at September 30, 2013 (R$300,800 at December 31, 2012) and partly as a remote.

The amount involved in these assessments corresponds to R$1,119,220 at September 30, 2013 (R$783,305 at December 31, 2012).

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

f)   Other non-accrued contingent liabilities -- Continued

•       COFINS, PIS and provisional contribution on financial transactions - CPMF – the Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$949,840 at September 30, 2013 (R$1,076,782 at December 31, 2012);

•       ICMS – the Company was served notice by the State tax authorities regarding: (i) on the appropriation of credits of electricity; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed from sales; and (viii) among others, not relevant. The total amount of these assessments is R$3,988,712 at September 30, 2013 (R$3,599,179 at December 31, 2012), which await a final decision in the administrative and court levels;

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount is R$329,191 at September 30, 2013 (R$325,139 at December 31, 2012) and await administrative and court decisions;

•     Other litigations – they are related to administrative lawsuits, real estate lease claims that the Company pleads the renewal of leases and setting rents according to the values prevailing in the market and the claims under the civil court scope, special civil court, Consumer Protection Agency  - PROCON (in many States), Weight and Measure Institute  - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, amounting to R$408,210 at September 30, 2013 (R$638,521 at December 31, 2012);

•     Labor  - the Company has also processes with estimated risk of loss as possible in the amount of R$452,969 on September 30, 2013 (R$444,941 at December 31, 2012).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up.

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

g)  Restricted deposits for legal proceeding

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to restricted deposits for legal proceeding.

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Tax	57,919	57,847	141,017	137,911
Labor	441,755	456,921	762,753	738,228
Civil and other	42,813	33,607	94,268	76,155
Total	542,487	548,375	998,038	952,294

h)  Guarantees

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	814,954	31	4,673,912	5,488,897
Labor	6,141	3,051	67,117	76,309
Civil and other	11,128	422	241,420	252,970
Total	832,223	3,504	4,982,449	5,818,176

i)   Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

25.   Leasing transactions

a)  Operational lease

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Gross commitments from operating lease Minimum rental payment
Less than1 year	410,379	354,816	1,160,205	931,204
Over 1 year and less than 5 years	1,345,021	1,101,133	3,498,513	2,579,478
Over 5 years	1,380,803	1,430,996	4,440,209	4,084,681
	3,136,203	2,886,945	9,098,927	7,595,363

The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation.

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

25.   Leasing transactions – Continued

a)  Operational lease -- Continued

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at September 30, 2013, the fine would be R$541,273 (R$863,853 on December 31, 2012).

(i)  Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012

Contingent payments recognized as expense in the period	242,376	172,149	376,062	327,864

(ii) Clauses with renewal or adjustment option

The terms of the agreements vary between 5 and 25 years and the agreements may be renewed according to the rental law. The agreements have periodic adjustment clauses according to inflation indexes.

b)  Financial lease

Financial lease agreements amounted to R$305,626 at September 30, 2013 (R$358,211 at December 31, 2012), according to the chart below:

	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Financial leasing liability –minimum lease payments
Less than 1 year	31,404	66,863	47,910	83,054
Over 1 year and less than 5 years	102,551	110,065	106,825	127,283
Over 5 years	27,442	28,001	34,172	35,254
Present value of financial lease agreements	161,397	204,929	188,907	245,591

Future financing charges	93,055	97,085	116,719	112,620
Gross amount of financial lease agreements	254,452	302,014	305,626	358,211

	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012

Contingent payments recognized as expense in the period	1,878	1,743	1,743	4,929

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

25.   Leasing transactions -- Continued

b)  Financial lease -- Continued

The lease term varies between 5 and 25 years and the agreements may be renewed according to the rental law 12122 of 2010.

	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012

Minimum rentals	249,579	254,066	342,589	413,211
Contingent rentals	82,645	22,992	663,891	438,100
Sublease rentals (*)	(90,848)	(73,515)	(119,194)	(97,435)
	241,376	203,543	887,286	753,876

(*) Refers to contracts rents receivable from commercial galleries.

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties are used by the parties intended for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

26.   Deferred revenue

       The subsidiaries Via Varejo and NCB received in advance values of trading partners on exclusivity in the intermediation services or additional/extended warranties, and subsidiary Barcelona received in advance values for the rental of shelves and light panel (Back lights) for exhibition of products from their suppliers.

	Consolidated
	09.30.2013	12.31.2012

Additional or extended warranties	459,033	513,003
Security revenues	2,240	-
Barter contract	44,558	32,975
Back lights	7,066	17,807
	512,897	563,785

Current	82,726	92,120
Noncurrent	430,171	471,665

Management estimates that the value classified as noncurrent will be recognized in profit or loss, in the following proportion:

Consolidated
09.30.2013
2014	19,020
2015	118,042
2016	80,447
2017	67,765
2018	49,268
2019	49,268
2020	46,361
430,171

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ equity

a)  Capital stock

The subscribed and paid-up capital is represented by 264,318 at September 30, 2013 (263,410 at December 31, 2012) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at September30, 2013 and December 31, 2012, and 164,638 in thousands of preferred shares at September 30, 2013 (163,730 at December 31, 2012).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

In the nine-month period ended of September 30, 2013 the Company increased the capital in 608 thousand preferred shares resulting from the exercise of stock options, as follows:

•         At the Board of Directors’ Meeting held at February 19, 2013, the capital was increased by R$1,088 by means of the issue of 41 thousand preferred shares.

•         At the Board of Directors’ Meeting held at April 25, 2013 the capital was increased by R$5,692 by means of the issue of 237 thousand preferred shares.

•         At the Board of Directors’ Meeting held at June 20, 2013 the capital was increased by R$4,091 by means of the issue of 304 thousand preferred shares.

•         At the Board of Directors’ Meeting held at August 29, 2013 the capital was increased by R$878 by means of the issue of 26 thousand preferred shares.

b)  Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)  Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring realized in 2006, and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398, and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

c)  Capital reserve – special goodwill reserve -- Continued

The capital increase is subject to the preemptive right of noncontrolling shareholders, according to each one's interest by type and class of share at the time of issue, and the amounts paid by noncontrolling shareholders will be directly delivered to the controlling shareholder.

At the Extraordinary Shareholders’ Meeting held at April 27, 2012, the shareholders approved to increase the Company's capital, in the amount of R$200,905, by capitalizing the special goodwill reserve. Out of this amount, R$40,180 were capitalized without issuing new shares and R$160,725 were capitalized to the benefit of Wilkes Participações S.A., pursuant to article 7 of Instruction nº 319/99 of CVM.

At the Extraordinary Shareholders’ Meeting held at April 17, 2013, the shareholders approved to increase the Company´s capital, in the amount of R$38,025 by capitalizing the special goodwill reserve. Out of this amount, R$7,605 were capitalized without issuing new shares and R$30,420 were capitalized to the benefit of Wilkes Participações S.A., pursuant to article 7 of Instruction nº 319/99 of CVM.

d)  Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under technical pronouncement CPC 10 (IFRS 2) – Share-based payment.

e)  Profit reserve

(i)   Legal reserve: is formed based on appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)  Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

f)   Share-based payment plans

Pursuant to the resolutions at the Extraordinary Shareholders’ Meeting, held at December 20, 2006, the Company’s Stock Option Plan was approved.

Starting on 2007, the grants of stock options to Management and employees, were made following the rules below:

Options will be classified as follows: “Silver” and “Gold”, and the quantity of Gold-type options may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan Management Committee, in the course of 36 months following the granting date.

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

f)   Share-based payment plans -- Continued

(i) Stock option plan for preferred shares - Continued

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&FBOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type option will correspond to R$0.01 and the granting of these options are additional to the Silver options, the granting or the exercise of “Gold” options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the Return on Invested Capital - ROIC verified at the end of the 36th month as of the granting date. In accordance with item 3.3 of the Plan, the Committee decided that, from the Series A6, including the reducing or increasing the amount of options such as “Gold” will be determined based on the compliance with the Return on Capital Employed - ROCE of CBD, which may increase or reduce granting at -6% and 6%, depending on the accomplishment of goals..

The options granted under the Stock Option Plan may be exercised in whole or in part. It is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by employee, and the exercise price must be paid in one installment, due after 30 days after the date of subscription of their shares.

At the Board of Directors’ Meeting held at February 19, 2013, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 11,618 thousand preferred shares to 15,500 thousand preferred shares, an increase of 3,882 thousand new preferred shares.

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

f)   Share-based payment plans - Continued

(i) Stock option plan for preferred shares - Continued

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31, 2012
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(841)	(7)	-
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(943)	(7)	-
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(668)	-	-
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(693)	-	-
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(257)	(2)	255
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(118)	(1)	63
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(59)	(11)	229
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(59)	(11)	229
Series A6 - Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	(66)	(19)	441
Series A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	(66)	(19)	441
						5,505	(3,770)	(77)	1,658

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Total in effect

Balance at September 30, 2013
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(122)	(14)	163
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(122)	(14)	163
Series A6 - Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	(145)	(26)	355
Series A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	(145)	(26)	355
Series A7 – Gold	3/15/2013	3/14/2013	3/14/2017	0.01	0.01	358	(4)	(15)	339
Series A7 - Silver	3/15/2013	3/14/2013	3/14/2017	80.00	80.00	358	(4)	(15)	339
						3,062	(1,235)	(113)	1,714

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at May 31, 2013, approved that no reduction occurred and or acceleration referring to Series A4.

At September 30, 2013 there were 232,586 treasury preferred shares which may be used guarantee for the awards granted in the plan. The preferred share price at BM&FBovespa was R$101.36 per share.

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

f)   Stock option plan for preferred shares – Continued

(i)Consolidated information on the stock option plans – GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise of September 2013 of all options granted:

	09.30.2013	12.31.2012
Number of shares	264,318	263,410
Balance of granted series in effect	1,714	1,658
Maximum percentage of dilution	0.65%	0.63%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.88% (0.81% at December 31, 2012), (b) expectation of volatility of nearly 28.91% at September 30, 2013 (33.51% at December 31, 2012) and (c) the risk-free weighted average interest rate of 10.86% at September 30, 2013 (10.19% at December 31, 2012). The expectation of average remaining of the series outstanding at September 30, 2013 was 1.70 year (1.64 year at December 31, 2012). The weighted average fair value of options granted at September 30, 2013 was R$62.37 (R$51.19 at December 31, 2012).

	Shares	Weighted average of exercise price	Weighted average remaining contractual term	Intrinsic value added
At December 31, 2012
Outstanding at the beginning of the year	1,963	16.90
Granted during the year	1,052	32.08
Cancelled during the year	(64)	29.40
Exercised during the year	(1,293)	16.46
Expired during the year	-	-
Outstanding at the ended of the year	1,658	26.40	1.64	106,168
Total to be performed on December 31, 2012	1,658	26.40	1.64	106,168

At September 30, 2013
Granted during the period	716	40.02
Cancelled during the period	(51)	36.43
Exercised during the period	(609)	19.32
Outstanding at the ended of the period	1,714	34.31	1.70	114,979
Total to be performed on September 30, 2013	1,714	34.31	1.70	114,979

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

f)   Stock option plan for preferred shares – Continued

•   Consolidated information on the stock option plans – GPA

On September 30, 2013 there were no options to be exercised.

Technical pronouncement CPC 10(R1) (IFRS 2) - Share-based Payment determines that the effects of share-based payment transactions are recorded in profit or loss and in the Company’s balance sheet. The amounts recorded in the statement of income of the Parent Company and Consolidated at September 30, 2013 were R$29,658 (R$27,794 at September 30, 2012).

28.    Net revenue

	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Gross revenue from goods and/or services
Goods	16,930,747	15,196,385	45,155,420	40,502,248
Rendering of services	89,213	78,675	1,105,683	892,427
Barter revenue	-	-	-	98,075
Financial services	-	-	736,544	659,63
Sales return and cancellation	(228,824)	(188,648)	(1,373,990)	(1,314,908)
	16,791,136	15,086,412	45,623,657	40,837,476

Taxes	(1,383,969)	(1,343,771)	(4,780,788)	(4,497,442)

Net Income	15,407,167	13,742,641	40,842,869	36,340,034

29.    Expenses by nature

	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012

Cost of inventories	(11,277,615)	(10,199,613)	(30,037,937)	(26,675,839)
Personnel expenses	(1,586,407)	(1,249,352)	(3,812,603)	(3,344,059)
Selling expenses	(241,875)	(244,078)	(2,245,741)	(2,043,764)
Outsourced services	(266,345)	(295,898)	(395,791)	(453,047)
Functional expenses	(723,324)	(630,483)	(1,077,040)	(1,026,366)
Other expenses	(15,418)	(72,089)	(477,747)	(486,037)
	(14,110,984)	(12,691,513)	(38,046,859)	(34,029,112)

Cost of goods and/or services sold	(11,277,615)	(10,199,613)	(30,037,937)	(26,675,839)
Selling expenses	(2,346,958)	(2,038,894)	(6,866,612)	(6,130,003)
General and administrative expenses	(486,411)	(453,006)	(1,142,310)	(1,223,270)
	(14,110,984)	(12,691,513)	(38,046,859)	(34,029,112)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

30.    Other operating revenue (expenses), net

	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Provision for tax claims (i)	(163,291)	-	(163,291)	-
Idemnifiable liability (ii)	(50,760)	(23,991)	(89,418)	(23,991)
Liabilities for damages	(2,649)	-	(2,649)	-
Expenditures with integration / restructuring	(30,324)	(11,712)	(42,196)	(27,281)
PPA Via Varejo	-	-	-	4,700
Permanent assets result	817	(6,826)	(6,308)	30,079
Result of agreement on financial services	-	-	-	2,875
Other (iii)	(11,784)	-	(70,585)	(11)
	(257,991)	(42,529)	(374,447)	(13,629)

Other operating income	817	(6,826)	(1,372)	42,805
Other operating expenses	(258,808)	(35,703)	(373,075)	(56,434)
	(257,991)	(45,529)	(374,447)	(13,629)

(i)      Refers to the provision of tax claims Finsocial and PIS and Cofins, whose evaluation by the Management supported by their  legal counsel has become probable loss during the second quarter of 2013;

(ii)     Relating to the effects of the work of external consultants in Via Varejo completed during the second quarter of 2013, on which the Company is analyzing with their advisors action to collect the amounts, as announced to the market on Via Varejo on May 23, 2013; and

(iii)      The amount comprises mainly of the review of labor and tax risks, net of effects of tax amnesties.

31.   Financial result

	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012

Financial expenses
Cost of debt	(346,299)	(411,193)	(625,242)	(700,043)
Anticipated cost receivables	(65,095)	(61,359)	(423,925)	(393,203)
Monetary adjustment liabilities	(87,380)	(111,203)	(161,292)	(196,329)
Other expenses	(46,468)	(13,081)	(71,295)	(62,153)
Total expenses	(545,242)	(596,836)	(1,281,754)	(1,351,728)

Financial revenues
Profitability in cash and cash equivalents	89,013	148,034	264,417	271,727
Monetary adjustment assets	65,919	31,483	146,588	169,239
Other financial revenues	5,316	73,818	5,173	18,349
Total financial income	160,248	253,335	416,178	459,315

Financial result	(384,994)	(343,501)	(865,576)	(892,413)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

32.    Earnings per share

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the year.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

The Company granted a share-based compensation plan to its employees (see note 27), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury share" method.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed.

The earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own shares.

The following table presents the determination of net income available to common and preferred shareholders and weighted average of common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the periods reported:

	09.30.2013			09.30.2012
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated and not distributed	361,352	199,422	560,774	391,135	218,730	609,865
Net income allocated available for common and preferred shareholders	361,352	199,422	560,774	391,135	218,730	609,865

Basic denominator (thousands of shares)
Weighted average of shares	164,200	99,680	263,880	162,044	99,680	261,724

Basic earnings per thousands of shares (R$)	2.20	2.00		2.41	2.19

Diluted numerator
Net income allocated and not distributed	164,200	99,680	263,880	162,044	99,680	261,724
Stock call option	738	-	738	1,310	-	1,310
Net income allocated available for common and preferred shareholders	164,938	99,680	264,618	163,354	99,680	263,034

Diluted earnings per thousands of shares (R$)	2.19	2.00		2.39	2.19

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

33.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amounts paid referring to the nine-month period ended September 30, 2013 R$2,833 (R$2,887 at September 30, 2012), and employees contributions R$3,854 (R$3,482 at September 30, 2012). The plan had 1,020 participants at September 30, 2013 (860 at September 30, 2012).

34.   Insurance coverage

The insurance coverage at September 30, 2013 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property. equipment and inventories	Assigning profit	7,915,199	19,257,810
Profit	Loss of profits	1,852,050	4,005,612
Cars and other (*)	Damages	381,008	708,639

In addition, the Company maintains specific policies referring to civil liability and directors and officers liability amounting to R$313,000.

(*)The value reported above does not include coverage of the hooves, which are insured by the value of 100% table Foundation Institute of Economic Research - FIPE.

35.   Segment information

Management considers the following segments, as follows.

•       Retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”;

•       Home appliances – includes the banners “Pontofrio” and “Casas Bahia”;

•       Cash & Carry – includes the banner “Assaí”; and

•       E-commerce includes the “sites” www.pontofrio.com.br, www.extra.com.br, www.casasbahia.com.br, www.barateiro.com.br  and  www.partiuviagens.com.br.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the interim financial information. GPA financing (including financial costs and financial income) and the income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 19 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information -- Continued

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments.

The Company measures the results of segments using the accounting practices adopted in Brazil (IFRS), among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the operating results of each segment affected by the revisions are restated for all years presented to maintain comparability. Information about the segments is included in the following table:

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information- Continued

	Balance at 09.30.2013
Description	Retail	Cash & Carry	Home appliance	E-commerce	Total	Eliminations (*)	Total
Net sales	18,112,052	4,335,722	15,513,466	2,881,629	40,842,869	-	40,842,869
Gross profit	4,973,585	596,589	4,802,437	432,321	10,804,932	-	10,804,932
Depreciation and amortization	(451,030)	(39,944)	(95,700)	(4,329)	(591,003)	-	(591,003)
Equity pickup	19,934	-	8,416	-	28,350	-	28,350
Operating income	696,791	96,866	1,018,047	47,206	1,858,910	-	1,858,910
Financial expenses	(604,698)	(31,760)	(568,857)	(99,639)	(1,304,954)	23,200	(1,281,754)
Financial revenue	250,112	16,530	164,197	8,539	439,378	(23,200)	416,178
Earnings before income and social contribution taxes	342,205	81,636	613,387	(43,894)	993,334	-	993,334
Income and social contribution taxes	(61,857)	(28,472)	(208,025)	13,787	(284,567)	-	(284,567)
Net income (loss)	280,348	53,164	405,362	(30,107)	708,767	-	708,767
Current assets	5,494,298	950,643	7,725,876	1,008,164	15,178,981	(329,672)	14,849,309
Noncurrent assets	13,139,569	2,376,771	3,297,957	409,658	19,223,955	(497,741)	18,726,214
Current liabilities	4,414,220	2,038,965	6,248,705	1,360,331	14,062,221	(827,413)	13,234,808
Noncurrent liabilities	6,628,426	390,885	1,663,578	5,338	8,688,227	-	8,688,227
Shareholders’ equity	7,591,221	897,564	3,111,550	52,153	11,652,488	-	11,652,488

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

Description	Retail	Cash & Carry	Home appliance	E-commerce	Total	Eliminations (*)	Total
September 30, 2012
Net sales	16,904,664	3,232,366	13,861,977	2,341,027	36,340,034	-	36,340,034
Gross profit	4,790,405	461,932	4,081,767	330,091	9,664,195	-	9,664,195
Depreciation and amortization	(405,149)	(31,999)	(117,445)	(880)	(555,473)	-	(555,473)
Equity pickup	8,067	-	3,796	-	11,863	-	11,863
Operating income	996,235	83,909	634,617	38,922	1,753,683	-	1,753,683
Financial expenses	(670,616)	(64,645)	(561,328)	(84,255)	(1,380,843)	29,115	(1,351,728)
Financial revenue	338,223	17,091	127,476	5,640	488,430	(29,115)	459,315
Earnings before income and social contribution taxes	663,843	36,355	200,765	(39,693)	861,270	-	861,270
Income and social contribution taxes	(167,371)	(3,559)	(87,551)	14,615	(243,866)	-	(243,866)
Net income (loss)	496,472	32,797	113,215	(25,080)	617,404	-	617,404

December 31, 2012
Current assets	7,531,844	827,835	7,650,902	861,609	16,872,190	(191,888)	16,680,302
Noncurrent assets	12,383,311	2,434,936	3,234,372	335,589	18,388,208	(236,402)	18,151,806
Current liabilities	4,376,599	2,003,619	6,324,067	1,115,274	13,819,559	(428,292)	13,391,267
Noncurrent liabilities	8,337,036	388,311	1,647,530	13	10,372,890	-	10,372,890
Shareholders’ equity	7,201,520	870,841	2,913,677	81,911	11,067,949	2	11,067,951

(*) The eliminations consist of balances between the companies.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	09.30.2013	12.31.2012
Food	55.00%	55.10%
Non-food	45.00%	44.90%
Total	100.00%	100.00%

On September 30, 2013 the investments were presented as follows:

	09.30.2013	12.31.2012
Food	1,031,641	1,245,232
Non-food	265,959	331,325
Total investments	1,297,600	1,576,557

36.   Subsequent events

a)     CADE's approval of the transfer of ownership between Casino Guichard-Perrachon and Península Participações SA

The Company disclosed correspondence received from Casino Guichard-Perrachon ("Casino Group") and Mr. Abilio dos Santos Diniz ("AD Group") informing the signing of Instrument Private Transaction and Waiver of Rights whereby the parties agreed to transact any and all disputes, claims or disputes relating to their society in Brazil, especially as shareholders of Wilkes Participações SA ("Wilkes") and the CBD.

Among others matters, was established to exchange 19,375,000 preferred shares issued by CBD and owned by the Casino Group in consideration for 19,375,000 common shares issued by Wilkes held by AD Group.

On October 2, 2013, the thansfer of 11,229,075 shares were subject to approval by the Anti-Trust Agency (“CADE”) was authorized by the agency without restriction.

b)     Election of Mr. Jean-Charles Henri Naouri as Chairman of the Board of Directors

On October 9, 2013, the Company's shareholders at a General Meeting, elected Mr. Jean-Charles Henri Nouri for the post of Chairman of the Board of Directors of the Company to hold office until the Annual General Meeting to be held in 2014.

c)     Interim dividends

On October 16, 2013, the Board of Directors of the Company approved the interim dividends in the amount of R$33,159, of which R$0.13 per preferred share and R$0.1181812 per common share.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial information -- Continued

September 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

36.   Subsequent events -- Continued

c)     Interim dividends -- Continued

The dividend payment will be held on November 7, 2013. Shall be entitled to dividends all outstanding shares on the base date of October 25, 2013. Since October 28, 2013, the shares will be traded without rights of dividends of as (“ex-rights”) to the dividends payment date.

d)     Increased the capital

On October 16, 2013, members of the Board of Directors under the Stock Option Plan of the Company approved by the Annual General Meeting held on December 20, 2006 ("Plan"), approved the capital increase of Company in the amount of R$1,472, through the issuance of 44,034 (forty-four thousand and thirty-four) preferred.

Consequently, the Company's share capital will increase from R$6,759,809 to R$6,761,281, fully paid up and divided into 264,362,226 (two hundred sixty-four million, three hundred sixty-two thousand, two hundred twenty-six ) shares without par value, of which 99,679,851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) common shares and 164,682,375 (one hundred sixty-four million, six hundred and eighty-two thousand, three hundred seventy-five) preferred.

e)     The adherence of Via Varejo to Level 2 of BM&FBovespa

At the Annual General Meeting held on October 14, 2013, were approved by the shareholders at the Company's adherence to Level 2 of BM&FBovespa and the proposed amendment to the Bylaws of the Company, especially order to adapt it the rules of the Regulation of Level 2.

The main changes were:

•            Institution of Units and setting its rules (1 Unit corresponds to one common share and 2 preferred);

•            Forecast of independent members to the Board of Directors;

•            Composition of the board 2-8 members (previously four) and establishment of the post of Executive Director;

•            Increase in the authorized capital; and

•            Possibility of issuing debentures convertible into shares.

f)      Acquisition of Indústria de Móveis Bartira Ltda.

On October 15, 2013, the Board of Directors of Via Varejo approved the convening of an Extraordinary General Meeting to be held on October 31, 2013, to discuss the acquisition by Via Varejo on the remaining share capital of Indústria de Móveis Bartira Ltda. ("Bartira"), held by Casa Bahia Comercial Ltda., through the exercise of an option to purchase the Company recorded under business combination that resulted in the 2010 creation of the Via Varejo S.A.

On September 30, 2013, Bartira is recognized as a joint operation (see note 3 d)). This transaction is subject to approval by CADE, and after approval, payment and transfer of shares will be held at the closing of the transaction.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 09/30/2013 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61	-	0.00	65,400,000	24.74
Casino Group
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71	-	0.00	28,619,178	10.83
CASINO GUICHARD PERRACHON RACHON *	5,600,052	5.62	-	0.00	5,600,052	2.12
SEGISOR *	-	0.00	1,813,226	1.10	1,813,226	0.69
BENGAL LLC *	-	0.00	1,550,000	0.94	1,550,000	0.59
OREGON LLC *	-	0.00	1,550,000	0.94	1,550,000	0.59
KING LLC*	-	0.00	852,000	0.52	852,000	0.32
GEANT*	-	0.00	4,894,544	2.97	4,894,544	1.85
PINCHER LLC*	-	0.00	1,550,000	0.94	1,550,000	0.59
COBIVIA SAS *	-	0.00	3,907,123	2.37	3,907,123	1.48
AD Group
STANHORE TRADING INTERNATIONAL S.A.*	-	0.00	-	0.00	-	0.00
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA. PARTICIPAÇÕES LTDA. EMPREENDIMENTOS E PARTICIPAÇÕES LTDA. EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	-	0.00	-	0.00	-	0.00
TREASURY SHARES	-	0.00	232,586	0.14	232,586	0.09
OTHER	60,621	0.06	148,288,862	90.07	148,349,483	56.13
TOTAL	99,679,851	100.00	164,638,341	100.00	264,318,192	100.00

(*) Foreign Company

		CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 03/31/2013 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	11,229,075	27.56	-	-	-	-	11,229,075	14.88
SUDACO PARTICIPAÇÕES LTDA.	24,466,566	60.04	24,650,000	100.00	10,073,824	100.00	59,190,390	78.43
SEGISTOR	3,278,528	8.05	-	-	-	-	3,278,528	4.34
AÇÕES EM TESOURARIA	1,775,831	4.35	-	-	-	-	1,775,831	2.35
TOTAL	40,750,000	100.00	24,650,000	100.00	10,073,824	100.00	75,473,824	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding at 03/31/2013 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 09/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00

(**) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 09/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00	937,121,094	100.00
TOTAL	937,121,094	100.00	937,121,094	100.00

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 09/30/2012
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,230	99.94	16,116,893	9.79	115,736,123	43.79

Management
Board of Directors	-	0.00	11	0.00	11	0.00
Board of Executive Officers	-	0.00	205,637	0.12	205,637	0.08

Fiscal Council	-	0.00	-	0.00	-	0.00

Treasury Shares	-	0.00	232,586	0.14	232,586	0.09

Other Shareholders	60,621	0,06	148,083,214	89.94	148,143,835	56.05

Total	99,679,851	100.00	164,638,341	100.00	264,318,192	100.00

Outstanding Shares	60,621	0,06	148,083,214	89.94	148,143,835	56.05

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 09/30/2011
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94	66,254,220	40.55	165,873,551	63.06

Management
Board of Directors	-	0.00	4,388	0.00	-	0.00
Board of Executive Officers	-	0.00	162,743	0.10	-	0.06

Fiscal Council	-	0.00	-	0.00	-	0.00

Treasury Shares	-	0.00	232,586	0.14	232,586	0.09

Other Shareholders	60,520	0.06	96,722,379	59.20	96,782,899	36.79

Total	99,679,851	100.00	163,376,316	100.00	263,056,167	100.00

Outstanding Shares	60,520	0.06	96,722,379	59.20	96,782,899	36.79

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Reports and Statements/Officers Statement on the Independent Auditors’ Report

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), identified as Company and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2013, which comprises the balance sheet as of September 30, 2013 and the related statements of income and comprehensive income for the three- and nine-month periods then ended, and changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by CVM. Conclusion on consolidated interim financial information

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Reports and Statements/Officers Statement on the Independent Auditors’ Report

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the nine-month period ended September 30, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, October 16, 2013

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 17, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.